Exhibit 99.3

AN INDEPENDENT TECHNICAL REPORT ON
ST IVES GOLD MINE,
WESTERN AUSTRALIA

Effective Date of the Technical Report
01 July 2004

Prepared for:

GOLD FIELDS LIMITED
and
IAMGOLD CORPORATION

Prepared by:

Steffen, Robertson and Kirsten
(Australasia) (Proprietary) Limited,
Level 9, 1 York Street
Sydney
NSW 2000
Australia.

Qualified Persons GFL	Qualified Persons SRK
Overall Responsibility – James Johnson	Overall Responsibility – Mike Warren
Estimation of Mineral Resources – Louis Voortman, AusIMM	Reported Mineral Resources – Phil Jankowski, AusIMM
Estimation of Mineral Reserves – James Johnson, AIG	Reported Mineral Reserves – Mike Warren, AusIMM

Tel:    +61-(0)2-9250 0130

Fax:    +61-(0)2-9250 0131

Independent Technical Report - Table of Contents

TABLE OF CONTENTS

Section	Description

1	SUMMARY
1.1	Property Location, Overview and Ownership
1.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography
1.3	Property History
1.4	Geological Setting, Deposit types and Mineralisation
1.5	Significant Exploration
1.6	Drilling, Sampling, Preparation, Analysis and Verification
1.7	Mineral Resource and Mineral Reserve Statement
1.8	Mineral Processing and Metallurgical Test work and Tailings Deposition
1.9	Mining
1.10	Environmental
1.11	Human Resources
1.12	Health and Safety
1.13	Asset Valuation
1.14	Qualified Persons’ (“QPs”) Conclusions

2	INTRODUCTION
2.1	Independent Technical Report
2.2	Purpose of the ITR
2.3	Sources of Information
2.4	Effective Date

3	RELIANCE ON OTHER EXPERTS
3.1	Technical Reliance
3.2	Legal Reliance
3.3	Accounting and Financial Reliance
3.3.1	Accounting Reliance
3.3.2	Financial Reliance
3.4	Warranties and Limitations
3.5	Disclaimers and Cautionary Statements for US Investors
3.6	Qualifications of Authors

4	PROPERTY DESCRIPTIONS AND LOCATION
4.1	Location
4.2	Overview
4.3	Tenements and Rights
4.3.1	Licences for Mining Tenements
4.3.2	Tenement Status
4.4	Property Related Encumbrances
4.5	Environmental Bonds

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
5.1	Climate and Accessibility
5.2	Landform
5.3	Vegetation
5.4	Access Infrastructure, Primary Services and Locality to Settlements

6	HISTORY
6.1	History of Ownership
6.2	Exploration and Summary of Historical Development
6.3	Production History

7	GEOLOGICAL SETTING, DEPOSIT TYPES AND MINERALISATION
7.1	Regional Geology
7.2	Local Geological Setting
7.2.1	Kambalda Domain Geology

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7.2.2	Stratigraphy
7.2.3	Structure
7.2.4	Alteration
7.2.5	Mineralisation
7.2.6	Tertiary and Quaternary Geology
7.3	Deposit Geological Setting
7.3.1	Argo and Apollo
7.3.2	Bahama
7.3.3	Cave Rocks
7.3.4	Diana
7.3.5	Greater Revenge Area
7.3.6	Swiftsure
7.3.7	Grinder
7.3.8	Junction
7.3.9	Leviathan Area
7.3.10	Defiance
7.3.11	Sirius
7.3.12	East Repulse
7.3.13	Conqueror
7.3.14	North Orchin
7.3.15	Thunderer
7.3.16	N31 Open Pit
7.3.17	West Intrepide
7.3.18	Neptune Project

8	EXPLORATION
8.1	Introduction
8.2	Central Corridor
8.3	Condenser Corridor
8.4	Foster Corridor
8.5	Cave Rocks
8.6	Boulder Lefroy Corridor, Magnetic Corridor, and Merougil Beds
8.7	Exploration Summary

9	DRILLING, SAMPLING, PREPARATION, ANALYSIS AND VERIFICATION
9.1	Drilling
9.2	Sampling
9.2.1	Face Sampling
9.2.2	Sludge drilling
9.2.3	Sub-sampling and sample preparation
9.3	Sampling and assay techniques
9.3.1	Quality management measures
9.3.2	Location of data points
9.3.3	Data density and distribution
9.3.4	Database integrity
9.4	Deposit specific information
9.5	SRK Comments

10	MINERAL RESOURCE ESTIMATES
10.1	Geological Modelling
10.2	Estimation and modelling techniques
10.3	Tonnage Factors
10.4	Classification
10.5	Reconciliation
10.6	Mineral Resource and Mineral Reserve Estimates
10.7	Summary of Mineral Resources and Mineral Reserves
11	MINERAL PROCESSING AND METALLURGICAL TESTWORK
11.1	Current Processing Facilities
11.1.1	St Ives 3.1Mtpa Plant
11.1.2	HL Facility

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11.1.3	Toll Treatment
11.2	New Processing Facilities
11.3	Metallurgical Test Work
11.4	Sampling, Analysis, Gold Accounting and Security
11.5	Plant Performance and Operating Costs
11.5.1	St Ives 3.1Mtpa Plant
11.5.2	Lefroy 4.5Mtpa Gold Plant
11.5.3	Heap Leach Facility
11.5.4	Toll Treatment
11.5.5	Plant Closure and Clean-up

12	TAILINGS DEPOSITION

13	MINING
13.1	Mineral Reserves
13.2	Competence and Responsibility
13.3	Open Pits
13.3.1	Salient Features
13.3.2	Historical Performance and Reconciliation
13.3.3	Planning
13.4	Underground Mining
13.4.1	Historical Performance
13.4.2	Mineral Reserves

14	ENVIRONMENTAL
14.1	Introduction
14.2	Environmental Policy and Management Commitment
14.3	Western Australian and Commonwealth Legislative Environment
14.3.1	Commonwealth Approvals
14.3.2	State Approvals
14.4	Operating Licences and Approval Documents
14.5	Department of Environment Environmental Licence to Operate
14.6	Groundwater Well Licences
14.7	Compliance Overview
14.8	Environmental Issues and Associated Risks
14.9	Environmental Liabilities

15	HUMAN RESOURCES

16	OCCUPATIONAL HEALTH AND SAFETY

17	TECHNICAL ECONOMIC INPUT PARAMETERS
17.1	Introduction
17.2	Basis of the Technical-Economic Input Parameters
17.3	Technical-Economic Parameters
17.4	LoM Production Profiles
17.5	Special Factors and Operational Risks
17.5.1	General Risks and Opportunities
17.5.2	Operational Specific Risks
17.5.3	Operational Specific Opportunities

18	MACRO-ECONOMICS AND COMMODITY PRICES
18.1	Introduction
18.2	Historical and Forecast data

19	ASSET VALUATION
19.1	Introduction
19.2	Basis of Valuation
19.3	Limitations and Reliance on Information
19.4	Valuation Methodology
19.5	Post-Tax Pre-Finance Cash Flows
19.6	NPV Sensitivities

20	CONCLUDING REMARKS

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App. 1	Certificates of Qualification

TABLE OF TABLES

Table No.	Description

Table	3.1 St Ives: Qualified Persons in terms of Technical Reliance
Table	3.2 Accounting Inputs as at 30 June 2004
Table	3.3 St Ives: Macro-Economic Inputs
Table	4.1 St Ives: Key Performance Indicators
Table	4.2 St Ives: Tenement Holdings
Table	7.1 St Ives: Stratigraphy of the Kambalda Domain (1)
Table	7.2 St Ives: Summary of deformational events at St Ives
Table	9.1 St Ives: Deposit Specific Drilling Information
Table	9.2 St Ives: Deposit Specific Sampling Information
Table	10.1 St Ives: Deposit Specific Estimation Information
Table	10.2 St Ives: Deposit Specific Estimation Information
Table	10.3 St Ives: Deposit Specific Density Data
Table	10.4 St Ives: Deposit specific classification criteria
Table	10.5 St Ives: Reconciliation of Resource Model to Grade Control
Table	10.7 St Ives: Mineral Resource and Mineral Reserve Estimates June 2004
Table	10.8 St Ives: Mineral Reserve Sensitivity to Gold Price
Table	11.1 St Ives: 3.1Mtpa Plant – Historical and Planned Performance
Table	11.2 St Ives: HL – Historical and Planned Performance
Table	13.1 St Ives: Mineral Reserves Depleted in LoM Plan
Table	13.2 St Ives: Mining Disciplines – Qualified Persons
Table	13.3 St Ives OP: Salient Features
Table	13.4 St Ives OP: Contractors Mining Equipment
Table	13.5 St Ives OP: Drill and Blast Parameters
Table	13.6 St Ives OP: Historical and Projected Production
Table	13.7 St Ives OP: Dilution and Mining Recovery
Table	13.8 St Ives OP: Evaluation Inputs
Table	13.9 St Ives: Underground Operations – Salient Features
Table	13.10 St Ives: Underground Operations – Historical Production
Table	13.11 St Ives UG: Dilution and Mining Recovery
Table	13.12 St Ives UG: Bonus Payment Chart
Table	14.1 Environmental Disciplines – Qualified Persons
Table	14.2 St Ives: Environmental Approvals
Table	14.3 St Ives: Groundwater Well Licences
Table	14.4 St Ives: Assessed Environmental Liabilities(1)
Table	15.1 St Ives: Manpower Statistics
Table	15.2 St Ives: Productivity Indicators
Table	16.1 St Ives: Safety Statistics
Table	17.1 St Ives: TEPs
Table	19.1 St Ives Tax Entity: TEM in USD (nominal terms)
Table	19.3 St Ives Tax Entity: variation of NPV with discount factors
Table	19.4 St Ives Tax Entity: NPV – single parameter sensitivity
Table	19.5 St Ives Tax Entity: NPV – twin parameters sensitivity at 7.46% discount factor

TABLE OF FIGURES

Figure No.	Description

Figure	4.1 St Ives: Geographic Location in Western Australia
Figure	4.2 St Ives: Site Location
Figure	4.3 St Ives: Granted Tenements
Figure	6.1 St Ives: Historical(1) Ore Tonnes Delivered to Plant

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Figure	6.2 St Ives: Historical(1) Contained Gold Delivered to Plant
Figure	7.1 St Ives: Simplified geology of the Norseman-Wiluna greenstone belt
Figure	7.2 St Ives: Geology of the Kambalda area
Figure	7.3 St Ives: Schematic stratigraphic column for the Kambalda domain showing the more important sites for mineralisation
Figure	7.4 St Ives: Schematic cross-section through the Argo/Apollo Structures
Figure	7.5 St Ives: Interpretative geological map of the Greater Revenge Area showing major deposits and structural controls
Figure	7.6 St Ives: Minotaur deposit section 538 600mN
Figure	7.7 St Ives: North Revenge Kapai cross-section 653 7752mN
Figure	7.8 St Ives: Longitudinal section through the N25 orebody at Junction
Figure	7.9 St Ives: Schematic geological section through the Defiance and Sirius orebodies
Figure	8.1 St Ives: Geological map of the Kambalda domain showing exploration areas
Figure	10.1 St Ives: Grade Tonnage Curve for the Total Mineral Resource Inventory
Figure	11.1 St Ives: Heap Leach Three-stage Crushing System
Figure	11.2 St Ives: Heap Leach Construction
Figure	11.3 St Ives: Heap Leach Recovery Process
Figure	11.4 St Ives: Lefroy 4.5Mtpa Gold Plant
Figure	13.1 St Ives: Grade Reconciliation, to June 2004
Figure	13.3 St Ives: Shows the Current and Future Open-pits with completed designs
Figure	13.4 St Ives: Typical Geotechnical Design Inputs
Figure	13.4 St Ives: 3D View of the Argo Underground Deposit and Primary Infrastructure
Figure	13.5 St Ives: Typical Underground layout at Pre-Feasibility stage – Belleisle Project
Figure	17.1 St Ives: Gold Production Profile
Figure	17.2 St Ives: LoM Milling Profile
Figure	18.1 Exchange Rate Profile
Figure	18.2 Inflation Profile
Figure	18.3 Commodity Price Profile

v

Level 9, 1 York Street, Sydney, NSW 2000, Australia. email: sydney@srk.com.au URL:http://www.srk.com.au Tel: +61-(0)2-9250-0130 Fax: +61-(0)2-9250-0131

AN INDEPENDENT TECHNICAL REPORT ON ST IVES GOLD MINE,
WESTERN AUSTRALIA

Our Ref: 43-101.GFL.St Ives.JSE2vFin.021104.doc

1                                         SUMMARY

In compliance with Form 43-101F1 Technical Report Item 1, this Section provides an executive summary of the:

•                  physical property descriptions;

•                  Mineral Resource and Mineral Reserve Statements;

•                  property valuation; and

•                  SRK’s conclusion and recommendations.

1.1                               Property Location, Overview and Ownership

As described in detail in Section 4 of this ITR the main offices of St Ives are located in Kambalda East situated near the town of Kambalda in Western Australia, approximately 630km (by road) east of Perth. Located at approximately latitude 31°12`S and longitude 121°40’E in the Norseman-Wiluna Greenstone Belt, the nearest major settlement is the town of Kalgoorlie situated 80km north. The site extends over 60km and covers an area of approximately 114,859Ha.

Gold production from the St Ives area commenced in 1980, and has produced 60.6Mt at 3.6g/t yielding 7.1Mozs from 33 open-cut and 14 underground mining operations.

During calendar year 2004, St Ives produces from 3 open-pit and 5 underground mining operations in conjunction with the St Ives mill/CIP processing plant (3.1Mtpa capacity) and a heap leach processing plant (2.0Mtpa capacity). In addition some 650kt of ore was processed via a toll treatment arrangement at a neighbouring gold facility. A new processing facility, the new Lefroy Mill, with an operating capacity of 5Mtpa is currently under construction, and will be commissioned in early 2005. St Ives is budgeted to produce over 600koz of gold in 2005.

The St Ives operations are conducted within mining tenements owned by St Ives comprises 315 Mining Leases/Titles (77,692Ha), 10 Exploration Licences (19,057Ha), 4 Prospecting Licences (171Ha) and 17 Miscellaneous Licences (17,939Ha). St Ives has legal entitlement to all its stated Mining Tenements with appropriately granted licences and leases. With timeously presented NoIs, renewal applications and continued financial commitment, there are no material issues identified in relation to the tenements that would negatively impact on the projected depletion of the current Mineral Reserves. All rentals and expenditure commitments have been met and appropriate provision for future commitments are

43-101.GFL.St Ives.JSE2vFin.021104.doc	Group Offices:	Australian Offices:
Steffen Robertson and Kirsten (Australasia) Pty Ltd	Africa
Reg No ABN 56 074 271 720	Asia	Brisbane 61 7 3832
Trading as SRK Consulting	Australia	9999
	North America	Perth 61 8 9288
	South America	2000
	United Kingdom

Independent Technical Report - Main Report

included in the forward cash flow projections.

All minerals extracted from the St Ives’ tenements are subject to a State Royalty of 2.5% of received revenue, payable before any other deductions. St Ives accounts this front-end royalty in both its cut-off grade estimates and financial provisions.

Other than the State Royalty and pursuant to the agreement with WMC for the purchase of St. Ives, Gold Fields agreed to pay WMC a royalty based on future gold production at St. Ives according to the following criteria:

•                  4% of the net smelter return of the gold production of St. Ives for each quarter to the extent that cumulative production of gold from November 30, 2001, exceeds 3.3 million ounces, subject to the spot price of gold exceeding AU$400 per ounce; and

•                  10% of the difference between the spot gold price and AU$600 per ounce of gold in respect of all gold produced from St. Ives each quarter after November 30, 2001, subject to the spot price of gold exceeding AU$600 per ounce.

Both of these commitments have been provisioned in the projected cash flows underlying valuation as reported herein and are included in the line item termed “mineral royalty”.

The following table summarises the Key Performance Indicators for St Ives since Gold Fields acquired the asset in December 2001. The table reports in calendar years from January 2002.

MINING	Units	2002 12mth Act	2003 12mth Act	2004(1) 6mth Act
Total Mining (2)
Ore Tonnes Hoist	(kt)	4,145	5,515	2,811
Head Grade Hoist	(g/t)	4.0	3.3	3.2
Contained Gold	(koz)	535	577	285
PROCESSING
Total Processing(3)
Tonnes Processed	(kt)	5,533	6,291	3,211
Head Grade	(g/t)	3.4	2.9	3.0
Gold to Process	(koz)	610	587	307
Gold Recovered	(%)	89.0%	90.4%	89.6%
Gold Produced	(koz)	543	530	275
LABOUR
TEC	(No.)	815	896	910
Terminations/Resignations	(No.)	42	53	45
Annualised Turnover (permanent)	(%)	21%	24%	20%
FINANCIAL
Closing Exchange Rate	(AUD:USD)	0.54	0.66	0.74
Gold Price Received (spot)	(USD/oz)	311	366	400
Revenue	(USDk)	167,216	193,758	110,456
Royalty	(USDk)	4,148	4,820	2,662
Direct Operating Costs	(USDk)	83,007	110,944	79,771
Unit Operating Costs	(USD/t)	15.00	17.64	24.84
	(USD/oz)	153	210	290
Total Capital	(USDk)	35,642	59,874	89,309

(1)                                  six-months actual results to June 2004.

(2)                                  Sourced from 5 underground operations and 6 open-pit operation.

(3)                                  Processing includes material from stockpiles. Total processing is the combine through using a combination of CIL and Heap Leach processing.

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1.2                               Accessibility, Climate, Local Resources, Infrastructure and Physiography

As described in detail in Section 5 of this ITR the climatic conditions do not materially impact on the normal operations of the site. Temperatures range between 10°C and 45°C over the year, and rainfall averages approximately 218mm, mainly received between the late summer months and middle winter.

The landform in the region is flat to gently undulating with minor drainage channels feeding into a chain of salt-lakes. Vegetation in the area is sparse and consists of eucalyptus, mulga, halophytic shrubs with a few grasses.

The site is accessed by public tarred roads which are generally well maintained by State road services and as such no material access issues for services and supplies are apparent.

Power is supplied via a long-term (to 2011) “take-or-pay” contract with WMC. There is more than adequate off-take in this agreement and as such the power is currently costing more than industry average. The situation will however ease once the new plant is in production and the off-take will increase to a point that the unit rates will be more competitive.

Currently St Ives employs approximately 900 people and is adequately resourced. The labour force is located either in the Township of Kambalda or in the Town of Kalgoorlie.

The nearest populated settlement is Kalgoorlie which is a medium sized town with a population of approximately 30,000, of which approximately one third are employed in the mining industry. Kalgoorlie is described as a thriving town and has all the normal facilities associated with a well established (over 100 years) community including schools and medical services.

1.3                               Property History

As described in detail in Section 6 of this ITR, Gold Fields purchased the St Ives Gold operation as part of their acquisition of WMC Resource Ltd’s gold assets in December 2001. WMC commenced gold production from the Hunt mine in 1980 and from the Victory-Defiance mine complex in 1981. Gold has since been produced from 33 open-cut and 14 underground operations. Ore treated over the life of the project to the end of May 2004 totals 60.6Mt at 3.6g/t containing 7.0Moz of gold.

Gold was discovered at Kambalda (the “Red Hill Camp”) in 1897 with small-scale intermittent workings and prospecting continuing until 1967 when WMC discovered and exploited the iron-nickel sulphides. WMC worked these deposits until 1996 producing approximately 34Mt of nickel concentrate containing 3.1% nickel. Following the hike in the gold price during the 1970s reevaluation of the old gold prospects in the Kambalda area occurred, and gold exploration significantly increased in the early 1980’s.

The current processing facility was commissioned in 1988 and gold ore production has steadily increased between 1988 and 1993 where it remained at approximately 3Mtpa through to 2004.

1.4                               Geological Setting, Deposit types and Mineralisation

As described in detail in Section 7 of this ITR, St Ives is situated in the Norseman-Wiluna Greenstone, which is part of the Yilgarn Craton, a 2.6Ga granite-greenstone terrain in Western Australia. The Norseman-Wiluna Belt is highly mineralised, particularly in gold and nickel. The gross structure is markedly linear with NNW-trending strike-slip faults and other tectonic lineaments traceable for hundreds of kilometres, which disrupt the greenstone into fault-bound domains. There was a complex and long-lasting series of structural deformations during and after the metamorphism, during which the majority of the economic gold deposits were formed. The resulting strain is in linear shear zones

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characterised by penetrative planar and linear fabrics and higher metamorphic facies, which are thought to control the location of the majority of economic gold deposits in the belt.

St Ives lies within the Kambalda Domain, a subset of the Norseman-Wiluna Belt. The Kambalda Domain is bound by the NNW trending Boulder-Lefroy (“BF”) Fault and Zuleika Shear. The region has undergone four compressional events predated by early extension and has been metamorphosed to upper greenschist or lower amphibolite facies.

The main structural feature of the St Ives area is the gently south plunging Kambalda Anticline, which extends 35km from the south end of the Kambalda Dome to the Junction Mine. The majority of known ore bodies are proximal to the trace of the anticlinal axis. The second order structure known as the Playa Shear splays off the BF Shear Zone, and strikes through the St Ives field for a distance in excess of 10km. Most of the St Ives ore bodies are associated with third order splays off the Playa Shear. Mineralisation typically occurs where these structures intersect favourable rock units, with chemical or rheological contrasts being the most important local controls on mineralisation. The interaction between structures and rock-types has produced a large number of individual deposits, with at least 80 having been mined in the St Ives area.

Many of the gold deposits are hosted by faults and shear zones that are spatially and kinematically related to the Playa Fault. In contrast, ore-hosting structures in deposits such as Revenge, North Orchin, Argo and much of the Victory area are predominantly N-S striking, moderately to gently east-dipping or west-dipping reverse faults and shear zones with maximum displacements of a few tens of metres. Strike lengths of ore-hosting structures are seldom more than about 1 km. The orientations of stretching lineations, curvature of shear zone foliations, associated gently-dipping extension veins, and stratigraphic separations, all indicate a reverse slip sense for most D3 ore-hosting structures, especially in the Argo/Victory/Revenge area. The geometries of faults and associated extension veins indicate formation in a stress regime in which the far-field maximum principal stress was approximately east-west and horizontal.

The stratigraphic succession in the Kambalda Domain comprises Kalgoorlie Group volcanic rocks and the Black Flag Group felsic volcanic and sedimentary rocks overlain by the post-tectonic Merougil Beds unit.

The most common host rocks of gold mineralisation are dolerites such as the Defiance and Junction Dolerites. Granophyric dolerite and Kapai Slate tend to host the highest grade mineralisation. The Paringa Basalt and Kambalda Komatiite host deposits in discrete shear structures that are moderate in both tonnage and grade. Generally low to moderate grade, high tonnage mineralisation is commonly developed in porphyries, which are found in almost all deposits.

The Kambalda Domain is structurally complex. Multiple phases of deformation occurred during and after regional metamorphism. The domain is crossed by a network of variably striking and dipping first, second, third and fourth-order shears, faults and thrusts that control the location of the gold mineralisation. In many deposits, ductile shearing was punctuated by repeated brittle slip events, which produced breccias and shear veins, especially in jogs and dilatant bends in shear zones.

Hydrothermal alteration and spatially related gold mineralisation was synchronous with deformation along the ore-hosting network of shear zones. The alteration is concentrated in 10cm - 300m wide halos around shear zones, mesoscopic fractures, and veinlets, and is texturally destructive. Gold is invariably associated with well formed pyrite euhedra or, as at Junction, granular pyrrhotite.

There are four main styles of gold mineralisation at St Ives. The individual deposits may contain more

Independent Technical Report - Main Report

than one of these styles, depending on the local structural and lithological conditions:

•                  Lode mineralisation: Lode mineralisation typically consists of a 0.5cm to 50.0cm wide cataclasite core surrounded by 0.1cm to 3.0m of foliated cataclasite;

•                  Quartz vein stockworks: The quartz vein stockworks are irregular bodies of closely spaced and regularly oriented quartz veins;

•                  Composite style: This style is composed of variably developed quartz vein stockwork mineralisation localised in and around lode shear zones, particularly foliated shear zones; and

•                  Supergene: Broad zones of flat lying gold mineralisation in deeply weathered Archaean and overlying Tertiary rocks.

1.5                               Significant Exploration

As described in detail in Section 8 of this ITR St Ives’ exploration strategy is focused on the St Ives Central Corridor, historically the most prospective domain. High priority targets in the Central Corridor are explored concurrently with reconnaissance exploration in other prospective corridors such as the Condenser Corridor which hosts the Argo deposit. This approach is designed to expand reserves while defining potential in adjacent corridors for longer term project sustainability.

Targets are designated as being at one of six stages or milestones. Milestone one is when a target is generated and the lease acquired and Milestone six reflects Ore Reserve. Milestones One to Three represent potential, whereas Milestones Four to Six represent the reported Resources and Reserves.

Targets are ranked by a combination of a geological and economic score, with the highest scoring targets being given priority in exploration. This process of target generation and exploration has historically yielded quality projects that add reserves and extend the life of mine.

The Central Corridor comprises the Greater Victory Area (“GVA”), Neptune Area, Greater Revenge Area (“GRA”), Greater Intrepide Area (“GIA”), and the Kambalda Dome.

The two historically most prospective areas are the GVA and the GRA. Both of these areas contain deposits hosted by mafic and sedimentary rocks. The GRA has been intensively explored over the past two years to provide feed for the new Lefroy Mill. This exploration has added significantly to the resource base and generated potential for both near-mine extensions and new targets. The exploration concentrated on the open pit potential, and the underground potential is yet to be fully evaluated.

The Neptune Area contains the same host rocks, gold-bearing conduits (the Playa Fault system), and structural settings as the adjacent GVA and GRA, but is comparatively under explored. A diamond drilling program in 2002 defined the structural and stratigraphic framework and intersected some gold occurrences. Since this time the exploration focus has been on the GRA, and the majority of targets generated by the 2002 drilling are yet to be tested.

The GIA is immediately to the north of the GRA and contains the Playa Fault, but contains less of the mafic stratigraphy, and the significant mineralisation is hosted by felsic porphyries. There has been much less exploration work completed in the GIA than the GRA. Current work includes collating and interpreting recent diamond drilling and geophysical data to provide a lithological and structural framework to put into context gold anomalies identified by aircore drilling.

The Condenser Corridor is 7km to the south of the GVA and hosts the Argo deposit in the differentiated Condenser Dolerite. Argo has a characteristic magnetic signature, and eight further targets were generated by identifying similar signatures in the corridor. A diamond drill core program

Independent Technical Report - Main Report

in 2002 identified four of these as having the strongest gold anomalies and most favourable alteration styles. These four targets are currently being systematically tested. The remaining targets will be tested afterwards.

The Kambalda Dome is immediately to the north of the GIA, and contains the historic Kambalda nickel mines. There are also intersections of primary gold mineralisation in the underground nickel mines and extensive gold soil anomalies. During 2002, several targets were generated from a review of historic nickel exploration data. Future activities will include further re-logging and sampling of nickel exploration holes to a grid spacing of 60m x 60m in areas of anomalous bedrock results and 120m x 120m grid spacing on the western flanks of the dome.

Exploration Summary: SRK concur with the management at St Ives that there is considerable potential within the current tenement holdings to add significantly to current Mineral Resource and Mineral Reserves through a combination of extensional and greenfields exploration. St Ives has a recent success history of new discoveries, despite exploration being complicated by the Tertiary and Quaternary sedimentary cover. SRK can see no reason why, in the short-term, the depleted Mineral Resources are cannot be replaced by successful exploration campaigns. St Ives has committed adequate expenditure to support the ongoing replenishment strategy.

1.6                               Drilling, Sampling, Preparation, Analysis and Verification

As described in detail in Section 9 of this ITR, drilling, sampling, sample preparation at St Ives can be summarised as follows.

Drilling: Reverse Circulation percussion RC and HQ or NQ diamond core are the dominant drilling techniques used for resource definition. Underground resources are defined with a combination of HQ and NQ surface diamond drilling, LTK48 underground diamond drilling and, to a lesser extent, RC drilling. The lithology, alteration, and structural characteristics of core and percussion chips are logged to the level of detail required for resource modelling. Diamond core is photographed and geotechnically logged.

RC drill-holes sampled over one metre intervals potentially produce 37kg of sample. RC percussion samples are riffle split to a 2kg to 4kg assay sub sample. Occasionally wet samples are returned, especially in the Lake Lefroy basin at drilling rod changes. Wet samples are routinely grab-sampled and recorded in the database. Alternative drillhole sampling methods have been recently trialled. A resource estimate using wet samples has the potential to underestimate the grade.

A drill rig sampling audit has been designed and is to become a routine tool to monitor sampling quality on all drill rigs.

Sampling: At the underground operations, 1m face chip samples of at least 3kg are taken from each ore development round (average of every 3.5m along strike). Each face is inspected and mapped by the geologist or geological assistant. Duplicate samples and blanks are routinely used to ensure sample quality. In the open pits, face samples are taken as required at some deposits in conjunction with floor, and face mapping. These samples are used to provide additional grade information to determine the relationship between gold distribution and rock-types, but are not used in resource estimates. Sludge samples are not used for resource estimation due to poor recoveries, high grade bias and significant grade smearing. A local exception is the Leviathan East Repulse deposit that otherwise lacked sufficient data to delineate the ore zones;

Sample Preparation: Drill core is cut to geological intervals between 0.3m and 1m. For operational infill drilling full core is assayed to maximize sample size. RC samples for exploration and grade

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control are split in two-tiered riffle splitters on the drill rigs to sub samples between 2kg and 4kg. The majority of samples are assayed at the onsite Silver Lake Laboratory. The samples are bulk-pulverised in an LM5 pulveriser with a maximum capacity of between 3kg and 3.5kg. Larger samples are split in half or crushed and split at the lab. A portion of the pulp rejects is retained for future analysis.

Blanks and site duplicates are inserted at an average frequency of 1 in 20 samples. Low-grade, medium-grade and high-grade standard samples are inserted at relevant locations within intersections at a nominal frequency of 1 in 40. In the open-pits, duplicate field samples are taken on a campaign basis with one internal standard submitted per shift.

Samples are generally submitted for fire assay analysis, with screen fire assay and Leachwell techniques used as required for certain orebodies. The Silver Lake Laboratory has industry standard internal quality assurance and quality control (“QA/QC”) measures in place. In addition to internal QA/QC, Silver Lake participates in international round robin laboratory bench marking.

Location of data points: All resource definition stage drill designs are set-out by the Survey Department. After drilling, collars are surveyed and complete multi-shot down-hole surveys are conducted. On deep holes drilled in highly magnetic dolerite, down-hole gyroscopic surveys are frequently used. All survey data is stored in the database.

Data density and distribution: Data density is variable across the St Ives deposits. Indicated Resources are drilled to at least 20m by 40m; Inferred Resources may be drilled from 40m by 40m to 100m by 100m depending on geological complexity and mining history. Measured Resources must be within mining areas and contain RC grade control or underground face samples. RC grade control drilling is optimized for individual deposits with the drillhole spacing averaging 10m by 5m.

Database integrity: The exploration diamond and RC drilling data is stored in an MS SQL Server database, with a customisable MS Access interface to provide transparent access for validation and extraction.

Summary: Sampling and assaying of resource and grade control holes at St Ives is performed at a relatively high standard compared to the general mining industry. St Ives has policies and procedures in place to achieve industry best practice standards in this discipline area. In SRK’s opinion the sampling and assaying at St Ives is adequate for the intended purposes and there is a low probability of a material shortcoming as a result. In this regard, the underlying data supporting the resource estimate is considered by SRK to be generated and inputted into the corresponding resource models in satisfactory manner.

1.7                               Mineral Resource and Mineral Reserve Statement

As described in detail in Section 10 of this ITR the Mineral Resources and Mineral Reserves have been generated under the auspices of the reporting code prepared by the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (“JORC”), herein referred to as (“the JORC Code”). The JORC code is effective as September 1999, however is currently under revision.

Mineral Resource estimates are based on interpretations of rock-types and mineralisation. Controls on mineralisation are generally well understood given the lengthy production history at St Ives. Wireframes of regolith zones and mineral zones, and digital surfaces describing topography, base of oxidation, etc, are used to domain and constrain grade interpolation when relevant.

In active open pit and underground resources, surveys of exposed geological features are incorporated

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into models. All models are constrained by geological boundaries or, when relevant, by previous open pit surfaces or underground development wireframes. Internal sub-domains are defined where geological understanding is sufficient.

Due to the geological complexity of the mineralised system, local differences may occur between the location and tonnage of the ore predicted in the resource estimate and the actual material defined by grade control that may lead to short term variability in the ore delivered to the mill from individual deposits.

All resources actively mined at St Ives are estimated by Ordinary Kriging or advanced non-linear estimation techniques such as Uniform Conditioning, Conditional Simulation and Indirect Log-normal change of support. Model block sizes are selected on the basis of deposit geology, drillhole spacing and sampling density and kriging estimation quality. Where sample spacing permits, the planned mining method is included as a factor in model block size selection. Recent resource models have used kriging neighbourhood testing to improve the quality of estimates.

Tonnage Factors: Densities are generally consistent within lithologies and ore types. Density measurements are taken regularly from open pits, both in-situ and from stockpiles. As mining in each pit occurs through the weathering profile, density is highly variable. Samples are generally taken every 20 vertical metres at a grid appropriate to each orebody ensuring representation of all geological units. For fresh rock the density of dry samples is determined at the onsite Core Farm by the water displacement method.

A centralized database captures and stores all moisture and density data. Tonnages for all resource models, production tracking and reconciliation are calculated on dry bulk density. This data is also used to determine wet and dry tonnages of all production, cartage and milling transactions.

Classification: Resource categories are based on geological complexity, grade variance, drillhole intersection spacing, mining development and geostatistical measures of the estimation quality. In general and in terms of data density, Inferred Resources are generally drilled to a spacing of 100m by 100m on continuous structures or 40m by 40m on more complex or poorly understood structures. Indicated Resources are drilled to 80m by 80m in mined structures and at least 40m by 40m in unmined structures. Measured Resources are drilled to at least 20m by 20m and are fully developed along strike or grade control drilled in open pits.

Reconciliation: The two main geological reconciliation measures are the comparisons between the Resource and Grade Control and the Reserve and Actual Break. The first comparison measures the appropriateness of the sum of resource definition sample density, assay type and modelling procedures; the second indicates the appropriateness of the reserve factors applied to the resource models.

Production during 2004 was sourced from 16 individual resources. This included more than 20 differing material combinations, based on grade cut-offs and weathering state. This material was treated at the St Ives 3.1Mtpa Plant, the St Ives Heap Leach, and by toll treatment at the Jubilee and Hannans South plants. Due to blending to maintain head grade and throughput at the St Ives 3.1Mtpa Plant, reconciliation to actual mill production of individual mines is not realistic.

In general, open pit grade control sampling shows higher short range variability than the wider spaced resource data. As a result of this, the degree of selectivity predicted by the resource model is higher than that achievable in mining. In addition, drilling defines major structures but often the minor and splay structures (usually lower grade) are not adequately defined. The reconciliation of the resource to grade control therefore shows more tonnes at lower grade for a similar metal content which is not

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necessarily a function of dilution.

The following table summarises St Ives’s June 2004 Mineral Resource and Mineral Reserve estimates. The estimates have been generated by GFL, however audited and modified, where deemed necessary, by SRK.

Reserve Classification	(kt)	(g/t)	(kg)	(koz)
Proved
UG - PAI(3)	787	5.8	4,536	146
UG - UPBI(4)
OP - PWDP(1)	999	1.8	1,781	57
OP - UPODP(2)
SS - P(5)	7,444	1.1	8,236	265
SS - UP(6)
Subtotal	9,230	1.6	14,552	468
Probable
UG - PAI	10,621	5.1	54,345	1,747
UG - UPBI
OP - PWDP	9,588	2.6	24,640	792
OP - UPODP
Subtotal	20,208	3.9	78,985	2,539
TOTAL P + P	29,439	3.2	93,537	3,007

Resource Classification	(kt)	(g/t)	(kg)	(koz)
Measured
UG - PAI	716	6.6	4,731	152
UG - UPBI	85	3.3	280	9
OP - PWDP	973	2.1	2,018	65
OP - UPODP	267	1.6	420	14
SS - P	7,444	1.1	8,236	265
SS - UP
Subtotal	9,486	1.7	15,684	504
Indicated
UG - PAI	10,036	6.0	60,041	1,930
UG - UPBI	2,245	4.6	10,334	332
OP - PWDP	8,609	3.0	25,806	830
OP - UPODP	38,771	1.2	44,928	1,444
Subtotal	59,661	2.4	141,110	4,537
TOTAL M + I	69,148	2.3	156,793	5,041
Inferred
UG - PAI	2,864	6.1	17,529	564
UG - UPBI	7,190	5.4	38,825	1,248
OP - PWDP	687	2.5	1,729	56
OP - UPODP	17,434	1.4	24,317	782
Total Inferred	28,175	2.9	82,401	2,649

(1)                                  PWDP = Planned Within Design Pit – Mineral Resources and Mineral Reserves contained within a fully engineered open pit designed from the final “optimised” Whittle pit.

(2)                                  UPODP = Unplanned Outside of Design Pit – Mineral Resouces identified in the zone between the design pit surface and the Whittle Pit Shell contianing the total resource inventory above a potentially economic cut-off grade.

(3)                                  PAI = Planned Above Infrastructure – Mineral Resources and Mineral Reserves accessable from existing infrastructure where no further material capital development is required to access any resource block

(4)                                  UPBI = Unplanned Below Infrastructure – Mineral Resources accesssable only with significant additional capital development

(5)                                  P = Planned

(6)                                  UP = Unplanned

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The following figure highlights the grade-tonnage relationship for the total resources, including Measured, Indicated and Inferred.

The following table highlights the Mineral Reserves sensitivity to gold price variation.

	Units	-10%	-5%	0	5%	10%
Gold Price	(AUD/oz)	522	551	580	609	638
Ore	(kt)	27,239	28,970	29,439	31,342	31,585
Grade	(g/t)	3.2	3.2	3.2	3.2	3.2
Contained Gold	(koz)	2,819	2,982	3,007	3,158	3,193

SRK consider that no material shortcomings exist in the underlying resource models in terms of the appropriateness of drilling density, sampling, assaying, geological interpretation, estimation techniques and classification.

Further analysis is, however, required to better understand the material variance between the resource model estimate and the grade-control model predictions (and actual production) for the open-pit operations. During 2004, approximately 40% more tonnes were produced from the open-pits than were estimated in the underlying open-pit resource models, although the predicted metal content was within 5%. This difference is not necessarily due to unplanned dilution, as grade control drilling shows the mineralisation to be more complex and discontinuous than suggested by the wider spaced resource definition drilling, on which the resource estimate is based. Often short range splays from the primary mineralised structures occur that are not identified until grade control drilling is undertaken. This greater complexity, identified as a result of the close-spaced drilling data, translates to a reduced selectivity than that predicted in the underlying resource model.

This issue cannot be addressed by simply applying global correction factors, as the grade and tonnage differences are relative to average mineralisation grade and associated cut-off grade, both of which vary from deposit to deposit. Increased geological knowledge and mapping may improve the reconciliation, but individual pits are relatively short-lived and the revision of the resource models to reflect actual

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production would be neither warranted nor beneficial to aid production in the short-term.

The pit estimates are still correctly classified as Indicated Resources, however this classification is unlikely to be improved upon because of this issue. SRK do however believe that the projections of grade in the Mineral Reserves for the open-pits may as a result be optimistic.

These same issues are not encountered in the underground operations, where reconciliations between the resource model and production are within acceptable error limits for the stated resource classification. The better reconciliation history is due to the fact that underground operations focus on the primary structure, in general disregarding small-scale mineralised splays as mineable propositions.

The primary risk is therefore anticipated grade-tonnage profile projected in the Mineral Reserves derived from the open-pit operations. Due to the number of contributing sources (six existing pits and 11 future projects) and the complicated nature of reconciliation, SRK has not made any global adjustments to the open-pit Mineral Reserves, but highlights this risk as potentially having an adverse impact on cash flows. In terms of materiality, the open-pits contribute approximately 30% of the contained gold in the Mineral Reserves.

1.8                               Mineral Processing and Metallurgical Test work and Tailings Deposition

As described in detail in Section 11 of this ITR, the gold plant currently in operation at St Ives is the St Ives 3.1Mtpa Plant. The plant was commissioned in May 1988 with a design rate of 3Mtpa; however the circuit was unable to sustain this throughput. Following subsequent improvements to the overall circuit between 1993 and 2003, the plant now operates at its design capacity of 3.1Mtpa.

The St Ives 3.1Mtpa Plant is expected to close in February 2005, following the commissioning of the new Lefroy gold plant, commencing during December 2004. On closure it is anticipated that the plant will be thoroughly cleaned and dismantled to recover any gold entrained prior to being offered for sale.

Recovery is directly related to the feed mix and head grade, however during the first six-months of 2004 the recovery averaged 93.8% for a feed throughput of 1.5Mt at an average grade of 4.3g/t. The unit cost of this plant during this period averaged USD10.68/t.

Heap Leach Facility: Heap leaching was introduced at St Ives during 2000 with the first gold recovered in December of that year. The HL Facility comprises three-stage crushing, conveying and stacking of ore onto prepared ore pads. The crushed ore is stacked in cells 300m long, 64m wide and 10m high. The capacity of the crusher system is  2Mtpa at P80 passing 10mm; however when operating at P80 passing 15mm, the systems capacity is projected to increase to 2.6Mtpa, and this is the current target for 2005.

The pads are of conventional construction, with an HDPE impervious liner overlain by geotextile and a cushion layer followed by a drainage layer and the stacked ore. The liner is place onto the subsoil which is saprolitic.

The average recovery for the HL Facility during the first six-months of 2004 was 60.3% for a feed throughput of 1.0Mt at and average grade of 1.0g/t. The unit operating costs for the HL Facility during this period averaged USD3.88/t.

Toll Treatment: Between 1996 and 2004 ore has also been transported to several mills for toll treatment. The major recipient of St Ives ore has been the New Celebration Mill located some 20km from the St Ives 3.1Mtpa Plant; however campaigns of toll treatment have also been completed at the Hannans South and Jubilee facilities. During F2004 some 1.2Mt were toll treated primarily at New Celebration Plant. Toll treatment charges ranged between USD9.8/t and USD11.9/t.

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With the commencement of the new Lefroy gold plant at St Ives there is no further requirement for toll treatment, irrespective of the fact that the toll plants are no longer available (or economic). The new plant therefore offers a significant saving in unit processing cost compared to the high cost of this short-term toll treatment arrangement and the relatively high cost of the existing plant at St Ives.

Lefroy 4.5Mtpa Gold Plant:  Construction of the new facilities at St Ives commenced November 2003 and it is anticipated that commissioning of the plant will progress to steady state operations from February 2005.

The new facility is located approximately 9km to the NW of the existing plant and is adjacent to the heap leach facility. This site location offers the potential to lower the mine haulage costs and it is hoped that 50% of the ore to the mill will be direct tipped into the primary crusher, thereby reducing the current rehandling costs.

The metallurgical process routes selected for the new facility reflect the existing St Ives 3.1Mtpa Plant, incorporating knowledge gained with respect to ore mineralogy and the improvements in the equipment and technology made since the existing plant was commissioned in 1988. Tailings from the CIP section will be thickened in a 40m high-rate thickener prior to being pumped to impoundment in the newly commissioned tailings facility TSF 3.

The plant capacity is driven by the availability and capability of the installed 36’ by 18’ SAG mill to process the ore with variable hardness and characteristics. The installed power of 13MW is considered by SRK to be adequate for the designed grind P80 of 125µm and the availability projections of the variable speed drive should allow flexibility in the plant throughput adequate to maintain the design production levels on an average basis.

Plant recovery for the gravity circuit is designed at 30% which is higher than the recovery achieved by the current plant.

Overall plant recovery as used for design purposes is estimated to be 94% overall with leach recovery at 91.4% the balance recovered from the gravity circuit. With the knowledge gained from treating the anticipated cocktail of ores in the existing St Ives 3.1Mtpa Gold Plant these recoveries are considered conservative and a gold recovery of 96% is projected for the future years. However, with a throughput rate of 5Mtpa resulting in a grind that is relatively coarse, the projected 96% is considered by SRK to be optimistic and as such a recovery of between 94% and 95% (head grade dependent) is probably more realistic and has been used for the valuation and cash flow projections.

Once at steady-state throughput the estimated unit cost is USD6.03/t which equates to a significant 45% reduction in unit processing cost compared to the current combined St Ives 3.1Mtpa plant and the toll treatment, this saving in addition to an increased throughput of 16%.

1.9                               Mining

As described in detail in Section 13 of this ITR the mine life is based on the ore reserves existing as at June 30, 2004, the St. Ives Gold Mine is expected to continue in operation until the end of 2013. Gold Fields is engaged in underground mining and in both open pit and production stockpile surface mining at the St. Ives Gold Mine, and is thus subject to underground and surface mining risks. Seismicity at the Junction mine is the primary safety risk, which is addressed through the use of backfilling and by mining different parts of the orebody in controlled steps to improve stability, which is called stope sequencing. The safety record at the St. Ives Gold Mine during fiscal 2004, in terms of lost time injury frequency rate, was better than the Australian industry average for the same period. No fatalities were recorded in fiscal 2002, 2003 or 2004.

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The St. Ives Gold Mine sources production from a variety of underground and surface operations, and has a heap leach operation which treats low and marginal grade ore. The principal production sources in fiscal 2004 included the Junction underground mine, the Argo open pit mine and the Minotaur and Agamemnon open pit mines within the Greater Revenge Area.

Gold Fields expects the principal production sources in fiscal 2005 to include the Argo, East Repulse, Sirius and Junction underground mines, and the Agamemnon, Bahama, Mars, Pluton and West Revenge open pit mines within the Greater Revenge Area. As many of the operations at the St. Ives Gold Mine involve mining deposits on or under Lake Lefroy (which is a shallow salt lake), extracting ore requires construction of berms and other earthworks to prevent water intrusion. Open pit operations use 180 to 250 tonne excavators loading 150 tonne trucks. Waste dumps are formed adjacent to the pits. The underground operations at St Ives are operated by the local contract mining company GBF, which provides the mobile mining equipment and the light vehicles for their own demand. St Ives as the mine owner provides fixed installations (services and communication, mine drainage, fans, paste fill batch plant, etc.)The open-pits are managed by St Ives staff; however all of the operational functions are outsourced to selected contractors. The current mining contractor is Leighton Contractors (“Leighton”).

Junction Underground Mine: The Junction mine currently uses a combination of open stoping and bench and fill mining methods, with the mix depending on development and production needs. Backfilling, using slurry consisting of tailings and cement, specifically designed dynamic ground support system, as well as stope sequencing, are used to address scismicity issues. Access to the orebody is through a decline tunnel, which accommodates workers, materials and equipment. The maximum depth at present is approximately 700 metres. Gold Fields currently plans to reduce reliance on the Junction mine as a source of high-grade ores.

Argo Open Pit and Underground Mine: The Argo mine has had an open pit operation since 1994. After a dormant period, WMC began open pit mining there again in 2000. Gold Fields has ceased production in the open pit by the end of 2003 at a final depth of 130 metres. Development of the Argo underground mine commenced in fiscal 2003 in line with Gold Fields’ strategy to reduce reliance on the Junction mine as a source of high-grade ore and some 300,000 tonnes of ore was mined during fiscal 2004.

Greater Revenge Area: Mining at the GRA commenced in 1989. Mining operations at the GRA during fiscal 2004 consisted of the Agamemnon, Minotaur and Mars open pit mines, which are located under Lake Lefroy. The mines apply typical open pit and lake sediment mining methods.

Leviathan Complex: The Sirius underground operation, the first of three underground operations scheduled within the Leviathan complex, commenced operations during fiscal 2003 and the two primary stopes in this complex have been substantially depleted. The East Repulse complex is currently being stoped, while development towards the Conqueror complex is ongoing. In addition, Gold Fields is continuing to explore opportunities for further extensions of mining operations within the Leviathan complex.

During fiscal 2003, the mining strategy underwent changes at the St. Ives Gold Mine as higher tonnage volumes were required from surface sources to offset mining problems in the Junction underground mine and the Minotaur open pit mine. One of the year’s main challenges was the ongoing seismicity at Junction underground mine which affected mining sequences and required a revised configuration and support plan.

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1.10                        Environmental

As described in detail in Section 14 of this ITR the environmental policies and management are deemed by SRK to be adequate and effective, however high-turnover in staff has created certain gaps in the continued level of required conformance, specifically relating to effective tracking of legislative requirements.

St Ives operates on tenements that must be worked in compliance with key Western Australian (Commonwealth) and State environmental legislation. This legislation governs the approvals to operate and to continue to operate. St Ives has all the key environmental approvals in place to operate, however management must now ensure that for continued environmental risk mitigation and future approvals and renewals, they materially comply with the conditions stipulated.

For the approvals, St Ives lodged bonds to cover the environmental commitments assessed at the time of application. These liability assessments are required to be updated at set periods. The current assessment, which has not been submitted for approval, estimates the liability to be in the order of USD15.1m which is USD6.3m more than the bond value of USD8.8m. This additional liability estimate has been incorporated into the cash flows based on equal annual increments over the depletion period.

SRK has identified non-compliances, issues and associated risks, which cannot be realistically quantified. In each case, SRK has drawn attention to it in reporting without including a specific provision in the financial modelling. For example, potential future requirements for water treatment during continued operations or following decommissioning is the single most material risk and the most technically and economically difficult to estimate. Whilst water treatment at St Ives is not currently needed, the potential for future requirements will be dependent upon:

•                  Execution of both recently passed legislation and more stringent future legislation which imposes more costly water management requirements;

•                  Discharge criteria demanding potable water standards as opposed to more lenient general standards; and

•                  Tacit acceptance by various organisations of the concept of desalination and its increasing cost effectiveness as technology improves.

1.11                        Human Resources

As described in detail in Section 15 of this ITR, St Ives is currently adequately staffed with the appropriate combination of technical and administrative staff, with the exception of one or two positions vacant due to recent resignations.

All employment contracts for Gold Fields staff at St Ives are negotiated in line with Australian Workplace Agreements (“AWA”) or Common Law Contracts, negating the need for union involvement.

One significant change anticipated in the next 12 months that may materially affect employment conditions is that the WA State Government has proposed to establish a new State-wide code of practice to set limits on working hours. If approved, the new code will come into effect in July 2005, and will result in major shift restructuring at Agnew operations.

Staff attrition is an industry-wide issue in Australia; the following tables give the historical statistics on staff termination, and historical productivity statistics at St Ives since Gold Fields acquired the assets in

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2001. The tables report in calendar years from January 2002.

Employment Status		2002	2003	2004(1)
TEC	(No.)	815	896	910
Terminations/Resignations	(No.)	42	53	45
Annualised Turnover (permanent)	(%)	21%	24%	20%

(1)                                  six-months actual results to June 2004.

Employment Status		2002	2003	2004(1)
Total Ore Tonnes Mined	(kt)	4,145	5,515	2,811
Total Contained Sold	(oz)	543	530	275
TEC	(No.)	815	896	910
Mining Productivity	(t/TEC/mth)	424	513	515
Gold Productivity	(oz/TEC/mth)	55	49	50

(1)                                  six-months actual results to June 2004.

The statistics show that despite a high turn-over in employees, the productivity levels, in terms of tonnage mined terms, appear to be increasing with a marked 23% improvement in the current year to that achieved in 2002.

1.12                        Health and Safety

As described in detail in Section 16 of this ITR health and safety is a primary component of operations at St Ives. Health and Safety in Australia is governed by various regulatory bodies and mining and labour legislation. In particular, the mining industry is governed by the Mines Safety and Inspection Acts 1994 and the Mine Safety and Inspection Regulation 1995. In compliance with these Acts and Regulations St Ives’ management has developed, and made available to all its employees, a site specific safety policy and manual.

The current safety statistics for St Ives are summarised in the following table.

	Units	2002	2003	2004(1)
Hours worked		179,325	193,898	165,560
Fatalities	(No.)	0	0	0
L.T.I	(No.)	2	2	0
M.T.I	(No.)	1	1	4
(LTI –MTI) Frequency Rate(2)	(i/mmhrs)	18	16	27

(1)                                  Calendar years.

(2)                                  mmhrs – million man hours based on total hours worked by Gold Fields’ staff and all contractors Calendar Years.

St Ives’ safety performance improved dramatically over the period 1996 to 2001. Since Gold Fields took over the operation in 2001, St Ives performance has fluctuated around a SIFR of 16-24 per million man hours. For 2004, the SIFR benchmark was 24 per million man hours. As a recent commitment to Occupational Health and Safety, Gold Fields Australia has recently committed to target 0 SIFR per annum.

Operations at St Ives will continue to be exposed to commonplace mining hazards such as water, dust, fire, falls of ground (“FoG”), explosions, occupational hygiene issues and materials handling and transportation. SRK do however consider that St Ives by way of its policies and management strategies operate to international best practice in terms of occupational health and safety.

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1.13                        Asset Valuation

As described in detail in Section 17 to Section 20 inclusive of this ITR, the valuation of St Ives has been based on the following key facts and assumptions:

•                  Only the Mineral Reserves have been valued based on the LoM plan and resulting production profile and associated revenue stream from gold sales;

•                  All associated cost and capital required to implement the plan have been included and in money terms 01 July 2004;

•                  Where existing operations continue into the LoM plan, cost and productivity projections have been assessed against historical performance, future projects have been based on pre/feasibility studies and costs have been compared with similar deposits previously depleted within the same complex of similar operations worked elsewhere;

•                  All environmental and termination provisions have been included in the working costs projections;

The following table summarises the TEPs deemed by SRK to be technically and economically achievable as at 01 July 2004. The TEPs include commodity sales profiles derived from all ore sources; the total working-cost profiles; and capital expenditure profiles.

YE Dec		Tonnage (Kt)	Gold Grade (g/t)	Gold (Koz)	Total Working Costs (USDk)	Net Change in Working Capital (USDk)	Capital Expenditure (USDk)	Total Expenditures (USDk)
2004	(1)	2,900	2.7	247	-78,263	13,069	-68,406	-133,600
2005		7,578	2.5	620	-164,622	-8,110	-30,425	-203,157
2006		7,394	2.5	588	-146,353	-511	-36,762	-183,626
2007		5,181	2.5	423	-100,933	-4,523	-18,703	-124,159
2008		2,436	3.8	294	-72,832	-2,021	-13,840	-88,693
2009		1,410	5.0	227	-54,749	-1,555	-9,915	-66,219
2010		1,333	4.8	205	-52,300	-322	-7,136	-59,757
2011		939	4.6	138	-37,012	-1,532	-731	-39,276
2012		267	3.9	33	-9,947	-2,632	0	-12,579
LoM Total		29,439	2.9	2,776	-717,010	-8,138	-185,917	-911,065

Real Money terms as at 01 July 2004

The following figures graphically represent the projected LoM milling profile and gold production profile respectively.

Certain technical and economic risks have been identified with regard to the achievability of the LoM projections as presented. These are identified as general risks, many of which are beyond the control of the management of St Ives, and site specific risks some of which may be managed.

The most material general risks are associated with commodity price and exchange rate fluctuations which can materially impact on the technical-economic generation and profitable depletion of Mineral Resources and Mineral Reserves. The commodity price and exchange rate fluctuations can offer equal opportunity, however the Mineral Resources and Mineral Reserves have already been generated at a higher gold price than the current spot price therefore upside potential has a lesser impact.

The most material operational risks are summarised as follows:

•                  Open-pits: Reconciliation and grade control results demonstrate the biggest area of risk in the open-pits at St Ives. Historically the planned grade has been less than called for in the budgets and SBPs. The nature of mineralisation at St Ives is such that high grade variability would be

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expected, however over longer periods of production this variability should even out as the knowledge of the deposits increases and estimates are improved. At St Ives, however the production periods from any one pit is relatively short and as such the poor reconciliation may well continue with a decrease in grade and increase in tonnes resulting. The contained gold ounces will, however likely to be within estimation acceptance limits in terms of quantum; and

•                  St Ives Complex: The project economics on a complex level are materially influenced by the forecast operating costs and throughput rate (11% above the design capacity) of the Lefroy Gold Plant. The success of achieving the 30% reduction in unit rate will be reliant on the sustainability of throughput beyond the first few years of operation as the current Mineral Reserves from the open-pits are depleted. St Ives is actively exploring from additional surface source and has already identified a substantial low-grade resource in the Leviathan deposit which requires further technical-economic studies to assess future viability potential. The throughput of the plant is reliant on a slightly coarser grind than that of the feasibility study not impacting on the recovery. There is a low risk that this will not be achieved, however the cash flows has assumed a slightly lower recovery to account for this risk.

Operational Specific Opportunities:

•                  Exploration: There is considerable potential within the current tenement holdings to add significantly to current Mineral Resource and Mineral Reserves through a combination of extensional and greenfields exploration. St Ives has a recent success history of new discoveries, despite exploration being complicated by the Tertiary and Quaternary sedimentary cover. SRK can see no reason why in the short-term the depleted Mineral Resources are not replaced by successful exploration campaigns. St Ives has committed adequate expenditure to support the ongoing replenishment strategy.

This aspect is by far the single biggest opportunity at St Ives and Gold Fields has a firm exploration expenditure commitment to fund current and future exploration plans.

•                  Mineral Resources: St Ives currently has Inferred Mineral Resources which are being investigated further at various levels of technical-economic studies in order to test viability and prior to funding further work sufficient to increase to Indicated Resources and into Probable Reserves. No value has been assigned to these Resources and this offers a significant potential in addition to the continued exploration. The asset valuation has been based on macro economic assumptions provided to SRK by Gold Fields as summarised in the following table.

Parameter	(Units)	2004	2005	2006	2007	2008	2009
Gold Price(1)
Real-terms	(USD/oz)	400	400	400	400	400	400
Nominal Terms	(USD/oz)	404	412	420	429	437	446
Inflation(2)
US CPI	(%)	1.00%	2.00%	2.00%	2.00%	2.00%	2.00%
AUS CPI	(%)	1.50%	3.00%	3.00%	3.00%	3.00%	3.00%
Exchange Rates(3)
Real-terms	(AUD:USD)	1.43	1.43	1.43	1.43	1.43	1.43
Nominal-Terms	(AUD:USD)	1.44	1.45	1.47	1.48	1.49	1.51

(1) Assumed to be the average price achieved over the period.

(2) Assumed to be the average inflation over the period

(3) Assumed to be the average exchange rate over the period - (based on CPI)

The key financial assumptions have also been relied upon to estimate working capital and tax

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components of the cash flow projection, these are summarised in the following table.

Input	Units	Amount
Assessed Losses	(USDk)	8,658
Tax Rate	(%)	30%
Debtors	(USDk)	18,664
Creditors	(USDk)	-22,151
Stores	(USDk)	-3,115
Debtors	(days)	7
Creditors	(days)	30
Royalties	(days)	7
Stores	(days)	90

The cash flows reported for the St Ives Tax Entity are contingent upon the current and anticipated performance of mine management, as well as the expected achievement of the operating parameters as provided to and reviewed by SRK and set out in this ITR.

The LoM plans and the Financial Model include forward-looking statements that are not historical facts. These forward-looking statements are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially. Notwithstanding the aforementioned comments, SRK considers that at the time of compilation, the Mineral Reserves and associated depletion resulting in cash flow projections are appropriate and technically and economically achievable, however it must be noted that SRK does consider that a certain amount of upside potential is already built into the projections that fundamentally rely on the existing management performance to implement and sustain recent initiatives to ensure that the projected cash flows are realised within the anticipated timeframe.

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The following table presents the post-tax pre-finance ring-fenced cash flows in calendar years and in nominal terms for the Agnew Tax Entity.

Financial Year Project Year	Units	Totals /Averages	2004 1	2005 2	2006 3	2007 4	2008 5	2009 6	2010 7	2011 8	2012 9
Production
Mining
RoM Tonnage	(kt)	21,994	2,651	5,861	5,325	2,511	1,697	1,410	1,333	939	267
Head Grade	(g/t)	3.9	3.5	3.2	3.4	4.3	5.2	5.2	5.0	4.8	4.1
Contained Gold	(koz)	2,743	296	604	585	344	284	236	214	145	35
Processing
Milled Tonnage	(kt)	29,439	2,900	7,578	7,394	5,181	2,436	1,410	1,333	939	267
Milled Grade	(g/t)	3.2	3.0	2.8	2.7	2.8	4.0	5.2	5.0	4.8	4.1
Milled Gold	(koz)	3,007	277	685	646	459	310	236	214	145	35
Metallurgical Recovery	(%)	92.3%	89.3%	90.6%	91.0%	92.2%	94.7%	95.9%	95.8%	95.7%	95.3%
Recovered Gold	(koz)	2,776	247	620	588	423	294	227	205	138	33
Clean-up Gold	(koz)
Saleable Metal	(koz)	2,776	247	620	588	423	294	227	205	138	33
Commodity Sales
Gold	(koz)	2,776	247	620	588	423	294	227	205	138	33
Silver	(koz)
Commodity Prices
Gold Price	(USD/oz)		404	412	420	429	437	446	455	464	473
	(AUSD/oz))		580	598	616	634	653	673	693	714	735
Macro Economics
AUS PPI	(%)		1.5%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
AUS CPI	(%)		1.5%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
US PPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
US CPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
(USD:AUSD)			1.44	1.45	1.47	1.48	1.49	1.51	1.52	1.54	1.55
Financial - Nominal
Sales Revenue - Gold	(USDm)	1,169.2	99.4	256.9	245.9	178.7	125.4	97.8	89.3	60.9	14.9
Operating Expenditures	(USDm)	(764.3)	(28.5)	(152.0)	(163.9)	(122.7)	(92.2)	(71.0)	(67.6)	(50.1)	(16.3)
Mining	(USDm)	(494.5)	(49.5)	(101.6)	(97.6)	(57.4)	(55.1)	(47.2)	(45.2)	(32.3)	(8.6)
Processing	(USDm)	(197.5)	(21.0)	(54.8)	(42.5)	(34.1)	(16.5)	(9.8)	(9.7)	(7.0)	(2.0)
Overheads	(USDm)	(78.0)	(7.5)	(15.9)	(16.1)	(16.0)	(8.1)	(4.9)	(5.0)	(3.5)	(1.0)
Other Revenue	(USDm)	74.9	39.5	35.3	—	—	—	—	—	—	—
Mineral Royalty	(USDm)	(50.2)	(2.5)	(6.4)	(6.2)	(7.4)	(8.6)	(6.9)	(6.5)	(4.5)	(1.1)
Environmental	(USDm)	(6.8)	(0.6)	(1.5)	(1.4)	(1.0)	(0.7)	(0.6)	(0.5)	(0.4)	(0.1)
Terminal Benefits	(USDm)	(4.8)	—	—	—	(2.4)	(1.0)	—	(0.4)	(0.7)	(0.3)
Net Change in Working Capital	(USDm)	(7.3)	13.0	(7.1)	(0.1)	(4.5)	(2.0)	(1.6)	(0.2)	(1.7)	(3.2)
Operating Profit	(USDm)	404.9	70.9	105.0	82.0	56.0	33.2	26.7	21.7	10.8	(1.4)
Tax Liability	(USDm)	(12.7)		-6.2	-1.6	-4.8
Capital Expenditure	(USDm)	(195.1)	(68.1)	(31.8)	(39.2)	(20.3)	(15.4)	(11.2)	(8.2)	(0.9)	—
Project	(USDm)	(195.1)	(68.1)	(31.8)	(39.2)	(20.3)	(15.4)	(11.2)	(8.2)	(0.9)	—
Sustaining	(USDm)	—	—	—	—	—	—	—	—	—	—
Final Net Free Cash	(USDm)	197.2	2.8	66.9	41.2	30.8	17.9	15.5	13.5	9.9	(1.4)
Reporting Statistics - Real
Cash Operating Costs	(USD/oz)	269	166	231	276	271	301	304	324	342	381
Total Cash Costs	(USD/oz)	269	166	231	276	271	301	304	324	342	381
Total Working Costs	(USD/oz)	273	168	234	279	280	307	306	328	350	393
Total Costs	(USD/oz)	346	391	296	346	338	366	363	370	368	487

The following tables present the NPV and variations with discount factors and sensitivity factors on revenue, working costs and capital.

Discount Factor (%)	NPV (USDm)
0.00%	197.2
5.00%	160.2
7.46%	151.9
10.00%	144.1
12.00%	138.6
14.85%	131.3
18.00%	124.2
20.00%	120.1
25.00%	110.9

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Sensitivity Range - Revenue	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range - Operating Expenditures	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range - Capital Expenditures	-30%	-20%	-10%	0%	10%	20%	30%

Currency	(USDm)	(USDm)	(USDm)	(USDm)	(USDm)	(USDm)	(USDm)
Variation in NPV @ 0% DCF
Revenue	(152.4)	(37.2)	78.0	197.2	265.1	346.1	427.2
Operating Expenditures	353.2	296.8	240.0	197.2	113.2	33.1	(46.9)
Capital Expenditures	231.2	214.3	197.4	197.2	163.0	145.7	128.5
Variation in NPV @ 7.46% DCF
Revenue	(129.1)	(31.5)	66.0	151.9	223.0	291.5	360.1
Operating Expenditures	296.2	249.0	201.4	151.9	96.2	28.9	(38.5)
Capital Expenditures	197.7	182.5	167.3	151.9	136.4	120.9	105.3

NPV (USDm)	Revenue Sensitivity
Operating Expenditure Sensitivity
	-30%	-20%	-10%	0%	10%	20%	30%
-30%	73.0	157.6	227.7	296.2	364.7	433.0	501.2
-20%	5.6	102.7	179.9	249.0	317.5	385.9	454.2
-10%	(61.8)	35.8	128.2	201.4	270.3	338.8	407.2
0%	(129.1)	(31.5)	66.0	151.9	223.0	291.5	360.1
10%	(196.5)	(98.9)	(1.3)	96.2	174.5	244.3	312.8
20%	(263.9)	(166.3)	(68.7)	28.9	122.5	196.4	265.6
30%	(331.2)	(233.6)	(136.1)	(38.5)	59.1	146.1	217.9

1.14                        Qualified Persons’ (“QPs”) Conclusions

The views expressed in this ITR have been based on the fundamental assumption that the required management resources and pro-active management skills to access the adequate capital necessary to achieve the LoM plan projections for the Mining Assets are sustained.

SRK has conducted a comprehensive review and assessment of all material issues likely to influence the future operations at St Ives. The LoM plan, as provided to and taken in good faith by SRK, has been reviewed in detail for appropriateness, reasonableness and viability, including the existence of and justification for departure from historical performance. Where material differences were found, these were discussed with St Ives and adjusted where considered appropriate. SRK consider that the resulting Technical Economic Parameters (“TEPs”) and Financial Model (“FM”) are based on sound reasoning, engineering judgement and technically achievable mine plans, within the context of the risks associated with the Australian gold mining industry.

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2                                         INTRODUCTION

In compliance with Form 43-101F1 Technical Report Item 4, this Section provides an introduction to the Independent Technical Report (“ITR”) in terms of:

•                  who the ITR is prepared for;

•                  the purpose for which the ITR was prepared;

•                  the source of information and data contained in the ITR and/or used for its preparation; and

•                  extent of field involvement.

2.1                               Independent Technical Report

Steffen, Robertson and Kirsten (Australasia) (Pty) Limited (“SRK”) is a subsidiary of the International group holding company, SRK Global Limited (the “SRK Group”). SRK has been commissioned by the directors of Gold Fields Limited (“Gold Fields”) and IAMgold Corporation (“IAMgold”) to prepare an ITR on St Ives Gold Mine, Western Australia (“St Ives”) in support of the proposed transaction between Gold Fields and IAMgold.

This ITR has been prepared in accordance with the following:

•                  The Listing Requirements of the TSX; and

•                  The Rules and Companion Policies of the Ontario Securities Commission (“OSC”) enacted by Section 143 of the Securities Act, specifically:

•                  National Instrument 43-101 Standards of Disclosure for Mineral Projects (“National Instrument 43-101”),

•                  Form 43-101F1 (the “Form”),

•                  Companion Policy 43-101 CP (the “Companion Policy”).

In accordance with the applicable Rules and Companion Policies, this ITR has been prepared under the direction of the Qualified Persons (“QPs”) who assume overall professional responsibility for this ITR. The ITR however, is published by SRK, the commissioned entity, and accordingly SRK assumes responsibility for the views expressed herein. Consequently with respect to all references to QPs and SRK: ‘all references to SRK mean the QP and vice-versa’.

The ITR principally comprises a technical-economic appraisal of the St Ives Gold Mine and has been prepared in accordance with the Rules and Companion Policies stated above.

2.2                               Purpose of the ITR

The proposed transaction means the acquisition by IAMGold of the Acquired Interests from Gold Fields and its affiliates and the issue by IAMGold of the Consideration Shares to Gold Fields and its affiliates as consideration thereof, resulting in the acquisition by IAMGold of all of the interests of Gold Fields in certain of its subsidiaries which collectively hold all of the mining assets of Gold Fields located outside of Southern African Development Community (“SADC”).

In this regard Gold Fields will transfer to IAMgold ownership of its interests in:

•                  Orogen Holding (BVI) Limited (“Orogen”): Orogen holds Gold Fields indirect interests of:

•                  100% of St Ives Gold Mine in Western Australia (“St Ives”),

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•                  100% of Agnew Gold Mine in Western Australia (“Agnew”),

•                  80.7% of Cerro Corona development property in Peru (currently under option),

•                  100% of Arctic Platinum Project in Finland,

• a portfolio of other exploration properties and investments;

•                  Gold Fields Ghana Holdings Limited (“GF Ghana Holdings”): GF Ghana Holdings holds Gold Fields indirect interests of:

•                  71.1% interest in and claim on loan account against Gold Fields Ghana Limited, which owns and operates the Tarkwa Gold Mine in Ghana,

•                  71.1% interest in Abosso Goldfields Limited, which owns and operates the Demang Gold Mine in Ghana; and

•                  Gold Fields Guernsey Limited, which include a portfolio of exploration properties and investments.

For the transfer of ownership Gold Fields will be issued with 351,690,218 IAMgold Shares in addition to a number of IAMgold Shares equivalent to the net cash contributions made by Gold Fields into the Acquired Companies between 24 June 2004 and the Completion Date.

SRK has been informed that Gold Fields and IAMgold have signed definitive agreements to implement the Transaction on September 29, 2004 subject to satisfaction of certain conditions precedent.

This ITR principally comprises a technical-economic appraisal of St Ives and has been prepared in compliance with the Securities Act – National Instrument 43-101 Standards of Disclosure of Mineral Projects, Form 43-101F1, Technical Report, and Companion Policy 43-101CP. Specifically Part 4 Obligation to File a Technical Report (Section 4.2, Subsection (1)3) in support of the Joint Information Circular to be sent to the IAMgold and Shareholders.

2.3                               Sources of Information

The ITR has been prepared based on information provided by the management of Gold Fields and specifically St Ives and taken in good faith by SRK. SRK has not independently verified by means of re-calculation of the underlying data; however SRK has:

•                  undertaken inspection visits to surface and underground operations, processing facilities, surface structures and associated infrastructure at St Ives during August and September 2004;

•                  held discussion and enquiry following access to key personnel based at the individual site operations and at head office;

•                  reviewed and, where considered appropriate by SRK, modified St Ives’ estimates and their classification of Mineral Resources and Mineral Reserves;

•                  reviewed St Ives’ plans and supporting documentation and, where considered appropriate by SRK, modified St Ives’ LoM plans and the associated Technical-economic Projections (“TePs”), including assumptions regarding future operating costs, capital expenditures and gold production; and

•                  examined historical information and results made available by St Ives in respect of the individual operations in support of, in particular, the forecasts contained in the LoM plans and one-year budgets.

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Key documentation provided to SRK in support of this ITR and as generated by St Ives is:

•                  Competent Persons Report for Mineral Resources and Ore Reserves, June 2004 prepare by St Ives Gold Mining Company Pty Limited (“St Ives CPR”); and

•                  Strategic Business Plan commencing July 2005, depleting the Mineral Reserves as declared in the St Ives CPR;

•                  Actual results for the periods: January 2002 to August 2004.

•                  Projected performance for the periods:

•                  July 2004 to June 2005 - in the form of a revised budget forecast on a monthly basis finalised in August 2004,

•                  Strategic Business Plan (“SBP”) in the form of an annual cash flow model depleting the Mineral Reserves and including depletion, where deemed appropriate by the management of St Ives, of Mineral Resources not yet modified to Mineral Reserves due to ongoing but incomplete technical studies.

SRK has therefore satisfied itself that such information is both appropriate and valid for valuation as reported herein. SRK considers that with respect to all material technical-economic matters it has undertaken all necessary investigations to ensure compliance, both in terms of level of investigation and level of disclosure.

In doing so SRK has not reproduced the information provided to it by St Ives without due consideration or appropriate modification. Notwithstanding this comment, SRK has not recalculated the base information supporting the Mineral Resource estimates as derived from bore-hole and assay data, this given the generally extensive history of St Ives and geological investigations undertaken by St Ives and previous owners, however has undertaken sufficient checks through the course of its investigations to enable an appropriate level of reliance to be placed on such data, as provided.

Where fundamental base data has been provided (LoM plans, capital expenditures, operating budgets etc) for the purposes of review, SRK recognise the requirements of 43-101F1 Item 25 and accordingly state that SRK has performed all necessary validation and verification procedures deemed appropriate in order to place an appropriate level of reliance on such information.

2.4                               Effective Date

The effective date (the “Effective Date”) of this ITR is deemed to be 01 July 2004, and is co-incident with the Valuation Date and cash flow projections as incorporated herein. The valuation of St Ives (the “Valuation”) is dependent upon the following:

•                  Technical information as generated by St Ives in accordance with their annual planning process defined as the Base Information Date (“BID”), which in the case of St Ives is 01 July 2004; and

•                  Adjustments to all technical information to reflect depletion, historical performance and any additional material information provided from the BID to the Effective Date.

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3                                         RELIANCE ON OTHER EXPERTS

In compliance with Form 43-101F1 Technical Report Item 5, this Section provides details on the reliance that SRK has placed on other experts, specifically in the discipline areas of:

•                  Technical Reliance;

•                  Legal Reliance; and

•                  Financial and Accountancy Reliance.

3.1                               Technical Reliance

SRK places reliance on St Ives’ Qualified Persons that all technical information provided to SRK as at 01 July 2004, is both valid and accurate for the purpose of compiling this ITR. The information with respect to Mineral Resources and Ore Reserves as stated by St Ives has been prepared under the direction of each individual as named in Table 3.1

Table              3.1 St Ives:  Qualified Persons in terms of Technical Reliance

Name	Discipline	Qualification	Relevant Experience	Professional Membership
St Ives
James Johnson	Reserve Estimation	BSc. Hons, PhD Geology	6 years in Archaean Gold Mining	AIG(1)
Louis Voortman	Resource Estimation	MSc (Geology)	15 years in Archaean Gold Mining	AusIMM(2)
SRK
Phil Jankowski	Resource Estimation	BSc (geology), MSc (deposit evaluation)	16 years in the Gold Mining Industry	AusIMM
Mike Warren	Reserve Estimation	BSc (Mining), MBA	30 years in the Mining Industry	AusIMM

(1)          Australian Institute of Geoscientists.

(2)          Australian Institute of Mining and Metallurgy

3.2                               Legal Reliance

In consideration of all legal aspects relating to the declaration of the Mineral Resources, Mineral Reserves and valuation of Agnew, SRK has placed reliance on representatives employed by Gold Fields that the following legal aspects/statements are correct as at 1 July 2004.

•                  a statement by the Directors of Gold Fields “that any legal proceedings that may have an influence on the rights to explore for to continue to exploit minerals…” or an appropriate negative statement, has been included in the body of the various circulars relating to the Transaction;

•                  that the legal ownership and entitlement of all mineral and surface rights has been verified; and

•                  that no significant legal issues exists which would affect the likely viability of a project and /or the estimation and classification of the Mineral Reserve and Mineral Resources as reported herein.

3.3                               Accounting and Financial Reliance

3.3.1                     Accounting Reliance

In consideration of all financial aspects relating to the valuation of St Ives, SRK has placed reliance of the Financial Officer (“FO”) of St Ives that the following information is accurate as at 01 July 2004:

•                  assessed losses;

•                  opening balances for debtors, creditors and stores; and

•                  working capital and taxation logic.

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The information with respect to the above accounting disclaimer has been prepared under the direction of the FO of St Ives whom provided the data contained in Table 3.2.

Table                  3.2 Accounting Inputs as at 30 June 2004

Input	Units		Amount
Unredeemed Capital	(USDk	)	0
Assessed Losses	(USDk	)	8,658
Tax Rate	(%	)	30%
Debtors	(USDk	)	18,664
Creditors	(USDk	)	-22,151
Stores	(USDk	)	-3,115
Debtors	(days	)	7
Creditors	(days	)	30
Royalties	(days	)	7
Stores	(days	)	90

3.3.2                     Financial Reliance

In generating the valuation of St Ives, SRK has relied upon the commodity price and macro economic forecasts as included in Table 3.3, which have been generated by NM Rothschild’s (Washington), Financial Advisors to Gold Fields.

Taking cognisance of the volatile nature of both the gold price (USD/oz) and the exchange rate between the USD and both the ZAR and AUD, SRK has run sensitivities on revenue ranging between -30% and + 30% to these macro-economic projections as discussed in the risks and opportunities in Section 17 of this ITR:

Table                  3.3 St Ives: Macro-Economic Inputs

Parameter	(Units)		2004	2005	2006	2007	2008	2009
Gold Price(1)
Real-terms	(USD/oz	)	400	400	400	400	400	400
Nominal Terms	(USD/oz	)	404	412	420	429	437	446
Inflation(2)
US CPI	(%	)	1.00%	2.00%	2.00%	2.00%	2.00%	2.00%
AUS CPI	(%	)	1.50%	3.00%	3.00%	3.00%	3.00%	3.00%
Exchange Rates(3)
Real-terms	(AUD:USD	)	1.43	1.43	1.43	1.43	1.43	1.43
Nominal-Terms	(AUD:USD	)	1.44	1.45	1.47	1.48	1.49	1.51

(1)          Assumed to be the average price achieved over the period.

(2)          Assumed to be the average inflation over the period

(3)          Assumed to be the average exchange rate over the period – (based on CPI)

3.4                               Warranties and Limitations

SRK’s opinion is effective 01 July 2004 and is based on information provided by Gold Fields and specifically the management of St Ives throughout the course of SRK’s investigations, which in turn reflect various technical-economic conditions prevailing at the time of writing. These conditions can change significantly over relatively short periods of time and as such the information and opinions contained in this report may be subject to change.

In this ITR, SRK provides assurances to the directors of Gold Fields that the TePs, including production profiles, operating expenditures and capital expenditures, as provided to SRK by St Ives and

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reviewed and, where deemed appropriate to do so, modified by SRK, are reasonable, given the information currently available.

The achievability of LoM plans, budgets and forecasts are neither warranted nor guaranteed by SRK. The forecasts as presented and discussed herein have been proposed by St Ives’ management and cannot be assured; they are necessarily based on economic assumptions, many of which are beyond management control. Future cash flows and profits derived from such forecasts are inherently uncertain and actual results may be significantly more or less favourable.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently introduce an error. Where such errors occur, SRK does not consider them to be material.

3.5                               Disclaimers and Cautionary Statements for US Investors

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce from. Certain terms are used in this report, such as “resources”, that the SEC guidelines strictly prohibit companies from including in filings.

Ore Reserve estimates are based on many factors, including, in this case, data with respect to drilling and sampling. Ore Reserves are derived from estimates of future technical factors, future production costs, future capital expenditure, future product prices and the exchange rate between the Australian Dollar (“AUD”) and the United States Dollar (“USD”) and the South African Rand (“ZAR”). The Ore Reserve estimates contained in this report should not be interpreted as assurances of the economic life of the Mining Assets or the future profitability of operations. As Ore Reserves are only estimates based on the factors and assumptions described herein, future Ore Reserve estimates may need to be revised. For example, if production costs increase or product prices decrease, a portion of the current Mineral Resources, from which the Ore Reserves are derived, may become uneconomical to recover and would therefore result in lower estimated Ore Reserves.

The LoM plans, the TEPs and the Financial Model (“FM”) include forward-looking statements in compliance with the requirements of National Instrument 43-101. These forward-looking statements are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

3.6                               Qualifications of Authors

The SRK Group comprises 500 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group’s independence is ensured by the fact that it holds no equity in any project. This permits the SRK Group to provide its clients with conflict-free and objective recommendations on crucial judgment issues. The SRK Group has a demonstrated track record in undertaking independent assessments of resources and reserves, project evaluations and audits, ITRs and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs. SRK also has specific experience in commissions of this nature.

This ITR has been prepared based on a technical and economic review by a team of 7 consultants sourced from the SRK Group’s offices in Australia over a two-month period. These consultants are specialists in the fields of geology, resource and reserve estimation and classification, underground and open pit mining, rock engineering, metallurgical processing, hydrogeology and hydrology, tailings

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management, infrastructure, environmental management and mineral economics.

Neither SRK nor any of its employees and associates employed in the preparation of this report has any significant beneficial interest in St Ives or in the assets of Gold Fields. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

The individuals who have provided input to this ITR, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

•                  Edward Clerk: Environmental – B.Sc (Hons) (environmental science);

•                  Keith Leather: Metallurgy and Tailings – B.Eng (metallurgy) and Fellow AusIMM, Member IMM;

•                  Jonathan Suthers: Valuation – B.Eng (Hons) (mining);

•                  Michael Warren: Surface Mining and Mineral Reserves – B.Sc (mining), MBA and Member AusIMM;

•                  Philip Jankowski: Geology and Mineral Resources – B.Sc (geology) M.Sc (Ore deposit geology and evaluation) and Member AusIMM;

•                  Sally Griffin: Technical-economic Projections – B.Sc (Geology), MCom (finance) and a graduate member of the AusIMM;

•                  Thomas Schrimpf: Underground Mining and Mineral Reserves – Dipl.Ing and Member AusIMM;

In compliance with 43-101F1 Part 5 subsection 5.1 this ITR has been prepared by and /or under the supervision of the following Qualified Persons:

•                  the Qualified Person with overall responsibility for the compilation of this ITR is Mr. Michael Warren, B.Sc(Mining), MBA and Member AusIMM who is an employee of SRK. Mr. Warren is a mining engineer with 25 years’ experience in the mining industry and has supervised numerous due-diligence reviews and various technical studies on similar gold mining assets during the past five-years. In compliance with the 43-101F1 requirements, Mr. Warren also assumes responsibility for the reporting of Mineral Reserves as included in this ITR; and

•                  the Qualified Person with responsibility for reported Mineral Resources is Mr. Philip Jankowski, B.Sc (geology) M.Sc (Ore deposit geology and evaluation) and Member AusIMM who is an employee of SRK. Mr. Jankowski is a mining geologist with 16 years experience in the mining industry and has been responsible for the reporting of Mineral Resources on various gold mining properties, specifically specialising in resource estimation, mine geology and grade control.

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4                                     PROPERTY DESCRIPTIONS AND LOCATION

In compliance with Form 43-101F1 Technical Report Item 6, this section provides detail in terms of:

•                  the location of the property;

•                  the size of the property and a current surface plan;

•                  the tenement details and associated rights to exploit minerals;

•                  the legal status of the tenements and rights including the ownership and any applicable royalties; and

•                  the environmental permitting and associated binding commitments.

4.1                               Location

The main St Ives site office is located in Kambalda East situated near the town of Kambalda in Western Australia, approximately 630km (by road) east of Perth. Located at approximately latitude 31°12`S and longitude 121°40`E in the Norseman-Wiluna Greenstone Belt, the nearest major settlement is the town of Kalgoorlie situated 80km north. Figure 4.1 shows the geographic location of the St Ives in Western Australia.

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Figure 4.2 shows the geographic location of the St Ives operations south of the main offices in East Kambalda.

Figure    4.2                               St Ives:  Site Location

The site extends over 60km and covers a tenement area of approximately 114,859ha.  Figure 4.3 shows the extent of the property boundaries and the current and historical working areas and current infrastructure within the property boundary.

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4.2                           Overview

Gold production from the St Ives area commenced in 1980, and has produced 60.6Mt at 3.6g/t yielding 7.1Mozs from 33 open-cut and 14 underground mining operations.  A further three projects, while not being actively mined, provide heap leach processing feed from low-grade stockpiles.

During 2004, St Ives produces from 4 open-cut and 5 underground mining operations in conjunction with the St Ives mill/CIP processing plant and a heap leach processing plant of 3.1Mtpa and 2.0Mtpa capacity, respectively.  In addition some 0.6Mt of ore were processed via a toll treatment arrangement at a neighbouring gold facility.  A new processing facility, the new Lefroy Mill, with a designed operating capacity of 4.5Mtpa is currently under construction, and will be commissioned in early 2005.  St Ives is budgeted to produce 522koz of gold in 2004.

Mineral Resources and Ore Reserves reported at St Ives were generally reported from evaluations under a standard set of cost assumptions, and at a gold price of AUD650/oz and AUD580/oz, respectively.  Mineral Resources for selected projects were reported under strategic cost assumptions, and a further minority were reported above cut-offs without the benefit of evaluations.

Table 4.1 summarises the operational Key Performance Indicators since St Ives was acquired and operated by Gold Fields in December 2001. The table reports in calendar years from January 2002.

Table                  4.1  St Ives: Key Performance Indicators

MINING	Units	2002 12mth Act	2003 12mth Act	2004(1) 6mth Act
Total Mining
Ore Tonnes Hoist	(kt)	4,145	5,515	2,811
Head Grade Hoist	(g/t)	4.0	3.3	3.2
Contained Gold	(koz)	535	577	285
Underground(2)
Ore Tonnes Hoist	(kt)	495	952	970
Head Grade Hoist	(g/t)	8.6	6.4	5.4
Contained Gold	(koz)	137	195	170
Waste Development	(m)	4,491	10,282	5,430
Ore Development	(m)	0	4,073	2,867
Open Pit(3)
Ore Tonnes Mined	(kt)	3,650	4,563	1,840
Head Grade Mined	(g/t)	3.4	2.6	2.0
Contained Gold	(koz)	398	381	116
Waste BCM Mined	(bcmk)	8,817	8,397	4,429
Ore BCM Mined	(bcmk)	1,468	1,874	697
Strip Ratio	(bcmw:bcmo)	6.0	4.5	6.4
PROCESSING
Total Processing(4)
Tonnes Processed	(kt)	5,533	6,291	3,211
Head Grade	(g/t)	3.4	2.9	3.0
Gold to Process	(koz)	610	587	307
Gold Recovered	(koz)	543	530	275
Recovery	(%)	89.0%	90.4%	89.6%
Gold Sold	(koz)	542	528	275
LABOUR
Permanents	(No.)	202	219	227
Temporary / short term	(No.)	42	65	34
Contractors	(No.)	571	612	650
TEC	(No.)	815	896	910
Terminations/Resignations	(No.)	42	53	45
Annualised Turnover (permanent)	(%)	21%	24%	20%
FINANCIAL
	(AUD:USD)	0.54	0.66	0.74

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MINING	Units	2002 12mth Act	2003 12mth Act	2004(1) 6mth Act
Gold Price Received (spot)	(USD/oz)	308	367	401
Gold Price Received (spot)	(AUD/oz)	568	557	545
Revenue	(USDk)	167,216	193,758	110,456
Royalty	(USDk)	4,148	4,820	2,662
Direct Mining Costs	(USDk)	39,473	65,698	44,943
Surface Cartage Costs	(USDk)	4378	9033	5986
Direct Processing Costs	(USDk)	32,078	43,514	28,503
Direct G&A onsite Costs	(USDk)	2,579	-13,059	-2,708
Direct G&A offside Costs	(USDk)	4,498	5,758	3,046
Direct Operating Costs	(USDk)	83,007	110,944	79,771
Unit Operating Costs	(USD/t)	15.00	17.64	24.84
	(USD/oz)	153	210	290
Total Capital	(USDk)	35,642	59,874	89,309

(1)                                  Actual results to August 2004 and forecast results to December 2004.

(2)                                  Sourced from 5 underground operations.

(3)                                  Sourced from 6 open-pit operations.

(4)                                  Processing includes material from stockpiles. Total processing is the combine through using a combination of CIL and Heap Leach processing.

4.3                           Tenements and Rights

In Australia, with few exceptions, all onshore mineral rights are reserved to the government of the relevant state or territory.  Exploration for and mining of minerals is regulated by the mining legislation of that state or territory and controlled by the relevant state or territory department.  Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes.  Heritage legislation may operate to preclude or regulate the disturbance of a particular area.  In most Australian states, if the holder of an exploration license establishes indications of an economic mineral deposit and expends a minimum level of investment, it may apply for a mining lease which gives the holder exclusive mining rights with respect to all minerals on the property.  It is possible for one person to own the surface of the property and for another to own the mineral rights.  The maximum initial term of a mining lease is 21 years and the holder has the right to renew the lease for a further period of 21 years.  Subsequent renewals are subject to the minister’s discretion and the lease can only be assigned with the consent of the relevant minister. Royalties are payable as specified in the relevant legislation in each state or territory.  A general-purpose lease may also be granted for one or more of a number of permitted purposes.  These purposes include erecting, placing and operating machinery in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.

Table 4.2 list the current tenement holding for St Ives, Figure 4.3 shows the geographic location and extent of the granted tenements listed in Table 4.2.

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Table                  4.2                               St Ives: Tenement Holdings

			Rent	Commitment			Area
Summary	No. of Licences	Status	(AUD/annum)	(AUD)	Ownership	Interest	(Ha)	Classification
Exploration Licence
SIGM	8	Granted	4,461	213,333	SIGM	100%	12,057	OR	(1)
SIGM	2	Granted	2,475	100,000	SIGM	100%	7,000	Y	(2)
Subtotal	10		6,936	313,333			19,057
Exploration Licence
Subtotal	0		0	0			0
Miscellaneous Licence
SIGM	13	Granted	5,590	0	SIGM	100%	479	W	(3)
SIGM	3	Granted	5,475	0	SIGM	100%	14,245	N/A	(4)
Subtotal	16		11,066	0			14,724
Miscellaneous Licence
SIGM	1	Application	0	0	SIGM	100%	3,215	W
SIGM	0	Application	0	0	SIGM	100%	0	N/A
Subtotal	1		0	0			3,215
Mining Title
SIGM	33	Granted	57,884	449,200	SIGM	100%	4,402	OR
Subtotal	33		57,884	449,200			4,402
Mining Title
SIGM	24	Applications	0	0	SIGM	100%	13,906	OR
SIGM	13	Applications	0	0	SIGM	100%	6,660	Y
Subtotal	37		0	0			20,566
Mining Lease
SIGM	232	Granted	574,272	4,487,300	SIGM	100%	43,781	OR
SIGM	13	Granted	117,129	903,900	SIGM	100%	8,943	Y
Subtotal	245		691,401	5,391,200			52,725
Mining Lease
Subtotal	0		0	0			0
Prospecting Licence
SIGM	2	Granted	286	6,400	SIGM	100%	153	OR
SIGM	2	Granted	37	4,000	SIGM	100%	18	Y
Subtotal	4		324	10,400			171
Prospecting Licence
Subtotal	0		0	0			0
Total	346		767,610	6,164,133			114,859

(1)                                  OR = Nickel Option Tenement:  WMC reserves the right in respect to any Nickel Option Tenement to either exercise a right of pre-emption to benefit from the treatment or sale of any form of nickel ore won from any Nickel Option Tenement OR to charge a royalty on nickel won from a Nickel Option Tenement.

(2)                                  Y = All commodity rights owned by St Ives:  Tenement purchased outright from WMC.

(3)                                  W = Miscellaneous Licence.

(4)                                  N/A = no extraordinary conditions.

4.3.1                     Licences for Mining Tenements

The St Ives properties are situated on Crown Land which requires that a mining title be obtained from the Department of Industry and Resources before any mining operations may be undertaken.  The mining tenements applicable to St Ives under the Mining Act 1976 are:

•                          Prospecting Licence (“PL”) (Sections 40-56):  Maximum area is 200Ha; which must be marked out and an application fee and rental is payable.  There are no limits to the number of licences a person or company can hold, but security or bond is required in respect of each licence.   The term for a licence is 4 years.  Without prior approval the extraction is limited to 500 tonnes of material from the ground;

•                          Exploration Licence (“EL”) (Sections 57-69):  On 28 June 1991 a graticular boundary (block) system was introduced for exploration licences.  The minimum size of the licence is one block and

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the maximum is seventy blocks.  Agnew has ELs ranging between 3 and 17 blocks.  The exploration is not marked out, however an application fee and rental is payable.  The term is five-years (negotiable) and a disturbance bond is retainable. Without prior approval the extraction is limited to 1,000 tonnes of material from the ground;

•                          Mining Lease (“ML”)/Mining Licence (“M”) (Sections 71-85): The maximum area for a ML/M is 1,000ha and the area must be marked out.  Application fees and rental are payable, with no limits on the number of leases held.  A term of 21-years is awarded and can be extended.  The lessee of a mining lease may work the mine and land, carry out mining operations in, on or under the land, subject to conditions of title;

•                          Miscellaneous Licences (“L”) (Sections 91-94):  No Maximum area, however licence area must be marked out.  The licence is for purposes such as roads, pipelines etc. An application fee and rental is applicable, with no limitation on number held.  The term is five-years.  This licence type can be applied over and co-exist with other licences; and

•                          General Purpose Lease (“GPL”) (Sections 86-90):  A maximum area of 10ha and must be marked out and are limited to a depth of excavations, which unless specified defaults at 15m. A GPL is for purposes such as operating machinery, disposing of tailings etc.  There is no limit on the number of licences granted and the term is for 21-years with an applicable fee and rental.

St Ives use the MGA Z51 (GDA94) standard WA grid system to set-out all property boundaries and when generating and presenting working plans.  SRK considers this system to be appropriate.

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Figure    4.3 St Ives:  Granted Tenements

4.3.2                     Tenement Status

The legal entitlement, tenement type, commitment summaries, grant and renewal dates, rentals and Shire awards are all freely available to the general public on a comprehensive government web site.  The tenements can be grouped together as a package, and the current mining expenditure can be apportioned to the package, as opposed to the individual lease boundaries, this allows for the financial commitments to be easily honoured on a package basis.

St Ives holds some 346 individual licences that have an expiration date ranging between 2005 and 2021; therefore GFL has an in-house tenement management team to ensure that no potential oversights

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with the timing of payments, commitments and renewals occur.

As part of the Grant conditions any material changes to the operation, from that submitted at the time of application, has to be re-approved following receipt of a notice of intent (“NoI”) supported by an appropriate level of technical documentation describing the new use of the collective Mining Licence.

A list of the NoIs that have recently been submitted are provided in Table 14.2 in Section 14.

SRK has been informed by and relied upon St Ives’ legal council, as referenced in Section 3.2, that St Ives has legal entitlement to all its stated Mining Tenements with appropriately granted licences and leases.  SRK therefore consider that with timeously presented NoIs, renewal applications and continued financial commitment, there are no material issues identified that relate to tenements that would negatively impact on the projected depletion of the current Mineral Reserves and SBP.  In addition SRK has been informed that all rentals and expenditure commitments have been met and that appropriate provision for future commitments are included in the forward projects and presented cash flows in Section 19.

4.4                           Property Related Encumbrances

All mineral extracted from the St Ives tenements are subject to a State Royalty of 2.5% of received revenue, payable before any other deductions.  St Ives accounts for this front-end royalty in both its cut-off grade estimates and financial provisions.

Aside from this State Royalty, and pursuant to the agreement with WMC for the purchase of St. Ives, Gold Fields agreed to pay WMC a royalty based on future gold production at St. Ives according to the following criteria..

•                          4% of the net smelter return of the gold production of St. Ives for each quarter to the extent that cumulative production of gold from November 30, 2001, exceeds 3.3 million ounces, subject to the spot price of gold exceeding AU$400 per ounce; and

•                          10% of the difference between the spot gold price and AU$600 per ounce of gold in respect of all gold produced from St. Ives each quarter after November 30, 2001, subject to the spot price of gold exceeding AU$600 per ounce.

4.5                           Environmental Bonds

As part of the environmental approval process and prior to the granting of licences and permits, an bond amount has to be lodged. The amount reflects the estimated closure liability at the time the approvals are assessed and based on the mining or exploration plan forming part of the application.  St Ives has to date lodged some USD8.8m associated with the granted licences summarised in Table 4.2.

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5                                     ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

In compliance with Form 43-101F1 Technical Report Item 7, this section provides detail in terms of:

•                          Topography, elevation and vegetation;

•                          Access to the property;

•                          The proximity of the property to a populated centre, and the nature of transport;

•                          Climate and length of the operating season;

•                          The surface area available for waste dumps, processing facilities and tailings disposal; and

•                          Availability of power, water and mining personnel.

5.1                           Climate and Accessibility

St Ives lies in an arid region of Western Australia and the weather patterns are determined by synoptic conditions. In the summer, the anticyclones are positioned well south of the area causing predominantly easterly winds with warm to hot conditions prevailing. When a trough forms as the anticyclone moves eastwards, wind directions change and the high and middle level cloud associated with the trough can cause occasional thunderstorms. A few rain bearing cyclonic depressions come from the northwest during the late summer causing widespread rain and occasional flooding. The winter pattern is characterised by the anticyclones being centred further north and the wind direction changes to north to north-westerly. Although frontal activity from southern depressions rarely reach this far north there is some interaction with middle level cloud from the north west resulting in winter rains.

The average rainfall for the area is 218mm and is received in the late summer to middle winter with the driest period of the year being from September to December.

The temperatures in the area show marked fluctuations between the seasons and day and night. Due to the low humidity and absence of cloud cover there is little to restrict incoming and outgoing radiation hence the diurnal fluctuations. Summer temperatures reach as high as 45 degrees centigrade but are usually 35°C to 40°C and in the winter months frosts are experienced on some mornings but on average the temperature is in the range of 10°C to 15°C degrees.

Monthly figures show that in the summer months evaporation can be as high as 550mm and winter months fall to around 120mm.

There is rarely an occasion when site access is unavailable due to climatic conditions or operations suspended due to adverse weather conditions.

5.2                           Landform

St Ives is approximately 290m above seal level and the landform in the region is flat to gently undulating consisting of rounded stable crests and rocky outcrops with stripped slopes and shallow valleys draining to stony plains.

Occasional breakaway scarps up to 20m high with scree slopes occur as a result of differential stripping of the regolith. Minor drainage channels flow into a chain of salt lakes, which appear to represent ancient river systems. These systems ultimately drain either towards the Nullarbor Plain in the east or the Indian Ocean in the west.

The St Ives region, along with much of the Yilgarn Craton, is covered by a deeply weathered lateritic

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horizon which has been partly eroded and buried by materials of diverse origins. Plains are generally dominated by sediments of various ages (Permian to Recent) which have been derived locally or distally, with thicknesses varying up to tens of metres. Some of the earlier sediments have undergone further weathering and ferruginisation and may resemble the underlying residual regolith. The extent of weathering varies from approximately 20m over felsic bedrock to a maximum of 60m to 70m over mafic and ultramafic bedrock.

5.3                           Vegetation

Vegetation in the area is sparse and consists of eucalyptus, mulga, halophytic shrubs with few grasses and annual forbs.

5.4                           Access Infrastructure, Primary Services and Locality to Settlements

The site is accessed by public tarred roads which are generally well maintained by State road services and as such no material access issue for services and supplies are apparent.

Power is supplied via a long-term (to 2011) “take-or-pay” contract with WMC.  There is more than adequate off-take in this agreement and as such the power is currently costing more than industry average.  The situation will however ease once the new plant is in production and the off-take will increase to a point that the unit rates will be more competitive.

Currently approximately 932 people are employed at the St. Ives mine, and these people reside either in the Township of Kambalda or in the Town of Kalgoorlie.  The nearest significantly populated settlement is Kalgoorlie (Figure 4.1) which is a medium sized town with a population of approximately 30,000, of which approximately a third are employed in the mining industry. Kalgoorie is serviced by an airport with regular scheduled flights between Kalgoorlie and Perth.  Kalgoorlie is described as a thriving town and has all the normal facilities associated with a well established (over 100 years) community including schools and medical services.

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6                                     HISTORY

In compliance with Form 43-101F1 Technical Report Item 6, this Section provides detail in terms of:

•                          the prior ownership of the property and any relevant ownership changes;

•                          the type, amount, quality and results of explorations and/or development work undertaken by the current and previous owners;

•                          the historical Mineral Resources and Mineral Reserve Estimates in accordance with 2.4 of the Instrument; and

•                          historical production estimates.

6.1                           History of Ownership

GFL purchased the St Ives Gold operation as part of their acquisition of WMC Resource Ltd gold assets in December 2001.  WMC commenced gold production from the Hunt mine in 1980 and from the Victory-Defiance mine complex in 1981. Gold has been produced from 33 open-cut and 14 underground operations. Ore treated over the life of the project to the end of May 2004 totals 60.6Mt at 3.6g/t containing 7.1Moz of gold.

6.2                           Exploration and Summary of Historical Development

Gold was discovered at Kambalda (the “Red Hill Camp”) in 1897 and between 1897 and 1907 the gold workings of the area supported a small township. Other gold-bearing locations, such as Victory, were discovered at this time. An estimated total production of 31kozs is recorded from this period, mostly from the Red Hill group of mines. Thereafter, the area attracted only intermittent attention from prospectors until 1919, when the Ives Reward mine was discovered at St Ives producing approximately 10kozs. Another small town was constructed, but soon abandoned when the mine closed in about 1926.

Gold prospecting activity continued until iron-nickel sulphides were discovered in 1966 near the old Red Hill mine. The ground was acquired by WMC and several anomalies and gossans were identified at the basal contact of the ultramafic unit (Lunnon Basalt). A mining and milling operation was developed rapidly and a major new industry had been established. Total historical production for the greater Kambalda nickel mining district from 1967 to 1996 is approximately 34Mt at 3.1% nickel for more than 1 Mt of nickel metal in concentrate.

Free gold and specimen stone were occasionally encountered during nickel mining operations from 1966 onward, although gold was not seriously explored for until the increase in the price of gold in the late 1970s provided impetus for re-evaluation of the old gold prospects in the Kambalda area. It was soon recognised that significant gold mineralisation remained, particularly in the Victory area, and exploration effort substantially increased in the early 1980s. Gold production recommenced in 1981 and has since expanded to current levels.

6.3                           Production History

Renewed gold exploration led to the definition of a gold lode beneath the Hunt nickel shoot in 1980 and the discovery of the Victory-Defiance complex (Leviathan Area) in 1981. This was followed by discovery of the Orchin, Orion, Revenge and Junction gold deposits by mid-1985. The original WMC 0.5Mtpa treatment plant (later expanded to 1.2Mtpa) was located at the Kambalda Nickel Concentrator site. This was replaced in 1988 by the current 3.1Mtpa facility located 25km south of Kambalda at St Ives. Gold ores have historically been non-refractory and treatment is via a conventional Carbon-in-Leach plant. A 2Mtpa heap leach facility was commissioned in January 2001

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Total gold production (actual plant delivered) from the Kambalda-St Ives area through May 23, 2004 totals 60.6Mt at 3.6g/t for 7.1Moz. The large underground mines (Victory, Junction, and Revenge) have historically been the dominant feed source.

Figure 6.1 and Figure 6.2 show the historical production as delivered through the mills for the ore tonnes and contained metal respectively.

Figure    6.1 St Ives:  Historical(1) Ore Tonnes Delivered to Plant

(1)                              The data in this table has not been verified and is collated from historical records, the majority of which were not produced by GFL

Figure  6.2 St Ives:  Historical(1) Contained Gold Delivered to Plant

(1)          The data in this table has not been verified and is collated from historical records, the majority of which were not produced by GFL

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7                                     GEOLOGICAL SETTING, DEPOSIT TYPES AND MINERALISATION

In compliance with Form 43-101F1 Technical Report Item 9, Item 10 and Item 11, this section provides detail in terms of:

•                          Concise descriptions of the regional, local and property/deposit geological settings;

•                          Mineral deposit types being mined, investigated and explored and relationship between the geological models and the influence on exploration and investigation programmes; and

•                          Mineralised zones encountered on the properties, the surrounding rock-types and relevant geological controls, detailing length, width, depth and continuity, together with a description of the types, character and distribution of mineralisation.

7.1                           Regional Geology

The Achaean Norseman-Wiluna Greenstone Belt is a part of the Yilgarn Craton, a 2.6Ga granite-greenstone terrain in Western Australia (Figure 7.1). In comparison to other greenstone belts in the Yilgarn Craton, the Norseman-Wiluna Belt is highly mineralised, particularly in gold and nickel. The rock-types in the belt comprise abundant tholeiitic and komatiitic volcanic rocks, chert, sulphidic and albitic sedimentary rocks, and a chain of discrete felsic volcanic centres. There is relatively little Banded Iron Formation compared with the other greenstone belts of the Yilgarn Craton. The gross structure is markedly linear with NNW-trending strike-slip faults and other tectonic lineaments traceable for hundreds of kilometres which disrupt the greenstone into fault-bound domains. The generalised stratigraphic sequence comprises three mafic-ultramafic units, two felsic volcanic units, and an uppermost epiclastic sequence. It is unclear whether sequences can be correlated between domains, especially as the volcanic-sedimentary sequences are inherently complex and unlikely to be laterally continuous. The nature of the basement on which the greenstone sequence was deposited remains unknown, as does the nature of the basal part of the succession. The oldest rocks appear to be greywackes, shales, tuffs and basalts occurring 130km to the south of St Ives, but all the exposed contacts with adjacent banded gneisses and domal granites are tectonic. The original thickness of the greenstone sequence is uncertain as no complete section is preserved, and the extensive faulting and thrusting has possibly repeated or deleted parts of the sequence.

There was a complex and long-lasting series of structural deformations during and after the metamorphism, during which the majority of the economic gold deposits were formed. Metamorphism has affected all rock-types and ranges from low temperature prehnite-pumpellyite facies to high temperature and pressure amphibolite and granulite facies. Throughout the belt, most of the rocks are low strain and as original igneous textures and structures are well preserved, original rock names are used to describe the geology. Strain is focused in linear shear zones characterised by penetrative planar and linear fabrics and higher metamorphic facies, which are thought to control the location of the majority of economic gold deposits in the belt.

Much of the Yilgarn Craton is deeply weathered and partially covered by Tertiary and Quaternary regolith. Pre-Tertiary lateritic horizons are variably exposed, stripped or buried by later deposits that have in turn been lateritised. The depth of weathering is strongly controlled by original rock-types, with mafic rocks generally being more susceptible to weathering than felsic rocks.

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Figure    7.1 St Ives:  Simplified geology of the Norseman-Wiluna greenstone belt

7.2                           Local Geological Setting

7.2.1                     Kambalda Domain Geology

The St Ives mine camp forms part of the Kambalda Domain, a subset of the Norseman-Wiluna Belt. The Kambalda Domain is bound by the NNW trending Boulder-Lefroy Shear Zone (“BLSZ”) Fault and Zuleika Shear (Figure 7.2). The region has undergone four compressional events predated by early extension and has been metamorphosed to upper greenschist or lower amphibolite facies.

The main structural feature of the St Ives area is the gently south plunging Kambalda Anticline, which extends 35km from the south end of the Kambalda Dome to Junction Mine. The majority of known ore bodies are proximal to the trace of the anticlinal axis. The BLSZ parallels the axial trace and lies 3 km to 5 km to the east. The second order structure known as the Playa Shear splays off the BF Shear Zone, and strikes through the St Ives field for a distance in excess of 10km. Most of the St Ives ore bodies are associated with third order splays off the Playa Shear. Mineralisation typically occurs where these structures intersect favourable rock units, with chemical or rheological contrasts being the most important local controls on mineralisation. The interaction between structures and rock-types has produced a large number of individual deposits, with at least 80 having been mined in the St Ives area.

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Figure    7.2 St Ives:  Geology of the Kambalda area

7.2.2                     Stratigraphy

The stratigraphic succession in the Kambalda Domain comprises Kalgoorlie Group volcanic rocks and the Black Flag Group felsic volcanic and sedimentary rocks overlain by the post-tectonic Merougil Beds unit (Table 7.1; Figure 7.3).

Table            7.1                  St Ives:  Stratigraphy of the Kambalda Domain (1)

Group	Formation	Member	Thickness (m)	Description	Deposits
Merougil Beds				Cross bedded sandstones with monomictic to polymictic conglomerate lenses

Black Flag Group	Morgan Island Epiclastics		500	Argillite, wacke, minor rudite

	Newtown Felsic Volcanics		1000	Felsic and intermediate intrusives, volcanic conglomerate, breccia and tuff	Intrepide, Flames, Agamemnon, Minotaur, Mars, Belleisle, Temeraire, Santa Ana, Bahama

		Condenser, Junction Dolerites	4 - 500	Intrusive tholeiitic differentiated gabbro	Junction, Argo, Diana, Cave Rocks

Kalgoorlie Group	Paringa Basalt		500 — 1000	Siliceous high-Mg basalt, minor interflow sediments	Defiance, Sirius, Apollo, Santa Ana, Bahama

		Defiance Dolerite (DFD)	300	Differentiated dolerite — sill or extrusive?	Defiance, Revenge (N01, N22), Thunderer, Orchin, North Orchin, Conqueror, Pluton (Zone 1 DFD)

	Kapai Slate (KSL)		1 — 40	Carbonaceous and sulphide argillite, minor chert – considered a banded iron	Victory, North Orchin, Clifton, Blue Lode, Delta South Delta, East Repulse, North Revenge Kapai (NRK),West Revenge/Pluton, Neptune

	Devon Consols Basalt (DCB)	Victory Dolerite	60 — 100	High-Mg pillowed, variolitic basalt. Thin differentiated dolerite towards base, not regionally extensive	Revenge (W45), Agamemnon, Minotaur, Mars, Britannia

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Group	Formation	Member	Thickness (m)	Description	Deposits
	Kambalda Komatiite	Tripod Hill Komatiite (THK)	20 — 1000	Thin komatiite flows, 1-10m	Redoutable, Formidable, Belleisle, Victory-Repulse, Flames (Leviathan), West Idough, Red Hill, Agamemnon, Minotaur, Mars

		Silver Lake Peridotite	50 — 200

Thick komatiite flows, high- Mg cumulate zones (50- 200m). Localised Ni sulphide accumulations at basal contact and rarely hanging wall flow contacts. Irregular interflow sediments — carbonaceous and cherty,1-10m

	Lunnon Basalt		>2000	Pillowed to massive tholeiitic basalt	Hunt, Western Flanks

(1)                                  Table supplied by St Ives Gold Mining Company.

The regional succession is intruded by at least four distinct episodes of igneous intrusion:

•                          Early fine grained thin mafic to intermediate sills and dykes;

•                          Large (up to 300m thick) sub concordant lamprophyric xenolith-bearing sills and felsic differentiates. These units commonly intrude the Kambalda Komatiite and the Kapai Slate, and occur as sills or dykes at the Paringa Basalt-Black Flag Beds contact in the Lake Lefroy area;

•                          At least two generations of felsic intrusions including the Kambalda Granodiorite and felsic dykes that were intruded slightly before and during the main gold mineralisation; and

•                          Regionally extensive Proterozoic dolerite dykes which crosscut all the mineralised sequences.

The most common host rocks of gold mineralisation are dolerites such as the Defiance and Junction Dolerites, particularly those that are granophyric and magnetite bearing and the Kapai Slate, which is commonly magnetite bearing, and felsic porphyries of various types. Granophyric dolerite and Kapai Slate tend to host the highest grade mineralisation. The Paringa Basalt and Kambalda Komatiite host deposits in discrete shear structures that are moderate in both tonnage and grade. Generally low to moderate grade, high tonnage mineralisation is commonly developed in porphyries, which are found in almost all deposits.

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Figure    7.3 St Ives:  Schematic stratigraphic column for the Kambalda domain showing the more important sites for mineralisation

7.2.3                     Structure

The Kambalda Domain is structurally complex. Multiple phases of deformation occurred during and after regional metamorphism. A summary of the recognised structural events is presented in Table 7.2. The domain is crossed by a network of variably striking and dipping first, second, third and fourth-order shears, faults and thrusts that control the location of the gold mineralisation, the majority of which was deposited during the third deformational event (D3), which was a period of ESE-WNW shortening that occurred about 2640Ma. In many deposits, ductile shearing was punctuated by repeated brittle slip events, which produced breccias and shear veins, especially in jogs and dilatant bends in shear zones.

Table                  7.2 St Ives: Summary of deformational events at St Ives

Def. Episode	Deformation	Metamorphism
D1	Thrusting Reclined to recumbent folding (F1)
D2	Open to tight gently plunging upright folding (F2) Axial planar cleavage development (S2)
D3

Open to tight gently plunging upright folding (F3)
Axial planar cleavage development (S3)
Major NNW and N trending anastomosing shear
zones, such as the Boulder Lefroy and Zuleika
shear zones
Most gold ore bodies associated with late
stage D3 shears and fractures, representing
third or fourth order splays off major shear
zones

Peak (upper greenschist to lower amphibolite) metamorphism in dynamic domain
D4

Localised open, upright gently plunging folding
(F4)
Development of crenulation cleavage in foliated
rocks (S4)
Development of mineral lineation near granitoid contacts (L4)
Major NNE trending faults, 50-200m dextral
movement

Minor retrogressive metamorphism, possibly associated with diapiric uplift
Post D4	Development of major NNW shear zones East-west extensional faulting	Localised retrogressive alteration in shear zones

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The D2 Kambalda-St Ives Antiform is transected by the NNW striking Playa Shear Zone, a D3 structure which is a second order fault splay off the regionally extensive BLSZ. The total displacement on the Playa Fault is poorly constrained but may be up to several kilometres. Many of the gold deposits are hosted by faults and shear zones that are spatially and kinematically related to the Playa Fault. These deposits occur in low displacement brittle–ductile shear zones which are interpreted as splays and linked fault/shear networks in a 2-km wide zone west of the Playa Fault. In contrast, ore-hosting structures in deposits such as Revenge, North Orchin, Argo and much of the Victory area are predominantly N–S striking, moderately to gently east-dipping or west-dipping reverse faults and shear zones with maximum displacements of a few tens of metres. Strike lengths of ore-hosting structures are seldom more than about 1 km. The orientations of stretching lineations, curvature of shear zone foliations, associated gently-dipping extension veins, and stratigraphic separations, all indicate a reverse slip sense for most D3 ore-hosting structures, especially in the Argo/Victory/Revenge area. The geometries of faults and associated extension veins indicate formation in a stress regime in which the far-field maximum principal stress was approximately east— west and horizontal.

7.2.4                                             Alteration

Hydrothermal alteration and spatially related gold mineralisation was synchronous with deformation along the ore-hosting network of shear zones. The alteration is concentrated in 10cm - 300m wide halos around shear zones, mesoscopic fractures, and veinlets, and is texturally destructive. Two alteration zones are recognised: an outer Biotite Zone and an inner Albite Zone. The Biotite Zone is dark brown to black, and consists of biotite, albite, quartz, calcite/dolomite, magnetite, pyrite and muscovite alteration. The biotite is interpreted to have replaced chlorite by the addition of K2O and subtraction of MgO, CaO, and FeO. The Albite Zone is pale brown colour and contains an albite, ankerite/quartz and pyrite assemblage with minor chlorite, biotite, muscovite and calcite. SiO2, CaO, K2O, and Al2O3 values are low and Na2O and Au values high compared to the outer alteration zones. Gold is invariably associated with well formed pyrite euhedra or, as at Junction, granular pyrrhotite.

7.2.5                                             Mineralisation

There are four main styles of gold mineralisation at St Ives. The individual deposits may contain more than one of these styles, depending on the local structural and lithological conditions:

•                  Lode mineralisation:  Lode mineralisation typically consists of a 0.5cm to 50cm wide cataclasite core surrounded by 0.1cm to 3.0m of foliated cataclasite, with an outer broad zone of shear zone-parallel foliation developed in and flanking parts of the extensive shear zones. The “a” lodes have auriferous and pyritic or pyrrhotitic hydrothermal alteration envelopes.

•                  Quartz vein stockworks:  The quartz vein stockworks are irregular bodies of closely spaced and regularly oriented quartz veins with variably developed auriferous and pyritic hydrothermal alteration envelopes.

•                  Composite style:  This style is composed of variably developed quartz vein stockwork mineralisation localised in and around lode shear zones, particularly foliated shear zones.

•                  Supergene:  Broad zones of flat lying gold mineralisation in deeply weathered Archaean and overlying Tertiary rocks. The majority of these are interpreted to have been formed by supergene remobilization of gold from the primary lode deposits; some may represent Tertiary placers in palaeochannels.

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7.2.6                                             Tertiary and Quaternary Geology

Physiographically, the St Ives area is dominated by the Quaternary Lake Lefroy. Lake Lefroy is an extensive salt playa with a surface area of more than 550km2 formed in a regional topographic depression. The lake represents the current semi-arid surface expression of the complex Jurassic to Cainozoic Lefroy palaeodrainage system. This drainage was incised into the Archaean bedrock in the Jurassic, and carried coarse sand and gravel eastwards into the Eucla Basin. After two marine incursions in the Middle and Late Eocene, the drainage progressively filled with up to 100m of sediments during the current arid period which commenced in the Oligocene. Active surface drainage in the Lake Lefroy drainage now occurs only in exceptional rainfall events.

7.3                                                       Deposit Geological Setting

7.3.1               Argo and Apollo

The Argo and Apollo resources are located 25km southwest of Kambalda Township on the western limb of the Kambalda-St Ives Antiform. The Argo deposit has been mined as five open pit stages between 1994 and 2004 with underground development starting during 2002. The current development is designed to exploit the numerous mineralised structures down to approximately 400mRL.

The resources are hosted by a large, structurally complex mineralised shear system in the Condenser Dolerite, a 500m thick sub-vertical to southwest dipping differentiated sill. The differentiated granophyric zone (Zone 3) of the dolerite is the preferential for mineralisation due to rheological contrasts with other lithologies, its brittle nature and iron-rich chemistry. Most economic mineralisation is contained in the Argo Main Shear (A1), a 900m north striking, moderately west-dipping shear zone between 4m and 40m thick (Figure 7.4). A1 is a reverse dip-slip shear with a late sinistral strike-slip component. Gold mineralisation is confined to the shear zone where it forms mylonite veins, or breccia lodes. The variable geometry of the A1 influences grade distribution, mineralisation style and thickness. In areas where it flattens, dilational jogs up to 60m in width are created, characterised by brittle failure with the formation of dilational vein sets, breccia zones and pervasive silica alteration.  Steepening of the shear is characterised by ductile shear failure with the development of a mylonitic fabric and minor extensional veins.

The A1 shear is accompanied by a complex suite of mineralised linking structures. These include large, sub-parallel structures such as the H1 hangingwall shear, and lesser shallower dipping structures as found in the footwall positions (F2, C1, C2, and C3). The sub-horizontal structures generally are associated with dilational vein sets, while steeper structures have a dominant (reverse fault) mylonitic component. The sub-parallel B1 and B2 (Apollo) shear bounds the eastern margin of the Argo system. Due to limited drilling information, little is known about zones of mineralisation beyond the H1 structure to the west and the B2 and C structures to the east.

The system is cross-cut by two east trending, sub-vertical Proterozoic dolerite dykes and is overlain by a sequence of Tertiary sediments up to 60m thick. Palaeoplacer mineralisation is associated with the basal quartz lag of the cover sequence.

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Figure            7.4          St Ives:  Schematic cross-section through the Argo/Apollo Structures

7.3.2               Bahama

The Bahama deposit is approximately 700m north of the Santa Ana open pit on Lake Lefroy. The mineralised structure is sub-parallel to the north striking, moderately east dipping Santa Ana Shear, and is accompanied by a 5m to 20m thick sub-horizontal supergene mineralisation in the regolith. There is little or no gold in the overlying 12m of Tertiary lake sediments.

The mineralised shear is at the contact of a trondhjemite to the west and Paringa Basalt and Condenser Dolerite to the east. A complex of lamprophyric intrusions occur to the southeast. The lamprophyric intrusions and the trondhjemite host broad, low-grade mineralisation, with higher grades focused in localised structures.

7.3.3               Cave Rocks

The Cave Rocks deposit is located 8.5km to the west of the township of Kambalda West. Open pit mining in 1986 and 1987 produced a total of 149kt at 3.6g/t compared with the ore reserve of 163kt at 5.4g/t.

Mineralisation at Cave Rocks is hosted by two structures, known as East Lode and West Lode, which are both 5 — 15m thick hosted NNW striking structures within a tabular amphibolite unit. Black argillaceous sedimentary horizons are intercalated in the amphibolite sequence with the largest referred to as the Central Slate Belt. The Central Slate Belt separates the West and East Lodes. The West Lode is a weakly foliated equigranular rock consisting of albite, cummingtonite, hornblende/pargasite, biotite, quartz, chlorite, carbonate, pyrrhotite and arsenopyrite. Sulphide content can be very high, and high grade gold mineralisation is often associated with high arsenopyrite content. The East Lode system is more diffuse than West Lode and contains significantly more quartz veins. The alteration assemblage is also less intense than in the West Lode. There are small supergene resources on the southern margin of the West Lode and southern part of the East Lode. The previously mined Cave Rocks resource focused on supergene mineralisation on the northern section of the West Lode.

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7.3.4               Diana

The Diana project is located 28km southeast of the Kambalda Township on the western limb of the St Ives Anticline. The deposit is blind, and was discovered by aircore drill testing of a geophysical anomaly in Archaean rocks covered by 75m of Tertiary sediments and sands. The Diana Shear is gently to moderately dipping at least 200m towards the north. Economic gold mineralisation occurs where the Diana Shear intersects the Condenser Dolerite. The mineralised zone varies from 2m to 30m thick and is characterised in the south by massive bucky quartz, and in the north by quartz veins with varying amounts of sulphides hosted by a fine-grained, weakly to strongly foliated, altered dolerite with chlorite, biotite and albite.

7.3.5               Greater Revenge Area

The Greater Revenge Area (“GRA”) includes the Agamemnon, Belleisle, Delta, Grinder, Mars, Minotaur, N03, North Revenge Kapai, P76, Revenge (N01, N02, N22, S30, S32, W66, X01), West Revenge and W Series (W44, W45, W46, W48) gold deposits. The deposits are located in a structurally complex corridor between the northwest striking Playa/Belleisle and Delta Shear Systems. Gold mineralisation is associated with northwest striking shear zones (e.g. Belleisle, Delta, West Revenge), north-northwest striking shear zones (e.g., Mars, Minotaur), and variably north-northeast to north-northwest striking shear zones (e.g. No.1, Agamemnon). These shear zones dip shallowly to steeply east and west. Mineralisation also occurs in shallow to moderately dipping north-northwest domal shear zones (e.g. W66, Mars-Minotaur link).

Rock units in the GRA comprise the Tripod Hill Komatiite, Victory Dolerite, Devon Consols Basalt, Kapai Slate, Defiance Dolerites and the Paringa basalt. The distribution of the units is controlled by the northwest striking Delta Island Anticline and the Playa/Belleisle Shear System and the sequence is intruded by abundant intermediate and felsic dykes and sills.

Mineralisation is hosted in all stratigraphic units with the highest grade mineralisation hosted within the Victory Dolerite, Devon Consols Basalt, Kapai Slate and Defiance Dolerite (particularly Zone 4, e.g. N01). The interaction of the shear zones with local lithologies and structural features such as the crest of the Delta Island Anticline, and rheological contrast control the economic gold mineralisation (Figure 7.5).

The Archaean rocks are intruded by Proterozoic mafic dykes and mineralisation is offset by small scale D4 faults with throws of less than 10m.  Most deposits have a significant supergene expression extending in some cases over 100m from the primary structure. Palaeochannel mineralisation also occurs in sands and gravel at the base of the overlying Tertiary sediments.

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Figure          7.5    St Ives:  Interpretative geological map of the Greater Revenge Area showing major deposits and structural controls

•                  Agamemnon:  Primary mineralisation at Agamemnon occurs within partially weathered Devon Consols Basalt and felsic to intermediate intrusive units with minor Kapai Slate and Paringa Basalt. The moderately east-dipping and shallowly north plunging contact between a felsic intrusion to the west and ultramafic sequence to the east is the primary control on mineralisation at South Agamemnon. The shear system is a continuation of the Delta mineralisation to the southwest.

A Tertiary palaeochannel deposit between 8 and 25m deep overlies the oxidised Archaean stratigraphy.  Supergene mineralisation extends from weathered Archaean rocks into the overlying cover sequence, particularly in deeper parts of the channel where sulphidic to lignitic or sandy sediments are preserved. Agamemnon is unusual at St Ives in that approximately one third of the mineralisation is hosted within the Tertiary cover sediments. The gold in these sediments may have been dispersed upwards from the Archaean by supergene processes or may represent a palaeoplacer.

•                  Belleisle:  The Belleisle Shear Zone is a northwest striking sinistral-reverse shear zone that dips 65º to the southwest which extends 3km along strike. The southeasterly extension intersects the Agamemnon mineralisation. The Belleisle Shear Zone has thrust Tripod Hill Komatiite on top of shallow west dipping Tripod Hill Komatiite, Devon Consols Basalt, Kapai Slate, Paringa Basalt and Defiance Dolerite. A cross-cutting suite of felsic to intermediate intrusive dykes predates mineralisation and the end of deformation in the shear zone. The shear zone is up to 80m thick, has a central low grade zone up to 40m thick, and consists of a variably sheared to mylonitised ultramafic-felsic intrusive complex with an alteration assemblage comprising combinations of chlorite, biotite, pyrite, albite, fuchsite-sericite and intense silicification in the higher grade zones.

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The mineralisation plunges shallowly to moderately to the northwest. The Archaean lithologies are overlain by up to 90m of Tertiary lacustrine sediments.

•                  Delta:  The Delta mineralisation is controlled by the north-northwest striking Delta Shear Zone on the hinge of the Delta Island Anticline. The Delta Shear Zone thrusts the Devon Consols Basalt over the Kapai Slate with tens of metres of displacement. The shear is open down-dip and along strike in both directions. To the north, a major splay of the Delta Shear Zone may be the southerly continuation of the Agamemnon Main Shear. Primary mineralisation is complex with one hanging wall and at least two footwall structures identified. All lithologies host mineralisation, however is especially evident at contacts between the Kapai Slate and intrusive or mafic rocks.

The weathering profile has a maximum thickness of 30m, deepening over the Delta Shear. The Archaean is unconformably overlain by 0 to 25m of Tertiary sediments. Significant supergene mineralisation occurs in the Archaean regolith, particularly enriched in grade and thickness overlying the mineralised bedrock structures.

•                  Mars:  Mineralisation at Mars is associated with two main shear systems. The ‘HG’ system is a moderate to shallow dipping series of stacked shears with a complex quartz vein and alteration array plunging to the southeast. The ‘MG’ system is a shallowly east-dipping, north-northwest striking series of stacked quartz veins and shears with short dip extent. The HG system contains the majority of the metal and forms the deeper part of the system. The dominant control on primary mineralisation is a combination of a jog in the north-northwest striking, moderately west dipping Mars Shear Zone, the crest of the Delta Island Anticline and series of intermediate sills that intruded sub-parallel to the stratigraphy.

The well developed weathering profile at Mars is overlain by 15m to 40m of Tertiary sediments, which deepen toward the northwest. Supergene mineralisation occurs in a thin continuous sub-horizontal layer at the top of the Archaean regolith horizon extending upwards into the Tertiary sediments.

•                  Minotaur:  The Delta Island Anticline is the main structure controlling the Minotaur mineralisation. To the north of the pit, the Minotaur and Belleisle shear zones are the dominant controls on mineralisation. The two shears dip steeply to the west and a series of five stacked, flat-lying linking structures host the mineralisation. Within the pit proximal to the crest of the anticline, the Minotaur shear flattens and a significant dilational jog (the FW1 structure) occurs (Figure 7.6). Most of the mineralisation at Minotaur is within the FW1 structure. The mineralised envelope is up to 50m thick, greater than 100m wide and consists predominantly of quartz-carbonate-pyrite-biotite alteration. The footwall structures below dip gently to east. South of the pit on the western limb of the anticline, mineralisation dips to the west. A high-grade ore shoot (>4.5g/t) occurs at the intersection of Footwall#3 (FW3) structure and the Minotaur shear. The FW3 is interpreted to continue south until it intersects the Agamemnon Shear to the east of the pit.

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Figure    7.6          St Ives:  Minotaur deposit section 538 600mN

•                  North Revenge Kapai (NRK), West Revenge and Pluton (NO3):

•                  The North Revenge Kapai (“NRK”) deposit is 200m north of the Revenge Pit. Mineralisation is quartz-sulphide lode hosted by a shear zone in the Defiance Dolerite, Kapai Slate and an intermediate intrusive (Figure 7.7). The shear zone is steeply dipping at depth. As the structure nears the surface it is deflected along the contact of an intermediate intrusive to a shallower dip, creating a dilational zone that is the major mineralising site. Rafts of Kapai Slate in the shear have relatively high gold grades due to their higher iron content, which was a chemical control on gold precipitation. Significant supergene enrichment of the grade is apparent in the weathered portion of the mineralised shear.

Figure    7.7          St Ives:  North Revenge Kapai cross-section 653 7752mN

•                  The West Revenge resource is located 400m to the west of Revenge Pit on the eastern limb of the Delta Island Anticline within the Kapai Slate and Zone1 of the Defiance Dolerite. Crosscutting felsic to intermediate sills and dykes predate mineralisation. The three east-dipping

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quartz vein- breccia lode structures at West Revenge form part of a larger series of east-dipping structures between the Revenge N01 structure in the east and the W44 structure in the west. This series of structures are splays off the domal W66 thrust surface at depth. Alteration assemblages associated with mineralisation are biotite-albite-sulphide within the structure and proximal to associated extensional quartz veining. Supergene mineralisation occurs in a thin continuous sub-horizontal layer at the top of the Archaean regolith horizon extending upwards into Tertiary sediment, predominantly controlled by the oxidation of the Kapai Slate at its intersection with the base of the Tertiary sediments.

•                  The Pluton resource also occurs on the western side of the southern end of the Revenge Pit on the eastern limb of the Delta Island Anticline, within the Defiance Dolerite. The lithologies and mineralisation are similar to West Revenge, and Pluton is part of the larger series of east-dipping structures.

7.3.6               Swiftsure

The Swiftsure deposit is located 1.4km due north of the Mars pit and 2.4km east southeast of the Intrepide pit on Lake Lefroy. Economic gold mineralisation is mostly hosted by oxidised Devon Consuls Basalt, Kapai Slate and Defiance Dolerite on the eastern flank of the Kambalda Antiform under 45m of unconsolidated Tertiary lake sediments, although there is some gold mineralisation in a supergene blanket in the lake sediments. In fresh rock, there appears to be a flat-lying, shallow, southeast-plunging structure that provides the primary control for mineralisation

7.3.7               Grinder

Grinder is located 700m ESE of the centre of the Revenge pit, immediately west of the Playa fault zone. The Grinder deposit is a 400m long, northwest striking structure dipping 30° to 60° to the east. One 500m strike length footwall structure and one 100m strike length hangingwall structure have been interpreted. The structures were modelled to a maximum depth of just over 100m below surface. Mineralisation is dominated by quartz-chlorite-albite-pyrite vein systems within a variety of rock-types. Shallow west-dipping linking structures have been intersected but not modelled. These flat-lying linking structures have potential for additional resources.

7.3.8               Junction

The Junction deposit is hosted within a medium-to-coarse-grained differentiated tholeiitic sill, the Junction Dolerite. This unit is regarded as a stratigraphic equivalent of the Condenser Dolerite in the Kambalda Domain and the Golden Mile Dolerite at Kalgoorlie There are four differentiated horizons in the Junction Dolerite, one of which (Zone 3) is the host to gold mineralisation in the Junction deposit.

The Junction orebody comprises multiple, mineralised shear zones extending over a 2km strike length and to a depth in excess of 800m. Economic gold mineralisation is restricted to the N25 and N75 surfaces in Zone 3 of the Junction Dolerite, and is well confined within the shear zone boundaries (Figure 7.8). The main shear zone (the N25 surface) strikes approximately 330° and has dips from a relatively shallow 35° to 40° in the upper levels of the mine to 50° to 70° with increasing depth. Apparent ore width decreases from 5-15m to an average 6m as the dip steepens and the shear becomes more tightly constrained in the host rocks. The intersection of the shear zone and Zone 3 plunges north and controls the mineralisation.

The N25 mineralisation consists of regular to chaotic brittle-ductile quartz extension veining and multiple oblique striking internal quartz vein/breccia structures. Associated biotite-chlorite-albite-

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carbonate-pyrite/pyrrhotite alteration occurs within the shear zone. Pyrite is the dominant sulphide associated with gold in the upper levels of the resource above about 0mRL. Below this level, pyrrhotite becomes dominant and is associated with the highest grade portion of the resource.

Numerous footwall and hangingwall shear zones splay off the N25 surface. In general, these subsidiary shears are narrower with variable and often discontinuous mineralisation.

The N75 surface is parallel to the N25 surface and is located about 300m into the hangingwall. The N75 surface is treated as a separate resource.

Figure            7.8          St Ives:  Longitudinal section through the N25 orebody at Junction

7.3.9               Leviathan Area

The Leviathan area includes the Victory, Defiance, Sirius, Britannia, East Repulse and Conqueror gold deposits (Figure 7.9). The Leviathan Area is structurally complex. The rocks are folded into an open south-plunging anticline, which is segmented and offset by the many faults in the area. These faults strike northwest, north-northwest and north and dip variably. Individual deposits are located on intersections of faults and in deflections of faults. The major host rocks are the Kapai Slate and Defiance Dolerite, both of which occur widely in the subsurface as a consequence of the shallow dips in the area. Abundant intermediate and felsic intrusives throughout the area also host significant low-grade mineralisation.

Gold mineralisation occurs in three main forms: quartz veinlet arrays in the Kapai Slate and quartz-albite intrusive; quartz breccia lodes; and alteration zones in faults adjacent to quartz-breccia lodes. Alteration associated with the Victory mineralisation extends up to 3m from veins and breccias. The alteration mineralogy is controlled by the lithology of the primary host rocks:

•                                          Defiance Dolerite: Inner zone of albite-dolomite-pyrite; outer zone of biotite chlorite, Kapai Slate: Inner zone of albite-chlorite-magnetite + pyrite; outer zone of magnetite-albite-biotite;

•                                          Kapai Slate:  Inner zone of albite-dolomite-pyrite; outer zone of biotite chlorite; and.

•                                          Paringa Basalt: Inner zone of albite-dolomite-pyrite; outer zone of biotite-chlorite. Gold grade is ubiquitously correlated with the pyrite content of the alteration assemblage.

Gold grade is ubiquitously correlated with the pyrite content of the alteration assemblage.

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Figure            7.9          St Ives:  Schematic geological section through the Defiance and Sirius orebodies

7.3.10             Defiance

The Defiance orebody historically provided the majority of ore mined from the Defiance Pit and the Victory Underground. Mineralisation is controlled by low-angle thrusts striking generally northeast and dipping generally southeast from 15° to 30° (Figure 7.9). The lodes vary from 5m to 30m thick, and are sub-parallel to shear zone boundaries. Lodes are a combination of ultra-mylonite zones, dolerite or basalt clast breccias with quartz matrices and quartz vein arrays associated with biotite-pyrite alteration.

7.3.11             Sirius

The Sirius gold deposit is located about 1km northeast of the Leviathan open pit. The mineralisation is controlled by the north-northwest-striking, east-dipping reverse Sirius Shear Zone that forms an envelope of foliation and associated weak biotite-chlorite alteration 50m to 100m thick in the Paringa Basalt and associated narrow interflow sediments.

Within 100m of the surface higher-grade gold mineralisation is associated with discrete shearing and steeply-dipping quartz veining and associated biotite-albite-carbonate quartz-pyrite alteration. In plan the veins are typically sigmoidal and en-echelon trending north-northeast.

Deeper mineralisation generally forms broader, less discrete and lower-grade ore zones. The host rock typically has extensive biotite and pyrite alteration. Underground development mapping has documented numerous quartz vein orientations within ore zones.

7.3.12             East Repulse

The geology in the East Repulse area is strongly controlled by the Repulse Fault (U32 Surface), a mineralised structure dipping 10° to the east. The hangingwall lithology is the Tripod Hill Komatiite. This rock-type is talc-magnesite-carbonate-rich with numerous foliation and shear discontinuities. Footwall lithologies comprise Devon Consols Basalt in the east, magnetite-chert rich Kapai Slate in the central areas and Zone 1 of the Defiance Dolerite to the west. The U32 shear is higher grade and thicker where swarms of subvertical felsic porphyries intersect the footwall contact of the shear and are

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incorporated into the shear zone. High-grade gold mineralisation is often noted at the contact between these felsic porphyries and adjacent rock-types and can be visually determined by the presence of intense pyrite alteration. The footwall sediments occur as discrete, sub-horizontal to 45° east dipping rafts in the shear complex with thrust repetition of stratigraphy controlling thick high-grade intersections on the order of 50m at around 10g/t. These intersections are found in extensional quartz vein arrays containing massive pyrite ± pyrrhotite selvedges. Free gold occurs within and on the margins of quartz veins.

7.3.13             Conqueror

The Conqueror deposit is part of the Inferred Leviathan resource. The mineralised zone comprises several stacked lodes similar to those mined in the Defiance open pit, dipping 20° to the southwest. The lodes are up to 100m wide from west to east and are of variable thickness. The mineralisation is controlled by the intersection of a low-angle shear zone with the southwest striking Defiance Dolerite. The shears flatten in the dolerite creating localised dilation horizons. The economic mineralisation occurs within an alteration envelope, which varies in thickness from 10m in Paringa Basalt and Devon Consols Basalt to 100m in the Defiance Dolerite.

7.3.14             North Orchin

The North Orchin open cut mine was completed in March 2002 and produced a total of 252,000ozs. Gold mineralisation at North Orchin is hosted by a north-trending shear zone (A2 Shear Zone) largely within the Defiance Dolerite. The A2 Shear Zone is a “pinch and swell” structure that strikes north to northeast and dips 55° to the east. Reverse slip on this structure has vertically displaced the stratigraphy by 40m. A component of sinistral strike slip is also noted. South-plunging dilation jogs in the North Orchin Shear form sites for high-grade gold mineralisation in the flatter portions of the shear. Steep-dipping sections of the shear zone have low to marginal gold grades.

7.3.15             Thunderer

At Thunderer, primary gold mineralisation is controlled by a series of narrow north striking and moderately east-dipping shear structures. Gold mineralisation is stronger where the structures coincide with the differentiated horizon of the Defiance Dolerite (Zone 4), but mineralisation occurs in the Paringa Basalt, Kapai Slate and Devon Consols Basalt as well. The primary mineralisation at Thunderer may be an extension of the northerly trending A2 Shear which hosts the North Orchin deposit.

The Archaean rocks are overlain by up to 50m of unconsolidated to partially consolidated Tertiary fluvial and lacustrine sediments. The majority of mineralisation occupies a secondary supergene position in the Archaean oxidised as large pods in deep weathering of primary structures, or at the base of the Tertiary sediments. There may be an alluvial control to this second form of gold occurrence.

7.3.16             N31 Open Pit

The N31 deposit is located within the Victory-Defiance complex. High-grade mineralisation in the N31 open pit area is controlled by the interaction of two southerly plunging shallow east-dipping shear zones (the upper N30 and the lower N31) with sub-vertical felsic porphyry intrusives. The system is in the footwall of the mineralised Repulse Shear Zone (a regionally extensive shear zone). Other host rocks at N31 are Devon Consols Basalt, Kapai Slate and Defiance Dolerite. The mineralised structures are overlain by patchy localised supergene enrichment zones. The resource is open to the south.

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7.3.17             West Intrepide

The West Intrepide deposit is located on Lake Lefroy 600m southwest of the Intrepide pit. Mineralisation strikes northwest for 540m and dips 45° to the west, and is largely controlled by the intersection of the pyrite-rich Kapai Slate with the mineralised shear. The Kapai Slate is in part tectonically thickened by intermediate and felsic sills. Mineralisation remains open to the north towards the Santa Ana and Bahama deposits but is closed to the south. The Tertiary lacustrine sediments in this area are 15m thick and the Archaean is weathered to a depth of 40m.

7.3.18             Neptune Project

The area from the South Delta and Revenge Open Pits to the south edge of Lake Lefroy is known as the Greater Neptune Area and includes the Redback and Neptune projects. The area is covered with Tertiary lake sediments of Lake Lefroy and aeolian dunes at the south edge of the lake. The lake-sediment cover is less than 10m thick in the southern areas of the lake and deepens toward the north and west. The stratigraphy is similar to the stratigraphy of both the Revenge and Victory complexes and includes potentially favourable hosts for gold mineralisation in the Defiance Dolerite and Kapai Slate. Several suites of felsic and intermediate intrusive rocks also occur within the stratigraphy. The shear zones at Neptune are discrete structures that strike north-northwest and dip moderately east with a strong lithological control on their position.

Mineralised structures intersected by drilling at Neptune have similar characteristics to structures at Revenge. Three drill-holes at Neptune intersected a west dipping structure (E1), which was mineralised in all three holes and is characterised by a generally barren bucky quartz core with a mineralised halo of albite-biotite-pyrite alteration. Drilling also intersected good mineralisation in an albite-biotite-pyrite mylonite with a quartz core vein in the main (E2) shear. High grade shoots in the E2 shear are interpreted to plunge at 15° towards 120°, consistent with shoots observed at West Revenge. Several of the Revenge structures, including the Delta Shear and the N01, if extrapolated to the south, intersect in the northern part of the Neptune-Redback area. These structures, however, are not well understood in this area.

Anomalous gold has also been intersected in Tertiary sediments, residual oxide and in saprolite with many anomalous intersections occurring at end of hole. An extensive flat lying supergene blanket overlies the shear zones and follows their strike.

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8                                                                 EXPLORATION

In compliance with Form 43-101F1 Technical Report Item 12, this section provides detail in terms of:

•                  nature and extent of all relevant exploration work and who has undertaken the work;

•     results of surveys and investigations and the procedures undertaken;

•     interpretation of exploration information; and

•      who has/is undertaking the exploration work.

8.1                                                       Introduction

The St Ives exploration strategy is focused on the St Ives Central Corridor, historically the most prospective domain (Figure 8.1). High priority targets in the Central Corridor are explored concurrently with reconnaissance exploration in other prospective corridors such as the Condenser Corridor which hosts the Argo deposit. This approach is designed to expand reserves while defining potential in adjacent corridors for longer term project sustainability.

Targets are designated as being at one of six stages or milestones. Milestone One is when a target is generated and the lease acquired; Milestone Three is when a bedrock drill target has been identified; Milestone Four is an Inferred Resource and Milestone Six an Ore Reserve. Milestones One to Three represent future potential, whereas Milestones Four to Six represent the reported Resources and Reserves.

Targets are ranked by a combination of a geological and economic score, with the highest scoring targets being given priority in exploration. The geological merit is scored against numerous conceptual and empirical parameters. The economic potential of each target is assessed by assuming a tonnage and grade from an analogous deposit and applying a set of mining parameters.

This process of target generation and exploration has historically yielded quality projects that add reserves and extend the life of mine.

8.2                                                       Central Corridor

The Central Corridor comprises the Greater Victory Area (“GVA”), Neptune Area, Greater Revenge Area (“GRA”), Greater Intrepide Area (“GIA”), and the Kambalda Dome.

The two historically most prospective areas are the GVA and the GRA. Both of these areas contain deposits hosted by mafic and sedimentary rocks. The GRA has been intensively explored over the past two years to provide feed for the new Lefroy Mill. This exploration added significantly to the resource base and generated potential for both near-mine extensions and new targets. The exploration concentrated on the open pit potential, and the underground potential is yet to be fully evaluated. The GVA contains the historic Victory and Britannia/Sirius mines which produced 2.2Moz, now included in the Leviathan group. Exploration in the GVA is aimed at repeating the exploration success achieved in the GRA over the past two years.

The Neptune Area contains the same host rocks, gold-bearing conduits (the Playa Fault system), and structural settings as the adjacent GVA and GRA, but is comparatively under explored. A diamond drilling program in 2002 defined the structural and stratigraphic framework and intersected some gold occurrences. Since this time the exploration focus has been on the GRA, and the majority of targets generated by the 2002 drilling are yet to be tested.

The Greater Intrepide Area (“GIA”) is to the north of the GRA and contains the Playa Fault, but

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contains less of the mafic stratigraphy, and the significant mineralisation is hosted by felsic porphyries. There has been much less exploration work in the GIA than the GRA. Current work includes collating and interpreting recent diamond drilling and geophysical data to provide a lithological and structural framework to put into context gold anomalies identified by aircore drilling.

The Kambalda Dome is to the northwest of GIA, and contains the historic Kambalda nickel mines. There are also intersections of primary gold mineralisation in the underground nickel mines and extensive gold soil anomalies. During 2002, several targets were generated from a review of historic nickel exploration data. Future activities will include further re-logging and sampling of nickel exploration holes to a grid spacing of 60m x 60m in areas of anomalous bedrock results and 120m x 120m grid spacing on the western flanks of the dome.

8.3                                                       Condenser Corridor

The Condenser Corridor is 7km to the south of the GVA and hosts the Argo deposit in the differentiated Condenser Dolerite. Argo has a characteristic magnetic signature, and eight further targets were generated by identifying similar signatures in the corridor. A diamond drill core program in 2002 identified four of these as having the strongest gold anomalies and most favourable alteration styles. These four targets are currently being systematically tested. The remaining targets will be tested afterwards.

Similar differentiated dolerites found throughout the St Ives field are also prospective. The multi-million ounce Junction orebody was hosted by such dolerites, which have an untested strike length of more than 30km.

8.4                                                       Foster Corridor

The host rocks for mineralisation in the Central Corridor outcrop in the Foster Corridor adjacent to the southeast dipping Foster Thrust. Both nickel and gold mining has occurred within this corridor with small open pit gold mines operating during the early 1990’s and numerous shafts and workings from the early part of the 20th century. The Foster Corridor is under explored relative to the Central Corridor with work limited largely to regolith aircore drilling.

8.5                                                       Cave Rocks

Cave Rocks occurs within a north-northwest trending belt of mafic and ultramafic rocks. The structure of the area is dominated by the Zuleika Shear zone, a major northwest-trending regional shear that is an important structural control to mineralisation at a number of gold deposits in the Eastern goldfields.

The West Lode at Cave Rocks was mined in a small open pit during the 1980s. The underground potential has been recently investigated and a reserve estimated. Recent exploration demonstrated that although mineralised structures continue to surface, the economic zones are largely blind, increasing the potential for further economic underground mineralisation where the structure has previously been prospected at the surface.

8.6                                                       Boulder Lefroy Corridor, Magnetic Corridor, and Merougil Beds

The Boulder Lefroy Corridor and the Magnetic Corridor flank the Central Corridor are dominated by more felsic rocks and are not known to host large gold deposits; however they are both conceptually prospective and anomalous in gold. A reconnaissance aircore program in the Boulder-Lefroy Corridor in 2003 provided broad empirical coverage over the lake component of the corridor. A soil sampling and drilling compilation of the land component is planned.

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The Magnetic Corridor is dominated by the Black Flag Beds and the Merougil beds. Aircore gold anomalism has previously been found in the Lut prospect, at the Sandalwood, and the Merougils areas. Shallow bedrock gold intersections at Lut require deeper bedrock follow up tests. Broad scale data gathering (dominantly aircore drilling) is continuing to define and extend gold anomalies.

Figure            8.1          St Ives:  Geological map of the Kambalda domain showing exploration areas

8.7                                                       Exploration Summary

SRK concur with the management at St Ives that there is considerable potential within the current tenement holdings to add significantly to current Mineral Resource and Mineral Reserves through a combination of extensional and greenfields exploration. St Ives has a recent success history of new discoveries, despite exploration being complicated by the Tertiary and Quaternary sedimentary cover.

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SRK can see no reason why in the short-term the depleted Mineral Resources are not replaced by successful exploration campaigns.  St Ives has committed adequate expenditure to support the ongoing replenishment strategy.

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9              DRILLING, SAMPLING, PREPARATION, ANALYSIS AND VERIFICATION

In compliance with Form 43-101F1 Technical Report Item 13, Item 14, Item 15 and Item 16, this section provides detail in terms of:

•                  Drilling:  including extent and procedures and interpretation, relationships between sample length and true thickness of mineralisation and orientation of mineralisation;

•                  Sampling Methods and Approach:  describing sampling methods, numbers, type, nature, spacing and density of samples.  Sampling recovery and impacts thereof is discussed, together with the representativeness of samples and any bias that may occur.  The influence of rock-types, geological controls, mineralisation widths on the sampling interval and spacing; and

•                  Sample Preparation Procedures:  process involved, analytical procedures, laboratories utilised and standards and certifications.  In addition quality assurance and quality control (“QA/QC”) measures and check sampling procedures are discussed; and

•                  Statements of opinion as to the adequacy of the drilling, sampling and analytical procedures at the operations and verification of the results and limitations thereof.

9.1          Drilling

Reverse Circulation percussion RC and HQ or NQ diamond core are the dominant drilling techniques used for resource definition. Other drilling techniques such as aircore are used in target definition drilling and are infrequently included in resource estimations, mainly in Tertiary sediments and unconsolidated sands where RC and diamond drilling have poor recovery. During production, open-pit resources are further defined using closely spaced RC grade control drilling.

Underground resources are defined with a combination of HQ and NQ surface diamond drilling, LTK48 underground diamond drilling and, to a lesser extent, RC drilling.

The lithology, alteration, and structural characteristics of core and percussion chips are logged to the level of detail required for resource modelling using the standard St Ives geological legend. Diamond core is photographed and geotechnically logged.

Diamond drilling recovery is assumed as 100% sample recovery unless recorded otherwise. No recovery information is available for pre-1995 drilling.

RC drill-holes with a 5½-inch diameter sampled over one metre intervals potentially produce 37kg of sample. A previous QA/QC study of RC grade control rigs used at St Ives returned an average sample recovery of 80%. Analysis of drill sample recovery is ongoing. RC percussion samples are riffle split to a 2-4kg assay sub sample. Occasionally wet samples are returned, especially in the Lake Lefroy basin at drilling rod changes. Wet samples are routinely grab-sampled and recorded in the database. Alternative drillhole sampling methods have been recently trialled. A comparison between wet and dry sampling at the Bahama prospect showed that dry sampled, infill RC percussion samples had an overall higher assay grade than wet samples. A resource estimate using wet samples has the potential to underestimate the grade.

A drill rig sampling audit has been designed and is to become a routine tool to monitor sampling quality on all drill rigs.

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9.2          Sampling

9.2.1       Face Sampling

At the underground operations, 1m face chip samples of at least 3kg are taken from each ore development round (average of every 3.5m along strike). Each face is inspected and mapped by the geologist or geological assistant. Mapping includes structural, lithological, and alteration descriptions. Duplicate samples and blanks are routinely used to ensure sample quality.

In the open pits, face samples are taken as required at some deposits in conjunction with floor, batter and face mapping. These samples are used to provide additional grade information to determine the relationship between gold distribution and rock-types, but are not used in resource estimates.

9.2.2       Sludge drilling

Sludge samples are not used for resource estimation due to poor recoveries, high grade bias and significant grade smearing. A local exception is the Leviathan East Repulse deposit that otherwise lacked sufficient data to delineate the ore zones. Limited sludge drillhole data was used in two mined out areas, which contain a remnant resource of approximately 6koz. Sludge hole logging is routinely used to for geological interpretation.

9.2.3       Sub-sampling and sample preparation

Drill core is cut to geological intervals between 0.3m and 1m, as specified by the logging geologist. For operational infill drilling full core is assayed to maximize sample size. RC samples for exploration and grade control are split in two-tiered riffle splitters on the drill rigs to 2 - 4 kg sub samples. The majority of samples are assayed at the onsite Silver Lake Laboratory, with overflow exploration samples submitted to commercial laboratories. The samples are bulk-pulverised in an LM5 pulveriser with a maximum capacity of between 3kg and 3.5kg. Larger samples are split in half or crushed and split at the lab. A portion of the pulp rejects is retained for future analysis.

9.3          Sampling and assay techniques

9.3.1       Quality management measures

During the past year, an updated quality management program for the drilling, sampling, surveying, transport, laboratory analysis and storage of drillhole samples has been developed. Protocols are in place at St Ives for the submission of quality control samples including standards, blanks, site duplicates and check assays. Blanks and site duplicates are inserted at an average frequency of 1 in 20 samples. Low-grade, medium-grade and high-grade standard samples are inserted at relevant locations within intersections at a nominal frequency of 1 in 40. All sampling and quality management is under supervision of the geologist responsible for the drilling program and the geologist may supplement the QA/QC sampling as required. In the open pits, duplicate field samples are taken on a campaign basis with one internal standard submitted per shift. During the course of the 2004 reporting period, 367,253 samples were submitted for analysis from which 614,696 assays were received. This included 90,353 laboratory repeats, 6,896 site duplicates, 1,581 site duplicate repeats, 4,407 laboratory checks, 5,583 laboratory check repeats, 152 laboratory checks second splits, 166 laboratory check second split repeats, 35 external laboratory checks with 34 repeats, 13,900 blanks, 3537 blank repeats, 416 external geochemical standards, 27 standard repeats and 621 internal laboratory standards with 1 repeat. Computer software integrated into the St Ives database has been introduced to analyse standards

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variations between laboratories, review blanks and outliers beyond control limits, plot original assays against duplicates and compare different assaying techniques.

Samples are generally submitted for fire assay analysis, with screen fire assay and Leachwell techniques used as required for certain orebodies. The Silver Lake Laboratory has industry standard internal QA/QC measures in place. In addition to internal QA/QC, Silver Lake participates in international round robin laboratory bench marking.

9.3.2       Location of data points

All resource definition stage drill designs are set-out by the Survey Department. After drilling, collars are surveyed and complete multi-shot down-hole surveys are conducted. On deep holes drilled in highly magnetic dolerite, down-hole gyroscopic surveys are frequently used. All survey data is stored in the database. Codes are stored that indicate the status of collar and down-hole surveys.

9.3.3       Data density and distribution

Data density is variable across the St Ives deposits. Resource classification is partly based on data density. In general, open pit and underground Indicated Resources are drilled to at least 20m by 40m; Inferred Resources may be drilled from 40m by 40m to 100m by 100m depending on geological complexity and mining history. Measured Resources must be within mining areas and contain RC grade control or underground face samples. RC grade control drilling is optimized for individual deposits with the drillhole spacing averaging 10m by 5m.

9.3.4       Database integrity

The exploration diamond and RC drilling data is stored in an MS SQL Server database, with a customisable MS Access interface to provide transparent access for validation and extraction. Geological logging data is captured digitally by geologists into logging software with stringent validation rules and uploaded into the database by the geologists themselves where another validation cycle is completed. Other information is loaded by a dedicated Database Administrator. The majority of other data entry is loaded from original source digital data files, whilst some information is manually entered. During uploading, the Database Administrator performs basic validation checks. The SQL Server database is configured for optimal validation through constraints, library tables, triggers and stored procedures. Data that fails these rules on import is rejected or stored in buffer tables until it is corrected. Open pit RC grade control and underground face sample data are stored in databases with the same structure and internal validation as the exploration database. Where possible, data entry is via digital files or automated to reduce duplicate handling and error. All diamond core data from the mines is stored in the exploration database which undergoes the same processes and checks as the exploration data. All data within the database is also validated via an ongoing cleansing. Automated jobs are configured within the database to nightly check the validity of the data according to a large set of business rules. Any errors found are written to a validation table within the database which is then used to define and repair errors.

9.4          Deposit specific information

Deposit specific drilling and sampling information is presented in Table 9.1 and Table 9.2 respectively

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Table      9.1  St Ives:  Deposit Specific Drilling Information

Resource	Drilling Techniques(1)	Logging	Sample Recovery	Other Sample Techniques
Agamemnon	5% aircore, 85% RC percussion, 10% diamond	Logging using standard SIG core and percussion logging sheets and standard SIG legend.	Diamond: 100%, RC: oxide 90%, fresh: 95%, and Aircore: 90 to 95%	N/A

Argo/Apollo

UG: Majority of the drilling is NQ core with a drill spacing of 40m x 40m. This spacing will be reduced to a minimum of 20m x 20m before underground development with LTK60 core. OP: Dominant drilling is RC grade control on 8m x 5m spacing, with 20m x 20m exploration RC and NQ diamond drilling.

		Diamond logging uses standard SIG core logging sheets and standard SIG legend. All grade control drilling is logged, using the SIG legend.	100% sample recovery assumed for RC and diamond, unless core loss is recorded for the latter.

Face and grab sampling is utilised as required. Grab samples are regularly submitted to the lab for measurement of moisture content and to the Core Farm for dry density measurements (via water displacement method).

Bahama	95% RC percussion, (5%) NQ and HQ diamond core.	Logging using standard SIG core logging sheets and standard SIG legend.	100% recovery with dry RC percussion drilling. Loss of fines with wet samples.	All samples recovered dry were split. Wet samples were reported.

Belleisle	85% surface NQ core, 13% RC percussion (5 ½” hammer), 2% surface aircore.	Logging using standard SIG core and percussion logging sheets and modified SIG legend (to capture diversity in deformation and alteration). 65% of NQ core oriented and logged structurally	93% of NQ core geotechnically logged and photographed with core recovery and RQD recorded.	N/A

Diana	15% Aircore ,9% diamond ,76% percussion and RC	Logging using standard SIG core and percussion logging sheets and standard SIG legend	No information collected on RC and core recovery.	N/A

Cave Rocks	RC percussion; NQ core.	Logging using standard SIG core logging sheets and standard SIG legend.	100% recovery with RC percussion and diamond drilling.	N/A

Grinder	Aircore, RC percussion; minor NQ core.	Logging using standard SIG core logging sheets and standard SIG legend.	100% recovery with dry RC percussion drilling. Loss of fines with wet RC samples.	N/A

Junction	>95% underground LTK48 core, <5% surface NQ core	Logging using standard SIG core logging sheets and standard SIG legend. Most diamond core is geotechnically logged.	100% sample recovery assumed unless core loss is recorded.	All ore development rounds (i.e. each 3.5m on 20 – 25m sublevels) are chip-sampled across the lode. Sludge drilling for hangingwall and footwall definition, assays not used in resource.

Leviathan	Large amount of historical drillhole data including RC (near surface), NQ and HQ surface diamond, and underground LTK48 diamond.	Logging using standard SIG core logging sheets and standard SIG legend.	100% sample recovery assumed unless core loss is recorded.	Face sample data is used for the Britannia resources.

Leviathan UG - Conqueror	Large amount of historical drillhole data including RC (near surface), NQ and HQ surface diamond, and underground LTK48 diamond.	Logging using standard SIG core logging sheets and standard SIG legend.	100% sample recovery assumed unless core loss is recorded.	Face sample data is used

Leviathan UG – East Repulse	Large amount of historical drillhole data including RC (near surface), NQ and HQ surface diamond, and underground LTK48 diamond.	Logging using standard SIG core logging sheets and standard SIG legend.	100% sample recovery is assumed unless core loss is recorded.	Face sample and sludge data is used due to lack of better quality data. Sludge data will be removed from estimation once diamond data is available.

Mars	5% aircore, 85% RC percussion, 10% diamond	Logging using standard SIG core and percussion logging sheets and standard SIG legend.	Diamond: 100%, RC: oxide 90%, fresh: 95%, and Aircore: 90 to 95%	N/A

Minotaur	5% aircore, 85% RC percussion, 10% diamond	Logging using standard SIG core and percussion logging sheets and standard SIG legend.	Diamond: 100%, RC: oxide 90%, fresh: 95%, and Aircore: 90 to 95%	N/A

NRK/West Revenge	5% aircore, 85% RC percussion, 10% diamond	Logging using standard SIG core and percussion logging sheets and standard SIG legend.	Diamond: 100%, RC: oxide 90%, fresh: 95%, and Aircore: 90 to 95%	N/A

N31 Open Pit	Exploration and grade control RC drilling	Logging using standard SIG core and percussion logging sheets and standard SIG legend.	100% sample recovery is assumed	N/A

North Orchin	Combination of RC drilling 125mm diameter (in pit grade control) and surface diamond NQ core.	Logging using standard SIG core logging sheets and standard SIG legend. Selected diamond core is geotechnically logged.	100% sample recovery is assumed for all diamond holes unless core loss is recorded. Recovery for the RC rigs is varied on average from 80 92%.	Geological controlled pit face and floor sampling that is accurately surveyed.

Swiftsure	Aircore, RC percussion; minor NQ core.	Logging using standard SIG core logging sheets and standard SIG legend.	100% recovery with dry RC percussion drilling. Loss of fines with wet RC samples	N/A

Thunderer	RC percussion and NQ core	Logging using standard SIG core logging sheets and standard SIG legend.	100% recovery with dry RC percussion drilling. Loss of fines with wet samples.	N/A

West Intrepide	RC percussion.	Logging using standard SIG core logging sheets and standard SIG legend.	100% recovery with dry RC percussion drilling. Loss of fines with wet samples.	N/A

(1)           May not be used in estimation.

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Table      9.2  St Ives:  Deposit Specific Sampling Information

Resource	Sample Preparation(1)	Assay Techniques	QAQC Measures	Sample Survey
Agamemnon	Core halved. Aircore and RC samples are split (where possible) and collected in calico bags. Laboratory preparation is as described in the text.	Fire Assay, 40g charge, bulk pulverised (LM5).	Regular duplicates and blanks .Alternative assay methods (Leachwell and screen fire). Internal laboratory procedures.	Drillhole collars set out and surveyed after drilling. All holes have multi-shot or single shot downhole surveys.

Argo/Apollo

UG: The core is half cut prior to submission to analytical laboratories OP: RC grade control samples are collected from the cyclone through a 1:8 riffle splitter, and are submitted to the site laboratory.

UG:Fire Assay 40g charge taken from the LM5 pulverisers OP: Fire Assay 40g charge taken from the LM5 pulverisers. Screen assay for palaeochannel samples with coarse gold.

UG: Ongoing analytical study to validate routine fire assay technique includes submission of duplicate core samples for Screen Fire assay and LeachWell. Duplicate face samples are routinely submitted OP: Field duplicates and sample. weighing are completed as required for RC grade control samples. Samples are submitted with one standard per shift. The QAQC system is currently under review.

All drillhole collars are set out and picked up by survey. UG: Some historic holes picked are not used in structural interpretation. All diamond holes are multi-shot downhole surveyed. Surface holes are gyroscopic surveyed while UG drill-holes use electronic multi-shoot (FLexIt) survey. OP: Due to the short length of RC grade control holes (typically 10-30m) downhole surveys are not employed.

Bahama

Dry RC percussion samples were 1/8 riffle split. When dry samples could not be recovered, wet grab samples were documented. NQ core cut in half prior to laboratory submission. HQ core in regolith bulk sampled.

Fire Assay, 40g charge, bulk pulverised (LM5).

Drill rig sampling regularly supervised and audited by geologist. Regular duplicates are collected during drilling and blanks are inserted prior to delivery to the lab. Alternative assay methods (leach well and screen fire). Internal laboratory procedures

Drillhole collars are set out by geologist or survey, and picked up after drilling by survey. Diamond holes are multi-shot downhole surveyed.

Belleisle

80% of NQ core whole-core sampled, 20% half cut prior to submission to analytical laboratories. 65% of RC samples dry sampled, 1:8 riffle split in 1m intervals. 35% of RC samples grab sampled wet from sample bucket under cyclone. Aircore samples grab sampled wet from sample bucket under cyclone in 2m intervals.

Fire Assay 40g charge).

Standard internal laboratory measures. SIG standard QAQC procedures carried out on 35% of NQ core and 100% of RC percussion 60% of NQ core reassayed (repeat. assays) using 500g Leachwell techniques at an external laboratory.

All drillhole collars set out and 97% picked up after drilling by survey. All holes are multi-shot downhole surveyed.

Diana	Core halved. 1m RC samples are split (where possible) and collected in calico bags. Laboratory preparation is as described in the text. Core from 3 diamond drillholes was orientated with BOH line.	Fire Assay 40g charge	Internal laboratory procedures.

All drillhole collars are picked up after drilling by survey; 75% of the drillholes were drilled vertically on 20m drill sections at a nominal 30m spacing along sections; 33 (10%) of the total of 337drillholes completed were downhole surveyed and showed little deviation.

Cave Rocks	Core halved.	Fire Assay 40g charge Screen Fire Assays 200g charge in ore zones.	Routine split duplicate and blank with most recent drilling. Internal laboratory procedures. Some analysis of assays replicated with Screen Fire.	All drillhole collars are set out and picked up after drilling by survey. All holes are single-shot downhole surveyed during drilling, and multi-shot survey performed at end of hole.

Grinder

80% of NQ core whole-core sampled, 20% half core . 65% of RC samples dry sampled, 1:8 riffle split in 1m intervals. 35% of RC samples grab sampled wet from sample bucket under cyclone. Aircore samples grab sampled wet from sample bucket under cyclone in 2m intervals.

Fire Assay, 40g charge

Internal laboratory procedures. SIG standard QAQC procedures carried out on 35% of NQ core and 100% of RC percussion. 60% of NQ core reassayed (repeat assays) using 500g Leachwell techniques at an external laboratory.

All drillhole collars set out and 97% picked up after drilling by survey. All holes are multi-shot downhole surveyed.

Junction	Core halved. Laboratory preparation is as described in the text.	Fire Assay 40g	Internal laboratory procedures. Some analysis of replicated, alternative assay methods (leach well), and alternative laboratories has been performed.	Drillhole collars set out and surveyed after drilling. All holes have multi-shot downhole surveys.

Leviathan	Core halved. Laboratory preparation is as described in the text. Some older percussion samples may not have been riffle split.	Fire Assay	Routine split duplicate and blank from drill site every 50m with most recent drilling.	Drillhole collars set out and surveyed after drilling. All holes have multi-shot downhole surveys.

Mars	Core halved. Aircore and RC samples split where possible into calico bags. Laboratory preparation is as described in the text.	Fire Assay 40g charge	Regular duplicates are collected during drilling and blanks are inserted prior to delivery to the lab. Alternative assay methods (leach well and screen fire). Internal laboratory procedures.	All drillhole collars are set out and picked up after drilling by survey. All holes are multi-shot or single shot downhole surveyed.

Minotaur	Core halved. Aircore and RC samples split where possible into calico bags. Laboratory preparation is as described in the text.	Fire Assay 40g charge	Regular duplicates are collected during drilling and blanks are inserted prior to delivery to the lab. Alternative assay methods (leach well and screen fire). Internal laboratory procedures.	All drillhole collars are set out and picked up after drilling by survey. All holes are multi-shot or single shot downhole surveyed.

NRK/West Revenge	Core halved. Aircore and RC samples split where possible into calico bags. Laboratory preparation is as described in the text.	Fire Assay 40g charge	Regular duplicates are collected during drilling and blanks are inserted prior to delivery to the lab. Alternative assay methods (leach well and screen fire). Internal laboratory procedures.	All drillhole collars are set out and picked up after drilling by survey. All holes are multi-shot or single shot downhole surveyed.

N31 Open Pit	1m RC samples are split (where possible) and collected in calico bags. Laboratory preparation is as described in the text.	Fire Assay 40g charge	Internal laboratory procedures.	All drillhole collars are picked up after drilling by survey.

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Resource	Sample Preparation(1)	Assay Techniques	QAQC Measures	Sample Survey
Orchin	Core halved. Average RC samples 3kg.	Fire Assay 40g charge	Internal laboratory procedures. Blanks. Twinning or re-assaying of selected drillholes	All RC and diamond drillhole collars are set out and picked up after drilling by survey. All diamond holes are multi-shot downhole surveyed.

Swiftsure	All core is half cut prior to submission to analytical laboratories. Aircore and RC samples are split (where possible) and collected in calico bags. Laboratory preparation is as described in the text.	Fire Assay 40g charge

Alternative assay methods (leach well and screen fire). Standard internal laboratory measures. Regular duplicates are collected during drilling and blanks are inserted prior to delivery to the lab. Alternative assay methods (leach well and screen fire). Internal laboratory procedures.

All drillhole collars are set out and picked up after drilling by survey. All holes are multi-shot or single shot downhole surveyed.

Thunderer	Most recent dry RC percussion samples are split. Previous drilling is suspected to have been drilled wet (not split).	Fire Assay, 40g charge, Some test samples screen fire assay and LeachWell assay.	Routine split duplicate and blank from drill site every 50m with most recent drilling. Limited metallurgical test work.	All drillhole collars are set out and picked up after drilling by survey. All holes are single-shot downhole surveyed at end of hole.

West Intrepide	Dry RC percussion samples were 1/8 riffle split. When dry samples could not be recovered, wet grab samples were documented.	Fire Assay, 40g charge	Drill rig sampling regularly supervised and audited by geologist. Duplicates blanks Alternative assay methods (leach well and screen fire). Internal laboratory procedures.	Drillhole collars are set out by geologist or survey, and picked up after drilling by survey.

Agamemnon	Core halved. Aircore and RC samples are split (where possible) and collected in calico bags. Laboratory preparation is as described in the text.	Fire Assay, 40g charge, bulk pulverised (LM5).	Regular duplicates and blanks .Alternative assay methods (LeachWell and screen fire). Internal laboratory procedures.	Drillhole collars set out and surveyed after drilling. All holes have multi-shot or single shot downhole surveys.

Argo/Apollo

UG: The core is half cut prior to submission to analytical laboratories OP: RC grade control samples are collected from the cyclone through a 1:8 riffle splitter, and are submitted to the site laboratory.

UG:Fire Assay 40g charge taken from the LM5 pulverisers OP: Fire Assay 40g charge taken from the LM5 pulverisers. Screen assay for palaeochannel samples with coarse gold.

UG: Ongoing analytical study to validate routine fire assay technique includes submission of duplicate core samples for Screen Fire assay and LeachWell. Duplicate face samples are routinely submitted OP: Field duplicates and sample. weighing are completed as required for RC grade control samples. Samples are submitted with one standard per shift. The QAQC system is currently under review.

All drillhole collars are set out and picked up by survey. UG: Some historic holes npicked are not used in structural interpretation. All diamond holes are multi-shot downhole surveyed. Surface holes are gyroscopic surveyed while UG drill-holes use electronic multi-shoot (FLexIt) survey.

OP: Due to the short length of RC grade control holes (typically 10-30m) downhole surveys are not employed.

(1)           May not be used in estimation

9.5          SRK Comments

Sampling and assaying of resource and grade control holes at St Ives is performed at a relatively high standard compared to the general mining industry. St Ives has policies and procedures in place to achieve industry best practice standards in this discipline area. In SRK’s opinion the sampling and assaying at St Ives is adequate for the intended purposes and there is a low probability of a material shortcoming as a result.  In this regard the underlying data supporting the resource estimate is consider by SRK to be generated and input in the corresponding resource models in satisfactory manner.

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10          MINERAL RESOURCE ESTIMATES

In compliance with Form 43-101F1 Technical Report Item 19, this section provides detail in terms of the key assumptions, parameters and methods used to estimate the Mineral Resources together with statements of opinion as to the adequacy of the drilling, sampling and analytical procedures at the operations and verification of the results and limitations thereof.

The extent to which the Mineral Resources may be materially affected by mining, metallurgical, infrastructure and other relevant on mine factors is covered in Section 11 to Section 13, inclusive of this ITR.  The extent to which the Mineral Resources may be materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues are covered in Sections 14 to Section 19, inclusive of this ITR.

The Mineral Resources and Mineral Reserves have been generated under the auspices of the reporting code prepared by the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (“JORC”), herein referred to as (“the JORC Code”).  The JORC code is effective as at September 1999 however is currently under revision with a new release anticipated in 2005.

10.1        Geological Modelling

Resource estimates are based on interpretations of rock-types and mineralisation. Controls on mineralisation are generally well understood given the lengthy production history at St Ives. Wireframes of regolith zones and mineral zones, and digital surfaces describing topography, base of oxidation, etc, are used to domain and constrain grade interpolation when relevant. In active open pit and underground resources, surveys of exposed geological features are incorporated into models. All models are constrained by geological boundaries or, when relevant, by previous open pit surfaces or underground development wireframes. Internal sub-domains are defined where geological understanding is sufficient.

Due to the geological complexity of the mineralised system, local differences may occur between the location and tonnage of the ore predicted in the resource estimate and the actual material defined by grade control that may lead to short term variability in the ore delivered to the mill from individual deposits.

10.2        Estimation and modelling techniques

All resources actively mined at St Ives are estimated by Ordinary Kriging or advanced non-linear estimation techniques such as Uniform Conditioning, Conditional Simulation and Indirect Log-normal change of support. Prior to December 1999, inverse distance estimation was commonly used, but the more appropriate techniques listed above have been recently introduced. Model block sizes are selected on the basis of deposit geology, drillhole spacing and sampling density and kriging estimation quality. Where sample spacing permits, the planned mining method is included as a factor in model block size selection. Recent resource models have used kriging neighbourhood testing to improve the quality of estimates. Deposit specific information is presented in Tables 10.1 and 10.2.

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Table      10.1 St Ives: Deposit Specific Estimation Information

Resource	Search Neighbourhood	Block Sizes	Domains	Estimator
Agamemnon(1)	Based on drill spacing. Orientation based on variogram model and lode orientation.	Based on lode dimensions and sample spacing. Palaeo-channel, Supergene and Fresh: 20x20x5	Domained by geology and by grade continuity.	Ordinary Kriging. Variogram model interpreted based on Gaussian transform as well as raw directional variogram. KE and Z/Z* optimised.

Argo/Apollo

Variable dimensions and orientations based on geological understanding of shoot controls, drill densities and variogram modelling. Main ore surfaces are tested by monitoring regression, negative weights, kriging efficiencies and weight of the mean. Octant search ellipses used.

Block sizes variable by orebody surface, variability of mineralisation and drill densities. Block sizes for the main ore surfaces have been tested for conditional bias and smoothing. Parent cell estimation with multiple cell splitting. Conditional Co-simulation utilises point simulation on a 2.5m x 2.5m mesh. This is averaged into a 10m x 15m SMU block size.

Contains numerous ore surfaces within fresh rock, supergene and palaeo-channel domains. The domains are determined from geological interpretations utilising all available information, and validated with geostatistical analysis.

3D Ordinary Kriging, 2D Ordinary Kriging of accumulation and thickness, 2D conditional co-simulation of thickness and accumulation. Estimation method selected on drill densities, mineralisation style and mining methods, results validated with open pit grade control data.

Bahama	Based on drill spacing and variography.	20×20×2.5 Panels, with 5×5×2.5 SMU for recoverable resource estimates	Domained by lode	Ordinary Kriging of panels. Recoverable reserves estimated by Uniform Conditioning and Log Correction Methods.

Belleisle	Orientation based on shear zone and interpreted internal shoot controls. Dimensions based on drill spacing and variograms.	20×20×10m for underground specific model.	Constrained to low-grade zones (shear envelope) and high-grade zones (HG1 & 2) as defined by geology. Open pit model domained by regolith.	Ordinary Kriging

Diana	Based on drill spacing. Orientation based on variogram model and lode orientation.	Based on lode dimensions and sample spacing, 30x20x5m	Domained by lode.	Ordinary Kriging

Cave Rocks	Based on drill spacing. Orientation based on variogram model and lode orientation. Extensive neighbourhood testing performed.	10×10m in long section and 5m across lodes. Based on orebody geometry, mining method, and sample density.	Domained by individual lodes, incorporating minor regolith supergene mineralisation. Splays domained separately.	Ordinary Kriging

Grinder	Optimised on variogram model and sample density.	20×20×2.5m blocks, permitting 3 splits.	Domained by separate lode structures and by regolith.	Ordinary Kriging

Junction	Orientation based on geological understanding of mineralisation controls. Dimensions based on sample density.	10×10m along strike and down dip, 5m across lode. Parent cell estimation with multiple cell-splitting. Dimensions based on expected mining method, sample spacing, and lode dimensions.	Domains based on individual lodes. Sub-domains within lodes based on dolerite zones and other lithological units.	Ordinary Kriging

Leviathan	Based on lode dimensions , orientation and sample spacing. Extensive neighbourhood testing performed on Flames, Nautilus, Britannia Footwall, Sirius resources.	Variable according to orebody. Defiance has 10×10×2.5m parent cells, Flames has 20×20×10m parent cells, and others have variable cell sizes up to 40×40×10m	Multiple domains within each orebody. Mostly based on lithology or major structures.	Ordinary Kriging

Leviathan UG -Sirius	Based on lode dimensions and orientation as well as sample spacing.	20x20x5m parent cells.	Domained by individual lodes, geology and a background domain.	Directional variogram models generated on individual domains.

Leviathan UG -Conqueror	Based on lode dimensions, orientation and sample spacing. Extensive neighbourhood testing performed and optimisation of search strategy.	10x20x10m parent cells in well drilled area; 40x40x10m in areas of broader spaced drilling	Two ore domains.	Ordinary Kriging

Leviathan UG – East Repulse	Based on lode dimensions and orientation as well as sample spacing. Extensive neighbourhood testing performed.	10x10x5m parent cells based on SMU dimensions.	Domained by individual lodes, geology and a background domain.	Directional variogram models generated on individual domains.

Mars	Based on drill spacing and variogram model. Orientation based on variogram model and lode orientation.	Based on sample spacing and flitch height. 20×20×2.5m.	Domained by lode and by regolith.	Ordinary Kriging.

Minotaur	Based on drill spacing and variogram model. Orientation based on variogram model and lode orientation. Extensive neighbourhood testing performed.	Based on lode dimensions and sample spacing. 10×10×5m. 10×10×2.5m in supergene.	Domained by lode and by regolith.	Ordinary Kriging

NRK/West Revenge	Based on drill spacing and variogram model. Orientation based on variogram model and lode orientation.	NRK - Based on lode dimensions and sample spacing. 10×10×5m. 10×10×2.5m in supergene. West Revenge – Based on sample spacing and flitch height. 20×20×2.5m.	Domained by lode and by regolith.	Ordinary Kriging. West Revenge - KE and Z/Z* optimised.

N31 Open Pit	Based on drill spacing. Orientation based on variogram model and lode orientation.	Based on lode dimensions and sample spacing, 20x20x2.5m	Domained by lode; new wireframes based on 20m spaced sections.	Ordinary Kriging

North Orchin	Tested by monitoring regression, negative weights, and weight of the mean. Variable according to sample density. Orientation based on geology and variogram.	20x20.5m parent cells.	Domained by geology and by grade continuity.	Ordinary Kriging

Thunderer	Orientation based on lode geometry. Dimensions based on sample spacing and variography.	10×20x2.5m	Domained by lode and by regolith.	Ordinary Kriging.

Swiftsure	Optimised on variogram model and sample density.	20×20×2.5m blocks, permitting 3 splits.	Domained by regolith.	Ordinary Kriging

West Intrepide	Based on variogram model and sample density.	10×10×5m blocks in the Indicated, 20×20×5m blocks in Inferred.	Domained by lode and by regolith.	Ordinary Kriging.

(1)           including Agamemnon East and West.

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Table      10.2  St Ives: Deposit Specific Estimation Information

Resource	Sample Types Used in Estimation	Composite Length	Top-cuts
Agamemnon(1)	Mostly RC percussion with some NQ diamond. Includes RC grade control.	2.5m; adjusted to include full ore interval.	Variable per lode. Top-cuts based on statistical analysis by domain. Top-cuts tested against basic statistics, histogram and high grade sample locations.

Argo/Apollo

The sample types are variable depending on location and orebody. Dominant sample types for underground include NQ or HQ diamond. The majority of the open pit data is RC, with lesser NQ diamond core and aircore. Geostatistical analysis of sample types to check for compatibility.

Variable and are based on length of sample size, lode dimensions, mineralisation style, and mining selectivity. Ore surfaces within the open pits are generally composited to 2m. The 2D estimations and simulations composites grade across the entire lode.

Top-cuts vary based on statistical analysis for each geological domain. Analysis includes evaluation of histograms, statistics, and high-grade sample locations/ support.

Bahama	RC percussion, NQ core.	2m for underground specific model; adjusted to include full ore interval	Variable by lode 10-55g/t

Belleisle	NQ surface diamond core, RC percussion, and minor aircore.	2m; adjusted to include full ore interval	No top-cuts applied.

Diana	All available diamond, RC and percussion drillholes.	2.5m; adjusted to include full ore interval	2g/t for Black Flag supergene, 6g/t for Condenser Dolerite supergene, 7g/t for low-grade Main Shear sub-domain and 16g/t Au for high-grade Main Shear sub-domain.

Cave Rocks	Combined RC percussion and surface NQ/HQ diamond.	1m composites; adjusted to include full ore interval	Based on statistical analysis by domain (132 g/t Domain 121).

Grinder	Mostly RC percussion with some NQ/HQ surface diamond.	2.5m	Variable by domain. Top-cuts based on statistical analysis by domain. Tested top-cuts against basic statistics, histogram, and high grade sample locations.

Junction	Dominantly LTK48 underground core. Some NQ and HQ drilled from surface. RC restricted to upper mined portions of N25. N75 has 50% RC intersections.	1m except for N25 orebody (2m). Based on lode dimensions and primary sample size.	Top-cuts based on statistical analysis by domain. Tested top-cuts against basic statistics, histogram, and high grade sample locations.

Leviathan	NQ and HQ surface diamond, RC percussion, and underground diamond	Variable according to orebody. Based on sample size, lode dimensions, and expected mining method.	Variable according to domain. Top-cuts based on statistical analysis by domain. Tested top-cuts against basic statistics, histogram, and high grade sample locations.

Leviathan UG - Sirius	NQ and HQ surface diamond, RC percussion, and underground diamond	2.5m composites, adjusted to include full ore interval (MODE*=1).	No top-cuts were applied. Each domain was thoroughly reviewed using individual histograms.
Leviathan UG – Conqueror	NQ and HQ surface diamond, RC percussion, and underground diamond	5m composites to reflect SMU dimension in vertical ; adjusted to include full ore interval (MODE*=1).	Based on details statistical analysis, histogram and support: 32g/t for 33 surface, none for 32 surface

Leviathan UG – East Repulse	NQ and HQ surface diamond, RC percussion, and underground diamond.	2.5m composites in new area; 2.0m composites in old area, adjusted to include full ore interval).	KSL – 90g/t, U32 – 41g/t, FI0-25, Background – 20g/t – based on individual histograms
Mars	Mostly RC percussion with some NQ diamond.	2.5m; adjusted to include full ore interval	Supergene 100g/t. Lower Supergene 50g/t Fresh HG – 50g/t Fresh MG – 50g/t

Minotaur	Mostly RC, NQ diamond core, RC grade control.	2m; adjusted to include full ore interval.	80, 60, and 30g/t in fresh by lode, 100g/t in supergene. Top-cuts based on statistical analysis by domain. Tested top-cuts against basic statistics, histogram, and high grade sample locations.

NRK/West Revenge/Pluton	Mostly RC, NQ diamond core, RC grade control.	NRK – 2.5m bench composites.West Revenge – 2.5m; adjusted to include full ore interval.	NRK - Variable by lode - 100g/t for main lode. West Revenge – Supergene 65g/t, Fresh 60g/t.

NRK/West Revenge	Mostly RC percussion with some NQ diamond. Includes RC grade control.	NRK - 2m downhole. West Revenge – 2.5m; adjusted to include full ore interval.	NRK - Variable by lode - 100g/t for main lode. West Revenge – Supergene 65g/t, Fresh 60g/t.

N31 Open Pit	All available exploration and grade control RC drillholes.	2.5m; adjusted to include full ore interval	No top cuts applied

North Orchin	Dominantly NQ or HQ diamond for outside the open pit limits. Combined diamond, RC, minor air core and blasthole (including grade control) for open pit portion.	2.5m	Top-cuts based on statistical analysis by domain. Tested top-cuts against basic statistics, histogram, and high grade sample locations. 150g/t top-cut applied for A2.

Thunderer	Mostly RC percussion with some NQ/HQ surface diamond.	2m.	Variable by domain. Top-cuts based on statistical analysis by domain. Tested top-cuts against basic statistics, histogram, and high grade sample locations.

Swiftsure	Mostly RC percussion with some NQ/HQ surface diamond.	2m	Variable by domain. Top-cuts based on statistical analysis by domain. Tested top-cuts against basic statistics, histogram, and high grade sample locations.

West Intrepide	RC Percussion.	2m composites.	No top cuts applied

(1) including Agamemnon East and West.

10.3        Tonnage Factors

Samples are taken regularly by mine geologists to measure densities. On new projects, values from core samples or known densities from similar lithologies may be used. Densities are generally consistent within lithologies and ore types. Density measurements are taken regularly from open pits, both in-situ and from stockpiles. As mining in each pit occurs through the weathering profile, density is highly variable. Samples are generally taken every 20 vertical metres at a grid appropriate to each orebody ensuring representation of all geological units. The density of dry samples is determined at the onsite

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Core Farm by the water displacement method. This process is appropriate for fresh rock through to competent saprolite rock. For oxide and Tertiary sediments, water displacement generally leads to an excessive value. Nuclear moisture density testing of in-situ sediments was compared with water displacement testing of wet samples. The average water displacement estimate of 1.8g/cm3 was significantly higher than the true value of 1.6g/cm3, which is used in all current resource estimates. Testing is ongoing using waxing methods and pulp measurements of the sediment and oxide to validate the values currently obtained.

Additionally, ten to twenty samples, used for estimating moisture, are collected every month from active stockpiles and oven dried at the Silver Lake Laboratory to measure moisture content.

A centralized database captures and stores all moisture and density data. Tonnages for all resource models, production tracking and reconciliation are calculated on dry bulk density. This data is also used to determine wet and dry tonnages of all production, cartage and milling transactions.  Deposit specific information is presented in Table 10.3.

Table      10.3        St Ives: Deposit Specific Density Data

Resource	Sample Types Used in Estimation
Agamemnon(1)	Mostly RC percussion with some NQ diamond. Includes RC grade control.
Argo/Apollo

The sample types are variable depending on location and orebody. Dominant sample types for underground include NQ or HQ diamond. The majority of the open pit data is RC, with lesser NQ diamond core and aircore. Geostatistical analysis of sample types to check for compatibility.

Bahama	RC percussion, NQ core.
Belleisle	NQ surface diamond core, RC percussion, and minor aircore.
Diana	All available diamond, RC and percussion drillholes.
Cave Rocks	Combined RC percussion and surface NQ/HQ diamond.
Grinder	Mostly RC percussion with some NQ/HQ surface diamond.
Junction	Dominantly LTK48 underground core. Some NQ and HQ drilled from surface. RC restricted to upper mined portions of N25. N75 has 50% RC intersections.
Leviathan	NQ and HQ surface diamond, RC percussion, and underground diamond
Leviathan UG - Sirius	NQ and HQ surface diamond, RC percussion, and underground diamond
Leviathan UG – Conqueror	NQ and HQ surface diamond, RC percussion, and underground diamond
Leviathan UG – East Repulse	NQ and HQ surface diamond, RC percussion, and underground diamond.
Mars	Mostly RC percussion with some NQ diamond.
Minotaur	Mostly RC, NQ diamond core, RC grade control.
NRK/West Revenge/Pluton	Mostly RC, NQ diamond core, RC grade control.
NRK/West Revenge	Mostly RC percussion with some NQ diamond. Includes RC grade control.
N31 Open Pit	All available exploration and grade control RC drillholes.
North Orchin	Dominantly NQ or HQ diamond for outside the open pit limits. Combined diamond, RC, minor air core and blasthole (including grade control) for open pit portion.
Thunderer	Mostly RC percussion with some NQ/HQ surface diamond.
Swiftsure	Mostly RC percussion with some NQ/HQ surface diamond.
West Intrepide	RC Percussion.

(1)           including Agamemnon East and West.

10.4        Classification

Resource categories are based on geological complexity, grade variance, drillhole intersection spacing, mining development and geostatistical measures of the estimation quality. Different criteria are applied to individual deposits, but in general Inferred Resource is generally drilled to a spacing of 100m by 100m on continuous structures or 40m by 40m on more complex or poorly understood structures. Indicated Resources are drilled to 80m by 80m in mined structures and at least 40m by 40m in unmined structures. Measured Resources are drilled to at least 20m by 20m and are fully developed along strike or grade control drilled in open pits. The full list of criteria is presented in Table 10.4.

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Table                 10.4  St Ives: Deposit specific classification criteria

Resource	Inferred	Indicated	Measured
Agamemnon(1)	Proximal to Indicated Resource, drill spacing generally 40×40m, but at least 80×80m.	Drill spacing at least 20×20m or 20×40m.	Proximal to mining and grade control drilling.
Argo/Apollo	Proximal to Indicated Resource, drill spacing is 80×80m; for discontinuous minor lodes drill spacing is 40×40m.	Determined from estimation quality, estimation, drill spacing, mining selectivity and geological controls. On major lodes drill spacing at least 40×40m.	In RC grade controlled areas. Fully developed along strike with associated face sampling. Drill spacing is in the order of 20m x 20m.
Bahama	Better than 80×80m	Drill spacing at least 20×20m.	No Measured Resource.
Belleisle	Better than 80×80m	Generally 20×40m	No Measured Resource.
Diana	Poorly informed inventory proximal to Indicated resource, drill spacing at least 40x30m.	Moderately informed resource due to short variogram ranges, with drillhole spacing down to a nominal 20x20m spacing.	No Measured Resource.
Cave Rocks	Better than 80×80m.	Determined by estimation quality, drill spacing and geological controls. Drill spacing is at least 40m×40m at depth, 40m x 20m near surface.	No Measured Resource.
Grinder	Better than 40×40m.	Generally 20m x 40m, critical areas infilled to 20m x 20m RC percussion.	No Measured Resource.
Junction	Down dip of Indicated Resource, drill spacing at least 100×100m.	Immediately down dip of Measured Resource or drill spacing at least 40×40m, generally 20×20m.	Fully developed along strike with associated face sampling. Drill spacing at least 20×20m.
Leviathan	Either does not meet Indicated criteria or areas with inaccurate voids survey	Drill spacing at least 20×20m or proximal to developed areas. Meets estimation quality criteria defined by search neighbourhood testing.	Only in RC grade controlled areas.
Leviathan UG – Sirius	Proximal to Indicated Resource, drill spacing generally 80×80m.	Determined by estimation quality, drill spacing and geological controls. Drillhole spacing is commonly 20x20m, up to 40×40m.	No Measured Resource
Leviathan UG — Conqueror	High geological confidence, varying drill spacing generally better than 80×80m.	Determined by estimation quality, drill spacing and geological controls. Drill spacing is generally at least 40×40m.	No Measured Resource.

Leviathan UG — East Repulse	Proximal to Indicated Resource, drill spacing generally 60×60m to 80x80m.	Determined by estimation quality, drill spacing and geological controls. Drillhole spacing is commonly 20x20m, up to 40×40m.	No Measured Resource.
Mars	Proximal to Indicated Resource, drill spacing generally 40×40m, but at least 80×80m.	Drill spacing at least 20x40m.	Proximal to mining and grade control drilling.
Minotaur	Proximal to Indicated Resource, drill spacing generally 40×40m, but at least 80×80m.	Drill spacing at least 20×20m.	Proximal to mining and grade control drilling.
NRK/West Revenge	Proximal to Indicated Resource, drill spacing generally 40×40m, but at least 80×80m.	Drill spacing at least 20x40m.	Proximal to mining and grade control drilling.
N31 Open Pit	Poorly informed inventory proximal to Indicated resource, drill spacing at least 20x40m.	Drillhole spacing on nominal 20x20m grid with local grade control infill drilling to 10x10mspacing.	No Measured Resource.
North Orchin	80×80m spaced drilling or better proximal to Indicated Resource.	At least 40×40m spaced drilling	Proximal to mining and grade control drilling on 5×10m spacing.
Swiftsure	Drill spacing 40m x 40m	Drill spacing 20m x 20m	No Measured Resource
Thunderer	Proximal to Indicated Resource, drill spacing generally 40×40m, but at least 80×80m.	Drill spacing at least 20×20m in supergene and shallow oxide.	No Measured Resource.
West Intrepide	Drill spacing at least 40×20m	On West Intrepide structure and supergene 40×20m spaced drilling or better.	No Measured Resource

(1)           including Agamemnon East and West.

10.5        Reconciliation

The two main geological reconciliation measures are the comparisons between the Resource and Grade Control and the Reserve and Actual Break. The first comparison measures the appropriateness of the sum of resource definition sample density, assay type and modelling procedures; the second indicates the appropriateness of the reserve factors applied to the resource models.

Production during F2004 was sourced from 16 individual resources.  This included more than 20 differing material combinations, based on grade cut-offs and weathering state.  This material was treated at the St Ives 3.1Mtpa Plant, the St Ives Heap Leach, and by toll treatment at the Jubilee and Hannans South plants. Due to blending to maintain head grade and throughput at the St Ives 3.1Mtpa Plant, reconciliation to actual mill production of individual mines is not practical.

Reconciliation results are summarised in Table 10.5 and compare Mineral Resources, Mineral Reserves and Grade Control.  For reconciliation purposes these terms are defined as:

•                  Resource:  This is the tonnes and grade as estimated from the resource models and used in to generate the reserve. For open pits, the numbers are produced from a model with blocks

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regularized to reflect the bench-height and mining method; for underground, the surveyed voids are used as a ‘cookie cutter’, with allowances made for the variation of lode locations between model and actual mined;

•                  Reserve:  This is the tonnes and grade as estimated from the resource models with dilution and ore loss factors applied. Note that dilution and ore loss factors are not applied to open pit Heap Leach material;

•                  Grade Control Design:  This is the tonnes and grade from the grade control models with planned dilution and ore loss factors applied. The grade control models are constructed in the same way as the resource models, but with a much greater density of data. This figure is the best estimate of the available ore pre-mining; and

•                  Actual Break:  This is considered the best estimate of the tonnes actually mined, based on truck counts and minehead stockpile changes.  The grade is from the grade control models factored to reflect the current mine call factors.

•                  Final Production:  This is the tonnes and grade actually processed. The metal is calculated from the produced metal and estimated gold in tails; the tonnes are calculated from mill weightomer measurements and surveyed ROM stockpile changes.

The comparison between Reserve and Grade Control Design is a measure of the appropriateness of the sum of resource definition drillhole density, sampling, resource estimation and reserve planning. The comparison between Grade Control Design and Actual Break is a measure of the efficiency of the open pit and underground mining processes; and the comparison of the Reserve to Final Production is a measure of the operation’s overall ability to predict production.

In F2004, reconciliation between Resource Models and Grade Control was much better in the underground operations than the open pits.

Table                  10.5  St Ives:  Reconciliation of Resource Model to Grade Control

Source		Tonnes (kt)	Grade (g/t)	Metal (koz)
Open-Pit Total
	Resource	2,913	3.3	310
	Reserve	2,763	3.1	280
	Grade Control Design	3,737	2.5	302
	Actual Break	4,066	2.3	296
Underground
	Resource	1,486	6.2	295
	Reserve	1,517	5.9	289
	Grade Control Design	1,493	5.8	279
	Actual Break	1,690	5.3	288
All Sources
	Resource	4,400	4.3	606
	Reserve	4,280	4.1	569
	Grade Control Design	5,231	3.5	581
	Actual Break	5,756	3.2	585
	Actual Production	5,444	3.3	577

The reconciliation results therefore indicate an estimation error between the reserve (modified resource) to the grade control design of a positive 22% in the ore tonnes and only a 2% positive in the contained metal, thus resulting in a grade reduction of approximately 17%.

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The variance between the Actual production and the grade control design model indicates a further estimation error of a positive 4% in the ore tonnes and a negative 1% in the contained metal, further reducing the grade by 4.5%.

The resultant reconciliation therefore between the estimated tonnage and grade contained in the underlying resource model and the tonnage and grade delivered to the plant is a positive 24% in the ore tonnes and a negative 23% in the grade for approximately a 5% loss in the metal.

In comparison the Mineral Resource and Mineral Reserve statements summarises in Table 10.7, the conversion ratio for the open-pit and underground material indicates only an 8% increase in tonnage and 15% reduction in grade between the resource and reserve.

In general, open pit grade control sampling has higher short range variability than the wider spaced resource data. As a result of this, the degree of selectivity predicted by the resource model is higher than that achievable in mining. In addition, drilling defines major structures but often the minor and splay structures (usually lower grade) are unable to be adequately defined by practical resource definition drill spacing.

Where systematic problems in reconciliation between Resource Model and Grade Control Model are identified, the Resource Models are revised to incorporate new knowledge (grade control information and in pit observations) in an effort to improve reconciliations.

10.6        Mineral Resource and Mineral Reserve Estimates

In terms of the reported Mineral Resources and Mineral Reserves estimates, the following should be noted:

•                  Effective as of 30 June 2004;

•                  details of the key assumptions, parameters and methods used to estimate the Mineral Resources have been provided in Section 7 to Section 10 of this ITR and for Mineral Reserves in Section 11; and

•                  a general discussion of the extent to which the estimates of Mineral Resources and Mineral Reserves may be materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues is discussed in Section 19 of this ITR.

Table 10.7 summarises St Ives’s June 2004 Mineral Resource and Mineral Reserve estimates.  The estimates have been generated by GFL, however audited and where deemed necessary modified by SRK.

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Table                  10.7  St Ives:  Mineral Resource and Mineral Reserve Estimates June 2004

Reserve Classification	(kt)	(g/t)	(kg)	(koz)	Resource Classification	(kt)	(g/t)	(kg)	(koz)
Proved					Measured
UG - PAI(3)	787	5.8	4,536	146	UG - PAI	716	6.6	4,731	152
UG - UPBI(4)					UG - UPBI	85	3.3	280	9
OP – PWDP(1)	999	1.8	1,781	57	OP – PWDP	973	2.1	2,018	65
OP – UPODP(2)					OP – UPODP	267	1.6	420	14
SS - P(5)	7,444	1.1	8,236	265	SS - P	7,444	1.1	8,236	265
SS - UP(6)					SS - UP
Subtotal	9,230	1.6	14,552	468	Subtotal	9,486	1.7	15,684	504
Probable					Indicated
UG - PAI	10,621	5.1	54,345	1,747	UG - PAI	10,036	6.0	60,041	1,930
UG - UPBI					UG - UPBI	2,245	4.6	10,334	332
OP – PWDP	9,588	2.6	24,640	792	OP – PWDP	8,609	3.0	25,806	830
OP – UPODP					OP – UPODP	38,771	1.2	44,928	1,444
Subtotal	20,208	3.9	78,985	2,539	Subtotal	59,661	2.4	141,110	4,537
TOTAL P + P	29,439	3.2	93,537	3,007	TOTAL M + I	69,148	2.3	156,793	5,041
					Inferred
					UG - PAI	2,864	6.1	17,529	564
					UG - UPBI	7,190	5.4	38,825	1,248
					OP – PWDP	687	2.5	1,729	56
					OP – UPODP	17,434	1.4	24,317	782
					Total Inferred	28,175	2.9	82,401	2,649

(1)           PWDP = Planned Within Design Pit – Mineral Resources and Mineral Reserves contained within a fully engineered open pit designed from the final “optimised” Whittle pit.

(2)           UPODP = Unplanned Outside of Design Pit – Mineral Resouces identified in the zone between the design pit surface and the Whittle Pit Shell contianing the total resource inventory above a potentially economic cut-off grade.

(3)           PAI = Planned Above Infrastructure – Mineral Resources and Mineral Reserves accessable from existing infrastructure where no further material capital development is required to access any resource block

(4)           UPBI = Unplanned Below Infrastructure – Mineral Resources accesssable only with significant additional capital development

(5)           P = Planned

(6)           UP = Unplanned

The Mineral Resources included in Table 10.5 that have not been modified to Mineral Reserves are either not currently economic or are the subject of ongoing technical studies to investigate their viability; no value has been ascribed to these resources in the valuations reported in Section 19.

Figure 10.1 highlights the Grade tonnage relationship for the total resources, including Measured, Indicated and Inferred.

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Figure 10.1 St Ives:  Grade Tonnage Curve for the Total Mineral Resource Inventory

Table 10.8 highlights the Mineral Reserves sensitivity to gold price variation.

Table      10.8        St Ives: Mineral Reserve Sensitivity to Gold Price

	Units	-10%	-5%	0	5%	10%
Gold Price	(AUD/oz)	522	551	580	609	638
Ore	(kt)	27,239	28,970	29,439	31,342	31,585
Grade	(g/t)	3.2	3.2	3.2	3.2	3.2
Contained Gold	(koz)	2,819	2,982	3,007	3,158	3,193

10.7        Summary of Mineral Resources and Mineral Reserves

SRK consider that no material shortcomings exist in the underlying resource models in terms of the appropriateness of drilling density, sampling, assaying, geological interpretation, estimation techniques and classification.

Further analysis is, however required to better understand the material variance between the resource model estimate and the grade-control model predictions (and actual production) for the open-pit operations. During F2004, approximately 40% more tonnes were produced from the open-pits than was estimated in the underlying open-pit resource models, although the predicted metal content was within 5%.  This difference is not necessarily due to unplanned dilution, as grade control drilling shows the mineralisation to be more complex and discontinuous than suggested by the wider space drilling, on which the resource estimate is based. The greater complexity, identified as result of the close-spaced drilling data, means that the selectivity predicted in the resource model assumption is lower than achievable in practice.

This issue cannot be addressed by simply applying global correction factors, as the grade and tonnage differences are relative to average mineralisation grade and associated cut-off grade, both of which vary

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from deposit to deposit. Increased geological knowledge and mapping may improve the reconciliation, but individual pits are relatively short-lived and the revision of the resource models to reflect actual production would be neither warranted nor beneficial to aid production in the short-term.

The pit estimates are still correctly classified as Indicated Resources, however this classification is unlikely to be improved upon because of this issue.  SRK do however believe that the projections of grade in the Mineral Reserves for the open-pits may as a result be optimistic.

These same issues are not encountered in the underground operations, where reconciliations between the resource model and production are within acceptable error limits for the resource classification.  The better reconciliation history is due to the closer spaced drilling and geological mapping in the underground operations than in the open-pits.

The primary risk is therefore anticipated grade-tonnage profile projected in the Mineral Reserves derived from the open-pit operations.  Due to the number of contributing sources (six existing pits and 11 future projects) and the complicated nature of reconciliation, SRK has not made any global adjustments to the open-pit Mineral Reserves, but highlights this risk as potentially having an adverse impact on cash flows.  In terms of materiality, the open-pits contribute approximately 30% of the contained gold in the Mineral Reserves.

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11                              MINERAL PROCESSING AND METALLURGICAL TESTWORK

In compliance with Form 43-101F1 Technical Report Item 18 and Item 25b, this section provides detail in terms of:

•                  Metallurgical test work and analytical procedures;

•                  Existing and proposed processing facilities; and

•                  Recoverability, describing all test and operating results relating to the recoverability of the valuable components of the ore processed and methods utilised.

11.1        Current Processing Facilities

11.1.1     St Ives 3.1Mtpa Plant

The St Ives 3.1Mtpa gold plant was designed and constructed in 1987/1988 and fully commissioned in May 1988. The designed process throughput was 3Mtpa with a flow sheet comprising primary crushing, SAG milling (with pebble crushing), ball milling (with two mills in parallel) in a closed loop with cyclones, seven stage Pachuca CIL tanks and finally tailings filtration prior to repulping and pumping the tailings to a specifically constructed tailings impoundment. Elution of loaded carbon was by AARL procedure.

The circuit was unable to process at the design rate and consequently the secondary crushing circuit was introduced and commissioned in August 1989. This allowed a smaller feed size to the milling circuit and accordingly increased the milling throughput. The additional crushing capacity also allowed for a crushed low-grade product to be stockpiled for a future heap leaching processing.

Subsequent improvements to the overall circuit between 1993 and 2003 include:

•                  the addition of three extra leach tanks ahead of the CIL tanks (1993);

•                  tailings thickening circuits replaced the three horizontal belt filters for improved tailings density control prior to disposal (1993);

•                  the addition of a new gravity circuit (1994); and

•                  the gravity circuit was further improved (during 2002 and 2003) with the introduction of in-line pressure jigging and concentrate spinning, prior to intensive cyanidation, utilising the intense leach reactor cap.

Following these improvements the plant now operates at its design capacity of 3.1Mtpa.

Closure of the SIG 3.1Mtpa Plant is expected to take place between December and February 2005, following the commissioning of the new gold plant anticipated in December 2004. On closure the plant will be thoroughly cleaned and dismantled to recover any gold entrained prior to being offered for sale.

11.1.2     HL Facility

Heap leaching was investigated at St Ives in the early 1980s as low-grade ore sources from open pit mining increased. The use of a low cost heap leach facility to maximise the economic recovery of gold from low-grade material excavated from the pits, previously stockpiled, was needed. Commencing in 1999, a 2Mtpa capacity heap leach facility was designed and constructed during 2000 with the first gold recovered in December of that year.

The HL Facility comprises three-stage crushing, conveying and stacking (Figure 11.1) of ore onto

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prepared ore pads. The crushed ore is stacked in cells 300m long, 64m wide and 10m high.

Figure 11.1 St Ives: Heap Leach Three-stage Crushing System

The name plate capacity of the crusher system is 2Mtpa at P80 passing 10mm. However, when operating at P80 passing 15mm, the systems capacity is projected to increase to 2.6Mtpa. This is the current target for FY2005.

The pads are of conventional construction, with an HDPE impervious liner overlain by geotextile and a cushion layer followed by a drainage layer and the stacked ore (Figure 11.2). The liner is place onto the subsoil which is saprolitic.

Figure 11.2 St Ives: Heap Leach Construction

(1)          Note the ore on the pad is stated in the figure as 100% less than 25mm where as crushing is to 80% passing 15mm (P80).

The irrigation is entirely by dripper tubes 20mm in diameter and spaced at 1m by 0.6m across the heap. Cyanide bearing solutions which are barren leach solution and intermediate leach solutions are applied

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at approximately 10 l/hr/m2.

Total solution capture, including storm water ingress, is practised. The recovered pregnant liquor from the leach pads is fed to a six stage mechanically agitated carbon contactor (Figure 11.3). Each contactor contains approximately 2t of activated carbon. Elution of the loaded carbon is by pressure Zadra technology.

Gold deposited on wire-wool cathodes is transferred to the main plant for refining on a routine basis by Brinks security.

Figure    11.3 St Ives: Heap Leach Recovery Process

The crushing and heap stacking operations are contracted to HWE.

The labour plan comprises a 3 panel roster of 4 operators per shift managing the crusher and stacking plant equating to an 18 man workforce excluding maintenance contractors. Adsorption employs 5 operators on a weekly roster, with half day coverage. Managing this labour compliment is the Heap Leach Superintendent. The adsorption plant is unmanned on night shift.

General maintenance is provided by the Gold Plant maintenance crew.

11.1.3     Toll Treatment

Between 1996 and 2004, ore has been transported to several mills for toll treatment. The major recipient of St Ives ore has been the New Celebration Mill located some 20km from SIG 3.1Mtpa Plant; however campaigns of toll treatment have also been completed at Hannans South and Jubilee facilities.

The average recovery based on allocated gold and sampled feed grade was 92.9% over the period.

With the commencement of the new gold plant at St Ives there is no further requirement for toll treatment, irrespective of the fact that the toll plants are no longer available (or economic). The new plant offers a significant saving in unit processing cost compared to the high cost of this short-term toll treatment arrangement.

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11.2        New Processing Facilities

Construction of the Lefroy 4.5Mtpa (as designed) facilities at St Ives commenced November 2003. It is anticipated that cold commissioning of the plant will commence during December 2004 and continue through January 2005, progressing to steady state operations from February 2005.

The new facility is located approximately 9km to the NW of the existing plant and is adjacent to the heap leach facility. This site location offers the potential to lower the mine haulage costs and it is hoped that 50% of the ore to the mill will be direct tipped into the primary crusher, thereby reducing the current rehandling costs.

The metallurgical process routes selected for the new facility reflect the existing SIG 3.1Mtpa Plant, incorporating knowledge gained with respect to ore mineralogy and the improvements in the equipment and technology made since the existing plant was commissioned in 1988.

The proposed metallurgical flow sheet (Figure 11.4) comprises comminution by a primary gyratory crusher and single stage variable speed SAG mill with pebble crushing. Classification is by hydrocyclone with the overflow progressing to leaching. The cyclone underflow will be split into three streams, one returning to the mill circuit and two being submitted to gravity separation.

The first gravity stream will be pressure jigged after drum magnetic separation and the concentrate processed by a concentrate spinner. The tailings from the spinner will be reground to approximately 38µm in a tower-mill before recycling to the milling circuit. The concentrate from the spinner will be subjected to intensive cyanidation in the In-Line Reactor (“ILR”).

The second gravity stream will be submitted to centrifugal separation, after magnetic separation, in Falcon concentrators. The concentrate from the Falcon units will go to the ILR and the tailings will be recycled. Solutions from the ILR will be pumped to the gold room for gold recovery.

Leaching of the cyclone overflow will be in five sequential leach tanks and gold recovery will be in six sequential pumpcell CIP tanks. Loaded carbon will be recovered by AARL split elution technology.

Tailings from the CIP section will be thickened in a 40m high-rate thickener prior to being pumped to impoundment in the newly commissioned tailings facility TSF 3.

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Figure 11.4 St Ives: Lefroy 4.5Mtpa Gold Plant

The plant capacity is driven by the availability and capability of the installed 36’ by 18’ SAG mill to process the ore with variable hardness and characteristics. The installed power of 13MW is considered by SRK to be adequate for the designed grind P80 of 125µm and the availability projections of the variable speed drive should allow flexibility in the plant throughput, adequate to maintain the design production levels on an average basis.

Plant recovery for the gravity circuit is designed at 30% which is higher than the recovery achieved by the current plant.

Overall plant recovery as used for design purposes was estimated to be 94% with leach recovery at 91.4%. With the knowledge gained from treating the anticipated cocktail of ores in the existing SIG 3.1Mtpa plant these recoveries were considered conservative by St Ives and a gold recovery of 96% is projected for the next three years.

With a plant throughput of 5Mtpa, the resulting grind will relatively coarser than the feed to the current treatment circuit. A projected 96% recovery is therefore considered by SRK to be overly optimistic and as a recovery of between 94% and 95%, is probably more realistic.

11.3                        Metallurgical Test Work

A metallurgical test programme has been completed as part of the Lefroy 4.5Mtpa Gold Plant feasibility study which included:

•             SG testing of anticipated future ores;

•             Viscosity testing of ores to finalise blending requirements;

•             Gravity testing and pilot equipment trials;

•             Oxygen demand tests to identify problem ores and provide design criteria;

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•             Fine grinding tests to provide design criteria for the sulphide gravity concentrate regrinding; and

•             Settling tests on various slurries for thickener design.

Additionally, tests were completed to generate data for possible future cyanide destruction by the INCO process, and flotation tests were undertaken to demonstrate viable alternatives for gravity separation of gold locked in sulphides.

St Ives’ ores have been, and still are, free milling with both coarse and fine grained gravity recoverable gold. The ores generally have abrasion indices in the range 0.117 to 0.574. In addition, the JKMRC breakage function tests provided confirmatory data that the ores were of medium hardness, with the A*b values averaging 38 (values <30 are considered hard ores).

Work Indices for the ores indicate medium hardness with the Bwi Rod ranging between 15.4kWh/t and 24.1kWh/t and the Bwi ball between 12.7kWh/t and 17.6kWh/t. The weighted average of the ore types to be processed in the first three-years of operation of the new facility was used for the comminution design criteria.

The three ore types that will be processed from existing and planned mining operations comprise:

•            Lake Sediments Ore: Lake sediments and clay ores have historically a high proportion of gravity recoverable gold and also demonstrate high viscosity slurries;

•            Oxide and Transitional Ore: Oxide and transitional materials have similar recovery characteristics of the lake sediments, but without the viscosity effects.

•             Fresh Ores: The fresh ores have historically achieved good mineral liberation at a P80 of 135µm with gold recoveries of between 92% and 95%. Test work shows that gold dissolution increased with fineness of grind with a 3% extraction increase between P80 of 125µm an P80 of 75µm.

Gold particles in fresh rock exist as free locked blebs in grain boundaries or as fine gold in pyrite, marcasite or pyrhhotite. There is some evidence of minor gold occurrence as telluride and bismuth alloys and also some arsenopyrite, but historically these occurrences have been negligible. All these mineral forms are known to cause difficulties in conventional cyanidation circuits and more intense cyanide levels are usually necessary for equivalent dissolution.

SRK considers that an appropriate level of metallurgical test work has been conducted to support both the design of the new plant and the metallurgical parameters used for Mineral Reserves modification and reporting.

11.4        Sampling, Analysis, Gold Accounting and Security

Sampling for metallurgical accounting purposes in the existing plant is provided by hand cut samples on a two-hourly basis. These comprise a belt cut for moisture, cyclone overflow and tailings. Gold from gravity sources is reliant on solution head grade and flow rate calculation.

The mass of ore to the mill is determined from the belt weightometer reading; which is the only arbiter for the reconciliation purposes. In some operations the leach feed and tailings are equipped with flow and density meters to provide a separate method of calculating the mass flow of dry solids as a comparison with weightometers, however this is not currently practiced at St Ives. For the Lefroy 4.5Mtpa Gold Plant however, tailings mass flow will be monitored after thickening.

To complete monthly reconciliations of gold it will be necessary to conduct a “gold in circuit” inventory to facilitate back calculation of the mill feed head-grade.

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The sampling and analysis routine of the new facility is basically the same as the existing plant with the addition of automatic samplers at the head of the leach circuit and the tailing from the CIP tankage. The automatic sampling stations comprise primary and secondary cutting of the pulp streams to provide suitable sized samples. Sampling frequency can be varied remotely.

SRK considers that adequate attention is generally given to sampling, sample preparation and metal accounting.

Operators feed the ore into the plant according to a blend sheet recipe of loader buckets. The blend sheet is prepared to provide an optimal mill head feed requirement.

Ore is drawn from separate discrete stockpiles on the RoM pad by front-end loader. The loader is equipped with a weightometer, and the operator records the bucket load mass on a type basis, thus providing a mass ratio of ore types for accounting/reconciliation purposes. At month end, the RoM stockpiles are surveyed and reconciliation made between the mill figures and the mine underground and open pit sources in conjunction with the haulage contractors claimed tonnes and assays.

Gold room security of the 3.1Mtpa plant is typical of gold operations in the region. Access to the gold room is by Dallas-tag and combination pad; and relies on two person entry. CCTV and recording of the gold room working areas and strong room is monitored to the plant security gate.

All major Bullion transfer is by external security, as is the transfer of wire-wool cathodes from the heap leach plant. The new facility will also incorporate an additional layer of fencing to access the gold room which will further improve security and control of access.

Security facilities and procedures at the two process plants are considered by SRK to be well directed at attempting to minimise the risk of theft. Notwithstanding the above comment, all forward projections are based on historically achieved Mine Call Factors which will ultimately include any historical gold loss through theft. With the security in place, this situation is not deemed to deteriorate and as such the projections are considered valid.

11.5        Plant Performance and Operating Costs

11.5.1     St Ives 3.1Mtpa Plant

Table 11.1 shows the current unit operating costs and the highlights the benefit of the new plant in terms of unit cost reductions

Table      11.1        St Ives: 3.1Mtpa Plant – Historical and Planned Performance

PROCESSING	Units	2002 12mth Act	2003 12mth Act	2004 6mth Act
Total Processing
Total Milled	(t)	1,598,659	3,194,175	1,497,455
Average Feed Grade	(g/t)	4.7	4.4	4.3
Gold Content	(oz)	239,521	454,727	209,195
Recovery	(%)	92.6%	95.9%	93.8%
Gold Recovered	(oz)	221,804	435,968	196,141
DPC	(USD)	11,873,179	28,084,580	15,988,754
Unit cost	(USD/t)	7.43	8.79	10.68
Capital Development	(USD)	2,765,915	284,205	735,154
Capital Works	(USD)	1,368,718	2,183,328	710,483
Capital Costs	(USD)	4,134,633	2,467,534	1,445,637
TOTAL COSTS	(USD)	16,007,812	30,552,114	17,434,392

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During the period of commissioning of the new Lefroy 4.5Mtpa Gold Plant, the existing St Ives 3.1Mtpa Plant will be kept operational. It is anticipated, however that beyond February 2005, this plant will be closed.

11.5.2              Lefroy 4.5Mtpa Gold Plant

The design facilitates easy maintenance of the process equipment and ensures that the plant housekeeping should be of the highest order.

Operating costs are predicted in the feasibility study at USD6.2/t for the first five-years of operation for a throughput of 4.5Mtpa. The operating costs have been compiled from a variety of sources including first principle estimates, test work, supplier quotations and a combination of St Ives data and JR database of similar operations. Given the relatively low reagent usage historically and accounting for the high unit cost of power at USD0.08/kWh, these costs should be achievable and fall within the range of costs for similar sized and even larger capacity operations.

Recent studies have indicated that a slightly coarser grind an additional 0.5Mtpa can be processed through the Lefroy mill. SRK considers that the planned throughput of 5Mtpa, which is 11% higher than the feasibility study, is achievable. The only constraint may be the ability to mill the plant feed to the required grind size (P80 125mm) to meet the anticipated 96% recovery. SRK considers that the mill will be able to treat the required throughput based on the design criteria. Should the ore hardness characteristics move above the design level, the grind will not be achieved and the recovery may drop-off. This will necessitate the choice between reducing throughput and accepting a lower gold recovery, not an uncommon dilemma, which usually tends to the latter.

The unit operating cost at 5Mtpa is budgeted at USD6.03/t which is USD0.17/t (3%) lower than the unit cost stated in the feasibility study at a 4.5Mtpa throughput, this lower unit cost should, however be achieved at the increased throughput. If the capacity is not achieved at 5Mtpa, then the unit cost will rise accordingly. The fixed/variable ratio is in the order of 35/65 and this ratio can be used to project the impact on unit cost on a lower throughput if the continued exploration does not realise additional resources beyond 2007.

11.5.3     Heap Leach Facility

Table 11.2 summarises the historical and planned operating performance of the HL Facility. The SBP projects a throughput of 2.6Mtpa for the LoM Period.

Table      11.2        St Ives: HL – Historical and Planned Performance

PROCESSING	Units	2002 12mth Act	2003 12mth Act	2004 6mth Act
Total Milled	(t)	1,019,755	2,430,865	1,063,115
Average Feed Grade	(g/t)	1.2	1.0	1.0
Gold Content	(oz)	38,479	76,336	33,227
Recovery	(%)	67.1%	57.8%	60.3%
Gold Recovered	(oz)	25,806	44,090	20,021
DPC	(USD)	2,945,322	8,449,219	4,122,322
Unit cost	(USD/t)	2.89	3.48	3.88
Capital Development	(USD)	1,627,413	-14,755	2,697
Capital Works	(USD)	17,368	77,351	39,732
Capital Costs	(USD)	1,644,781	62,596	42,429
TOTAL COSTS	(USD)	4,590,103	8,511,815	4,164,751

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Table 11.2 shows the current unit costs, the LoM average cost reduces to USD3.71/t at an increased throughput of the facility from 2.4Mtpa in 2003 to 2.6Mtpa by 2006. For the current financial year a small capital expenditure of USD105k is to be utilised on minor projects for improvement of the facility.

Operational difficulties include the percolation of oxide materials which are being investigated and agglomeration techniques are being considered to improve the situation. The usual problems of scaling and salinity are being experienced and remedies/controls are constantly scrutinised.

With the introduction of the new 4.5Mtpa mill the cut-off grade for the HL Facility will fall to below 1g/t and as such methods of lowering costs are being actively pursued. The plant metallurgical personnel are currently looking strategically about the future of Heap Leach with the expansion of plant a major consideration.

Generally the HL CIP plant is considered to be in good condition both mechanically and structurally and, subject to adequate ongoing planned maintenance, should meet the LoM requirements

11.5.4     Toll Treatment

Toll treatment stopped in June 2004 therefore is not required for future operations and does not feature in the LoM plan commencing July 2004.

11.5.5     Plant Closure and Clean-up

The existing 3.1Mtpa plant is expected to close in February 2005 and the plant will be cleaned thoroughly before dismantling and sale. It is estimated that there are 8.5kozs of recoverable gold within the plant post closure.

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12                              TAILINGS DEPOSITION

Plant tailing was initially impounded in a 64 hectare facility TCF1 however this now decommissioned and the subject of environmental rehabilitation.

The second facility TCF 2 adjacent to TCF1 is currently in use however will only be used as an emergency facility beyond 2004.

A new dam, TCF3 is now being commissioned and uses a central decantation with ring main slurry distribution in line with the existing facilities. All water is reclaimed from the dams and returned to the process plant.

The possibility of using a worked out open-pit as an alternative facility for future tailings disposal is being investigated which will reduce the tailings disposal cost as the depleted pit is located closer to the new Lefroy Plant than the current facility.

SRK considers there to be no material deficiencies with the existing facilities which are adequate to contain the stated Reserves with additional capital expenditure provisioned to construct new lifts on TCF3.

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13                              MINING

In compliance with Form 43-101F1 Technical Report Item 25a, this section provides detail in terms of:

•            Mining operations and assumptions concerning modification from Mineral Resources to Mineral Reserves; and

•             Mine planning and technical-economic projections into the LoM Plan.

13.1        Mineral Reserves

Table 13.1 summarises the available Mineral Reserves depleted in the LoM Plan and valuation model.

Table           13.1    St Ives:              Mineral Reserves Depleted in LoM Plan

	Status	Tonnes (kt)	Grade (g/t)	Gold (koz)	Contribution(1) (% oz)	Contribution(2) (% oz)
Existing Operations
Open-pit
Mars-op - PWDP	Feas/Ongoing	3,392	2.8	302	80%	10%
Pluton-op - PWDP	Feas/Ongoing	898	1.7	50	13%	2%
West Revenge - PWDP	Feas/Ongoing	321	2.4	25	7%	1%
Subtotal Open-pits		4,611	2.5	376	100%	13%
Underground
Argo-ug - PAI	Feas/Ongoing	4,415	5.9	839	72%	28%
East Repulse-ug - PAI	Feas/Ongoing	1,311	5.6	237	20%	8%
Junction-ug - PAI	Feas/Ongoing	178	7.7	44	4%	1%
Sirius-ug - PAI	Feas/Ongoing	262	5.2	44	4%	1%
Subtotal Underground		6,165	5.9	1,164	100%	39%
Surface Sources
Leviathan-ss		1,760	0.9	52	40%	2%
Intrepide		1,448	1.0	46	35%	2%
Minotaur		506	1.1	19	14%	1%
Orchin-ss		185	0.9	6	4%	0%
Revenge-ss		181	1.3	8	6%	0%
Temeraire		37	1.0	1	1%	0%
Subtotal Surface Sources		4,116	1.0	131	100%	4%
Total Existing Operations		14,892	3.5	1,672		56%
Future Projects
Open-pits
Thunderer - PWDP	Feas	1,566	2.7	138	29%	5%
Bahama - PWDP	Feas	1,315	2.2	93	20%	3%
Agamemnon South - PWDP	Pre Feas	785	1.9	47	10%	2%
Swiftsure - PWDP	Pre Feas	217	5.7	39	8%	1%
Office - PWDP	Feas	418	2.3	32	7%	1%
Agamemnon West - PWDP	Feas	406	2.4	31	7%	1%
Agamemnon East - PWDP	Feas	391	2.2	28	6%	1%
Apollo - PWDP	Pre Feas	304	2.4	24	5%	1%
Leviathan-op - PWDP	Pre Feas	285	2.0	18	4%	1%
Neptune - PWDP	Pre Feas	150	2.6	13	3%	0%
NRK-op - PWDP	Pre Feas	137	2.6	11	2%	0%
Subtotal Open-pits		5,975	2.5	473	100%	16%
Underground
Belleisle - PAI	Pre Feas	1,585	4.6	233	32%	8%
Cave Rocks - PAI	Pre Feas	1,667	4.1	219	30%	7%
Conqueror - PAI	Pre Feas	1,581	4.3	217	30%	7%
Orchin-ug - PAI	Pre Feas	410	4.5	60	8%	2%
Subtotal Underground		5,243	4.3	729	100%	24%

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	Status	Tonnes (kt)	Grade (g/t)	Gold (koz)	Contribution(1) (% oz)	Contribution(2) (% oz)
Surface Sources
Mars-ss		1,036	1.5	49	37%	2%
Agamemnon		972	1.2	39	29%	1%
Santa Ana-ss		606	0.9	18	14%	1%
Redoubtable		253	1.1	9	7%	0%
Pluton-ss		177	1.3	7	5.4%	0%
Argo-ss		165	1.2	6	4.6%	0%
NRK-ss		84	1.2	3	2%	0%
Defiance		14	1.2	1	0%	0%
East Repulse-ss		3	4.3	0	0%	0%
Junction-ss		0	4.4	0	0%	0%
North Victory		13	1.2	1	0%	0%
Sirius-ss		5	4.1	1	0%	0%
Subtotal Surface Sources		3,329	1.2	133	100%	4%
Total Future Projects		14,547	2.9	1,335		44%
TOTAL MINERAL RESERVES		29,439	3.2	3,007		100%

(1)           Contribution to each subtotal.

(2)           Contribution to total Mineral Reserves

As reported in Table 13.1 some 68% of the total Mineral Reserve ounces are sourced from one existing open-pit (Mars OP), two existing underground operations (Argo UG and East Repulse UG) and three future underground projects (Belleisle UG, Cave Rocks UG and Conqueror UG). The remaining ounces are sourced from a combination of small existing operations (2 open-pits, 2 underground operations and 6 surface sources) collectively contributing approximately 10% of the total Mineral Reserve ounces and future operations (11 open-pits, 1 underground operation and 12 surface sources) collectively contributing approximately 22% of the total Mineral Reserve ounces.

13.2        Competence and Responsibility

Table 13.2 details the Qualified Persons responsible for the mine planning and production at St Ives.

Table                  13.2        St Ives: Mining Disciplines - Qualified Persons

Discipline	QP	Qualifications	Experience	Professional Body
St Ives
Open-pit Production	Ian Copeland	B Sc (Geology)	23 years	AusIMM
Open-pit Planning	Max Shepherd	B E (Mining)	15 years	n.a.
Underground Production	Mark Morcombe	B E (Mining)
Underground Planning	Atisch Kumar	B E (Mining)
Mineral Reserves
SRK
Open-pit Mining	Mike Warren	B Sc (Mining), MBA	30 years	AusIMM
Underground Mining	Thomas Schrimpf	Dip. Ing.	19 years	AusIMM
Mineral Reserves	Mike Warren	B Sc (Mining), MBA	30 years	AusIMM

In terms of the mine planning, mining, geotechnical and ventilation engineering disciplines the representatives listed in Table 13.2 take responsibility for the reporting of the economically mineable material derived from Measured and/or Indicated Mineral Resources and compliantly modified to Mineral Reserves. They have assessed the level of geoscientific confidence in the estimation and classified these estimates into the appropriate Mineral Reserve classification categories (Proved/Probable).

In addition to the reported Mineral Reserves, these representatives take responsibility in their professional capacity for the inclusion of Mineral Resources, not yet modified to Mineral Reserves, in

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the LoM plan. The contribution of this material and associated impact on the underlying valuation is described within this section, and further detailed in the LoM valuation summaries in Section 14.

13.3                        Open Pits

13.3.1              Salient Features

Figure 4.2 shows the location of the open-pits in relation to the current and new processing facilities and heap leach pads. The existing processing plant is shown as the St Ives Gold Plant. The new mill is shown as the Lefroy Mill.

Table 13.3 summarises the salient operating features of the current and planned open-pit operations, Table 13.4 summarises the current open-pit mining equipment and Table 13.5 summarises the drill and blasting design parameters.

Table      13.3        St Ives OP: Salient Features

Open-pit	Description
General

The open-pits are managed by St Ives staff; however all of the operational functions are outsourced to selected contractors. The current mining contractor is Leighton Contractors (“Leighton”). Transport of ore to the processing facilities and maintenance of the haul roads is contracted to Bulkhaul Pty Ltd (“Bulkhaul”). Drilling and blasting is contracted to Ausdrill. All of the above contractors are considered by SRK to be well established and experienced.

St Ives have formed an “alliance” with Leighton, such that the two companies cooperate to achieve the most efficient mining schedule and cost. Leighton provides the required equipment and trained operators and is paid an hourly rate for their services and equipment. St Ives provide pit designs, mining schedules, survey, environmental compliance and geotechnical information. The term of the Leighton contract is from January 2004 to February 2006.

Bulkhaul provide front-end-loaders and five “roadtrain” trucks (each composed of 1 x Kenworth prime mover and 3 x 25 tonne capacity trailers), plus sufficient ancillary equipment to maintain the haul roads. Bulkhaul load, transport and unload the ore from the top of pit stockpiles to the RoM stockpiles at either the existing processing plant or the heap leach plant. The contract specifies tonnages, haul distances and costs from each pit to either processing destination. Upon commissioning of the new processing plant, Bulkhaul will deliver ore from pit rim stockpiles to the new plant ROM stockpile. The term of the Bulkhaul contract is from January 2003 to February 2006.

Ausdrill have provided a range of drill rigs under contract to St Ives including exploration, blast-hole and grade control drills. Ausdrill also provide contract services for blasting, including “down the hole” explosive delivery. The term of the unsigned draft Ausdrill contract is for two years.

The major equipment provided by Leighton, Bulkhaul and Ausdrill is listed in Table 13.4. None of the listed equipment is owned by St Ives.

Mars OP

Designed depth: 145m. Current depth: 90m (1)

Distance to Waste backfill in Minotaur pit: 1,000m flat haul from pit rim.

Distance to current ROM pad: 14.0km

Distance to new mill ROM pad: 5,970m including 770m at 1 in 8 grade and 400m at 1 in 10 gradient.

Ore haul to pit rim stockpile: 1,680m including 770m at 1 in 8 gradient.

Assumed water make: 80 litres per sec. Sumps and pumps established.

Pluton OP

Designed depth: 60m. Current depth: 40m.

Distance to Waste dump: 3,390m, including 50m at 1 in 8 grade and 350m at 1 in 10 gradient.

Distance to current ROM pad: 14.0km

Distance to new mill ROM pad: 3.8km including 480 at 1 in 8 gradient and 400m at 1 in 10 gradient.

Ore haul to pit rim stockpile: 1,880m, including 100m at 1 in 8 gradient.

Assumed water make: not specified. Sufficient pumps assumed available.

West Revenge OP

Designed depth: Final design not completed. Current depth: 10m

Distance to Waste Dump: 1,360m, including 130m at 1 in 8 gradient.

Distance to current ROM pad: 14.0km

Distance to new mill ROM pad: 3.4km including 400m at 1 in 10 gradient.

Ore haul to pit rim stockpile: 130m at 1 in 8 gradient.

Assumed water make: not specified. Sufficient pumps assumed available.

West Agamemnon OP

Designed depth: 15m. Current depth: 10m.

Distance to Waste Dump: 900m, including 140m at 1 in 8 gradient.

Distance to current ROM pad: 14.0km

Distance to new mill ROM pad: 4,700m, including 190m at 1 in 8 gradient.

Ore haul to pit rim stockpile: 590m, including 140m at 1 in 8 gradient.

Assumed water make: not specified. Sufficient pumps assumed available.

(1)           All depths quoted are in metres below the surface

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Table      13.4        St Ives OP: Contractors Mining Equipment

Major Equipment – Leighton(1)	Bucket/tray size (m3)	Number in fleet
Face Shovel - O&K RH120	15	1
Excavator - O&K RH120	13	2
Excavator - Komatsu PC1600	7	1
Excavator - Hitachi EX1200	6.5	1
Trucks - Caterpillar 785C	51	13

Major Equipment - Bulkhaul	Bucket/tray size (m3)	Number in fleet
Front-end-loaders - Caterpillar 988	6.4	3
Front-end-loaders - Caterpillar 966	3.8	1
Front-end-loaders - Caterpillar 990	8.6	1
Front-end-loaders - Caterpillar 980	5.4	1
Prime Movers - Kenworth	n.a.	5
Trailers/Dolly’s	25 tonne	15

Major Equipment - Ausdrill	Hole Diameter	Number in fleet
Tamrock - CHA1100	102mm	4
Tamrock - Panterra 1500(2)	127mm	1
Atlas Copco L7(2)	127mm	1

(1)           The baseline equipment availability stated in the contract is 85%.

(2)           On trial. The selected drill rig will be added to the fleet

Table 13.5             St Ives OP: Drill and Blast Parameters

Parameter	Burden , Spacing , Depth
Hole diameter - 102mm	3.5m x 3.8m x 5m depth
Hole diameter - 127mm	4.3m x 4.9m x 5m depth
Hole diameter - 127mm	4.5m x 5.2m x 10m depth
Most blast holes require a PVC liner to keep the hole open and most holes have some water inflow.
Explosive used	70% emulsion / 30% ANFO prill @ 1.15 density
Powder Factor	Usual range: 0.45kg/t to 0.55kg/t. Maximum: 0.62kg/t

Material type	Percent expected to be blasted
Sedimentary	Zero
Oxide	20%
Transitional	50%
Fresh	100%
Current weighted average	40% of material is blasted, i.e., 60% is free dig.

Explosives are currently purchased by St Ives from Orica Explosives who provide a “down-the-hole” placement service. St Ives is in the process of tendering for the future supply of its explosives requirements from a number of explosive suppliers. Ausdrill install initiation systems and detonate the blast patterns.

13.3.2     Historical Performance and Reconciliation

Production: Table 13.6 summarises the historical key performance indicators (“KPIs”) for the open-pits to June 2004.

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Table      13.6        St Ives OP: Historical and Projected Production

MINING	Units	2002 6mth Act	2003 12mth Act	2004 6mth Act
Open Pits(1)
Pre-Strip	(bcm)	2,655,484	3,285,307	2,447,771
Internal Waste	(bcm)	2,404,935	5,111,906	1,981,458
Total Waste	(bcm)	5,060,419	8,397,213	4,429,229
Ore	(bcm)	943,426	1,874,362	697,129
Total Moved	(bcm)	6,003,845	10,271,575	5,126,358
SR	(w:o)	5.4	4.5	6.4
Ore Density	(t/m3)	2.34	2.47	2.64
HG Ore Ex Pit	(t)	1,517,986	2,964,703	969,200
Allocated Grade	(g/t)	3.9	3.4	2.8
Contained Gold	(oz)	192,363	324,311	88,131
LG Ore Ex Pit	(t)	129,265	62,328	59,190
Allocated Grade	(g/t)	1.4	1.6	1.1
Contained Gold	(oz)	5,846	3,205	2,110
HL Ore Ex Pit	(t)	556,974	1,611,314	811,994
Allocated Grade	(g/t)	1.3	1.0	1.0
Contained Gold	(oz)	22,619	50,416	25,609
Ore Ex Pit	(t)	2,204,225	4,638,346	1,840,383
Allocated Grade	(g/t)	3.1	2.5	2.0
Contained Gold	(oz)	220,828	377,933	115,850
Ore to CIL	(t)	1,341,919	2,367,528	691,984
Allocated Grade	(g/t)	4.2	3.6	3.0
Contained Gold	(oz)	180,142	275,998	66,658
Ore to HL	(t)	8,775	801,228	534,874
Allocated Grade	(g/t)	1.1	1.1	1.0
Contained Gold	(oz)	313	28,710	17,965
Ore to Toll	(t)	68,075	481,988	497,340
Allocated Grade	(g/t)	2.8	2.6	2.5
Contained Gold	(oz)	6,049	39,591	40,414
Ore Processed	(t)	1,418,769	3,650,744	1,724,198
Allocated Grade	(g/t)	4.1	2.9	2.3
Contained Gold	(oz)	186,504	344,299	125,036
ER	(AUD:USD)	0.55	0.66	0.74
Direct + Capital Waste Cost	(USDk)	6,853,906	12,244,860	8,873,625
Direct Costs Normalised	(USDk)	6,305,554	16,153,980	8,512,680
Direct Ore Costs	(USDk)	3,863,857.0	8,993,898.9	4,661,156.2
Total Direct Mining Cost	(USDk)	17,023,317	37,392,739	22,047,460
Haulage Cost to Plant	(USDk)	1,164,319	5,361,810	2,469,583
Unit Cost
Direct Waste Cost	(USD/bcm)	2.60	3.38	3.93
Direct Ore Costs	(USD/bcm)	4.10	4.80	6.69
Total Direct Mining Cost	(USD/bcm)	2.84	3.64	4.30

(1)           Comprises Argo,Agamemnon,Minotaur, West Revenge, Temeraire, Mars, Bahama and Pluton.

(2)           2005 comprises only Agamemnon, West Revenge, Mars, Bahama and Pluton.

(3)           Old CIL is due for closure March 2005.

(4)           Pre-September 2004 all tonnage to Toll Treatment, Post January 2004 all poduction to Lefroy Gold Plant.

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Reconciliation: The reconciliation of mine grade to mill grade is conducted on a monthly basis as shown for open-pit, underground and surface source operations in Figure 13.1.

Figure    13.1        St Ives: Grade Reconciliation, to June 2004

The difference between the mined grade and the mill grade is converted to a “mine call factor” (“MCF”) to indicate the deviation from the expected result. The MCF factor for F2002 was 99.7%, for F2003 was 97.7% and for F2004, as shown in Figure 13.1 was 96.3%. The decline in the MCF is being addressed by St Ives by changes to the methods of reconciling grade performance. Where previously a 5% tonnage dilution (at zero-grade) was assumed for all pits, this assumption has now been removed from the procedures. St Ives tracks the actual mining dilution and is looking to improve reconciliation at each pit, however may require additional staff to ensure these targets are implemented.

The grade call factor has been below 100% for Mars and Pluton open pits during 8 months of the year for 2004 and SRK considers this to be indicative of a systematic problem which is being addressed by St Ives. For the Mars open-pit a new resource model that focussed on inclusion of low grade material (between high grade surfaces) has now been modelled, previously excluded. At the time of writing a revised Pluton model was under construction to bring new knowledge to bear from grade control drilling and in pit observations. These steps should improve the reconciliation results.

Operating Costs: Table 13.6 summarises the historical operating expenditure of the open-pit operations and the latest forecast for 2005.

SRK has compared the historical KPIs of the open-pit operations to the projected KPIs in the latest forecast and LoM Plan. Where the production capacity is projected to increase, or where significant improvements of production rates or modifying factors has occurred.  SRK has taken a view and where deemed necessary made appropriate adjustments to the projected factors as generated by St Ives.  In doing this, the reported Mineral Reserves and LoM cash flow projections are inclusive of any adjustments and are deemed technically achievable with an appropriate level of geoscientific confidence relating the Mineral Reserve classification and cash flow projections.

Current Mineral Reserves: Table 13.1 summarises the Mineral Reserves for the open-pit operations; in support of these estimates the following describes how the Mineral Reserves have been estimated in terms of the mining related disciplines.

St Ives surface mining is by conventional drill and blast methods, material is excavated by back-hoe and/or face shovels and hauled by rigid dump trucks. Grade control is generally completed by inclined RC drilling on approximately 5m by 8m centres in plan projection. Production drilling ranges from 3m by 3.5m up to 4m by 5m patterns using 102mm diameter blast holes. Pre-split in hard rock is done on

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10m benches using 89mm drill-holes. The Revenge area projects (Mars, Pluton) include between 10m to 40m of unconsolidated sedimentary overburden. This overburden does not require drill and blast, but often requires between 10% and 20% hard rock to be imported for sheeting to provide equipment trafficability during mining, or dewatering of the sedimentary overburden prior to mining.

•              Block sizes: Model block sizes are selected on the basis of deposit geology, drillhole spacing and sampling density. Recently, the block size has been optimised based on resultant kriging estimation quality. Where sample spacing permits, the planned mining method is included as a factor in model block size selection. For example, at the Mars deposit the block size is 20m x 20m x 2.5m and the pit is planned to be mined using 2.5m “flitches” within each 5m bench.

•              Mining Width: Minimum mining width in relation to the ability to practically extract an ore block is taken into account in the determination of planned dilution. This relates to the capability of the proposed equipment and ore body geometry. Furthermore, in the generation of open-cut design, consideration for accessibility and manoeuvrability requires an allowance of around 30m at the pit floor.

•              Dilution: St Ives report that the actual dilution during 2004 for the three main ore sources ranged between 14% and 19%, as shown in Table 13.7 below. The dilution assumptions used in the 30 June 2004 Reserves statement ranged from between 15% and 20%, depending on the nature of each specific open pit deposit.

Table      13.7        St Ives OP: Dilution and Mining Recovery

Assumptions applied	Dilution	Mining Recovery

Generic Assumption	1.20	0.95

Assumption applied in 30 June 2004 Reserves	1.15 to 1.20	0.9 to 1.0

F2004 Actuals – un-weighted averages for HG ore only

Argo (6 months)	1.19	1.09

Agememnon (9 months)	1.14	1.01

Mars (11 months)	1.14	0.98

•                Mining Recovery: St Ives report that the actual mining recovery during 2004 ranged between 98% and 109%, as shown in Table 13.8. The mining recovery assumptions used in the 30 June 2004 Reserves statement ranged between 90% and 100%, depending on the particular open pit.

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13.3.3 Planning

Key Planning Assumptions:  The Key financial assumptions other than direct mining cost used for project evaluation and Mineral Reserve calculation are provided in Table 13.8

Table          13.8 St Ives OP:  Evaluation Inputs

Description	Rate
Administration and Processing costs	AUD12.80/t
World Gold Council	AUD2.86/oz
State gold tax	2.50%
Gold Price for cut-off-grade calculation and project evaluation	AUD530/oz
Mineral Reserve gold price	AUD580/oz
Mineral Resource gold price	AUD650/oz

The Resource block models are created in Datamine™ mine planning software and the above economic parameters are input to the optimisation software.  St Ives use industry standard mine optimisation software (Whittle Four-X™) to determine the viability of each deposit.  The Lersch-Grossman algorithm in the software creates a series of pit shells upon which a preferred pit design can be based.  St Ives has indicated they usually selected a conservative pit shell.  St Ives have also indicated that the practical pit design can included up to 10% more volume than the original pit shell chosen for the same ore extraction.

Key optimisation considerations include:

•                  Low Grade ore:  St Ives has a heap leach processing facility for the processing of material which is below the CoG for the mill.  Low grade stockpiles are located at each pit rim and hauled by contractor to the heap leach ROM stockpile according to a predetermined schedule;

•                  Pit Rim Stockpiles:  The St Ives Mineral Reserve statement as at 30 June 2004 (see Table 13.1) includes 7.4Mt of stockpiled low grade ore at a grade of 1.1g/t gold.  The larger stockpiles are located at the Leviathan pit (1.760Mt), Intrepide pit (1.448Mt), the Mars pit (1.036Mt) and the Agamemnon pit (0.972Mt).  The low grade stockpiles are planned to be processed either via the heap leach plant or possibly by the new mill if insufficient feed is available from higher grade mined ore;

•                  Pit associated waste dumps:  Each open pit has an associated waste dump which has been approved in the EMP by the relevant environmental authorities.  Waste dumps are designed to minimise the haulage distance from the pit while also providing sufficient working space and clearance from final design limits.  As St Ives have mined a number of pits to date, several of the pit voids are available for waste disposal.  For example, the waste material from the Mars pit is currently being dumped in the Minotaur pit void, with a significant saving in haulage distance.

In general, St Ives practise dictates that an Inferred Resource must be drilled to a spacing of 100m by 100m on continuous structures increasing to 40m by 40m on more complex or poorly understood structures.  Indicated Resource must be drilled to better than 80m by 80m on mined structures and at least 40m by 40m (usually 20m by 40m to 20m by 20m) on un-mined structures.  Measured Resource must be drilled to 20m by 20m (usually 10m by 5m in open-pits) and must be fully developed along strike or grade control drilled in open pits.  Grade control drilling is generally performed by 5m deep inclined reverse circulation (“RC”) holes at 133mm diameter on approximately 5m x 8m centres.

Historically, St Ives report that approximately 70% of Inferred Resources convert to Measured and

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Indicated Resources and about 70% of Measured and Indicated Resources converts to Mineral Reserves.  Therefore, on average, about 50% of all discoveries have previously converted to economic material which can be mined and processed profitably.

SRK considers that this historical conversion ratio can be maintained in the short-term, or even increase with the anticipated lower costs associated with the new mill.  St Ives has identified a number of “future projects”, reported in Table 13.1, which are being explored and/or developed.  St Ives is also continuing with exploration of their extensive tenements.

The LoM Plan therefore includes a portion of Inferred Resources modified at a 50% conversion rate to economic material.  SRK concur with St Ives that to exclude this material from the LoM Plan would be overly conservative.

Figure 13.3 shows the final pit design for the Mars open-pit and other pits in the same area.

Figure 13.3 St Ives:  Shows the Current and Future Open-pits with completed designs

Development and Scheduling:  The mine planning sequence commences with an exploration discovery being sufficiently attractive that it is advanced to a Pre-Feasibility study.  The deposit will then be included in the Strategic Plan and may be included in the list of “Future Projects”, as shown in

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Table 13.1.  Further drilling results and other technical studies may then advance the project to “Feasibility Study” stage, where the planning effort will be directed towards defining the economic viability of the deposit.  Economics and other factors will then be reviewed to place the deposit in the planned mining sequence.  Other deposits are also reviewed in parallel and the order of the mining sequence may be changed to maximise returns to the company.

The number of deposits mined at any time creates planning and scheduling complexities, however is necessary to ensure that the required blend of ore type and head grade is available to sustain optimal processing throughput, recoveries and unit operating costs.

St Ives employ a number of qualified mining engineers to plan, design and schedule the mining of the open pits, based on the data generated by other technical staff and consultants including geologists, hydro-geologists, geotechnical engineers, metallurgists and environmental scientists.  The plans, design and schedules are provided and communicated to the contractors and form the basis of the contract between the two parties.  St Ives plan and execute open-pits to a generally accepted industry standard, although with some scope for changes that will improve the accuracy of short-term planning.

In terms of contained gold, reconciliation between the grade control models and plant production consistently average above 95%, which is certainly within the realms of expected estimation accuracy.  SRK considers that overall there is an appropriate level of geo-scientific confidence in the grade control predictions for medium and long term planning and scheduling.

Geotechnical Engineering and Planning Inputs:  The first mines excavated by St Ives were generally shallow (<200m) and elongate open-pits south of the southern shore of Lake Lefroy.  More recently, open-pits have generally become even shallower and increasingly located with the salt lake deposits.  St Ives have mined 31 open-pits with generally very few slope stability issues.  Only two multi bench failures have occurred in the past 20 years at St Ives.  St Ives accept that they have been conservative in the past and are now considering the use of a combination of semi-deterministic and empirical data to provide more efficient slope designs.

The geotechnical process comprises:

•      Data collection:  All exploration drill-holes produce oriented core which is inspected and logged and allows an extensive geotechnical database to be developed;

•      Materials:  Generally, pit walls in the St Ives area are in strong mafic rock, although occasionally weak ultramafic material or blocky intermediate rockmasses are exposed.  The lake pits excavate several tens of metres of lake sediments before encountering sands and oxidised material generally requiring a flatter batter angle.  For the next two-years, pit production is planned from five lake pits, the deepest of which is Mars, approximately 150m below surface.  The other four pits comprise two shallow pits (approximately 80m below surface) and two very shallow pits (<45m below surface); and

•      Monitoring:  Prism and extensometer monitoring is only used as required.  There are currently 24 prisms monitoring the walls of the Mars open pit.

SRK considers the geotechnical parameters used by St Ives are generally conservative with minimal risk that the open pits will suffer any material or uncontrollable geotechnical failures. In terms of the primary areas of geotechnical risks SRK consider the following:

•      Slope angles:  Collection of empirical performance information under varying slope and ground conditions is underway to improve predictive capabilities.  Pit inspection processes are being

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reviewed to ensure operational ground control management options are identified and utilised effectively should design slope angles become more aggressive;

•      Water management:  Significant scope for improved water management planning has been identified.  This has commenced with a consultant review of paleochannel and fresh rock transmissivity and management options for Mars open pit.  The specialist hydrogeologist staff position has been removed in order to encourage greater integration and ownership of hydrogeological and water management issues within the existing technical and on-site geotechnical positions. The expectation is that, over time, improved understanding and consideration of water management issues will become routine, resulting in tangible economic, and safety and production performance benefits.

Figure 13.4 shows the typical geotechnical design inputs to the planning process of the open-pits at St Ives.

Figure 13.4 St Ives:  Typical Geotechnical Design Inputs

Plant and Equipment:  St Ives does not own the primary mining equipment operated in the open pits, as these are owned by contractors, as shown in Table 13.4.  All three contractors are required to provide sufficient equipment to support the performance of the contract.  The Leighton “Alliance” contract requires each piece of equipment in the mining fleet to have an availability of 85%.  The other two contracts do not specifically state required equipment availabilities, however the contracted service is required to be performed to agreed limits.  In all three contracts, the contractor suffers a penalty if the service level does not reach a preset level.  The increasing depth of the Mars open-pit is being addressed by the addition of two more trucks to the fleet.

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Cut-off Grades:  St Ives use a gold price of AUD580/oz (calculated from USD350/oz and an exchange rate of AUD/USD = 0.603) for Mineral Reserves estimation.  These values are used in the optimisation parameter file which drives the economic cut-off calculations in the Whittle Four-X™ software.

For project evaluation and determination of processing allocation, the gold price assumption is AUD530/oz (calculated from USD400/oz and an exchange rate of AUD/USD = 0.755).

St Ives have a standard spreadsheet for the calculation of CoG, and runs three cases, a non allocated case, a fully allocated case and the optimisation case.  A CoG is calculated for both mill processing and heap leach processing.  For example, at a gold price of AUD530/oz, the fully allocated case calculates a CoG of 1.2g/t for the mill and 1.0g/t for the heap leach.  These CoGs are calculated without including mining costs, as the pit design has already incorporated the optimum pit shell, which is derived from a CoG calculation built into the optimising software.  The calculated CoG therefore optimises the processing route to give the best return and assumes the ore has been mined and hauled to the top of the pit rim.  Therefore depending on the gold grade, the material will be directed to the mill, the heap leach, the low grade stockpiles or the waste dump.

Open-pit grade control drilling is undertaken by dedicated RC drilling machines, drillholes are 133mm in diameter, 5m deep and inclined, commonly drilled at 5m by 8m centres.  Samples are collected for every metre with assay for gold by 40g fire assay with AAS finish.

Grade Control:  A grade control model is used to discriminate between waste and the three ore categories in use at St Ives.  Ore boundaries are marked out in the pit and mined separately from waste, with care taken to minimise mixing of waste and ore.  The dilution recorded for F2004 at between 14% and 19%, as shown in Table 13.9 is higher than SRK would have expected from the open-pits; however when taking cognisance of the large sized equipment shown in Table 13.4 dilution will be higher than would be the case if smaller, more selective mining equipment were utilised.  Smaller equipment would however incur increased cost which would increase the CoG required.

Capacity Constraints:  As shown in Table 13.6, St Ives mined a total of approximately 10Mbcm of material in 2003, which was down the previous twelve-months (6Mbcm in the last six-months of 2002).  The plan for 2005 shows the total mined at 12.2Mbcm, increasing to 13.2Mbcm in 2006, which is the highest volume projected to be moved in the LoM Plan.  SRK considers the plan to be achievable as the contractor proposes commissioning an additional 2 dump trucks to meet the increased demand.  St Ives has completed work cycles for the fleet and SRK consider the level of study appropriate.  One aspect that may assist future scheduling and fleet optimisation for this site would be to purchase truck cycle software such as “Talpac” which would assist the planning department and limit the use of large spreadsheets.

Operating Costs:  Operating cost forecasts are based on current or pending contract rates.  The additional of “day-works”, over and above standard contract rates, generally eventuates in operating costs being higher than the direct contract rate.  Unit cost rose from USD2.84/bcm in 2002 to USD4.5/bcm in the first six-months of 2004 and this trend occurred in all pits.  The average unit rate projected for the LoM is USD3.96/bcm, an improvement on the current unit expenditure due to lower cost (less drill and blast and shallower) pits commencing in the next two-years.  SRK has reviewed the projected LoM operating costs and consider them appropriate and in line with historical achievement and has taken cognisance of future production levels on a fixed and variable basis.  The production over the next two-years is sourced from a number of pits and the combination of deep and shallow pits combined with reduced haulage to the plant supports a slight reduction in unit cost than currently achieved.

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SRK has compared the rates quoted by Leighton to other contract rates for open-pit mining in other areas of Australia and note the rates are reasonably comparable for equipment of similar size working at comparable production levels of between 11Mbcm and 13Mbcm per annum.  SRK therefore considers the forecast mining costs are reasonable for the scale of operation and in line with industry norms.

13.4        Underground Mining

The underground operations at St Ives are characterised by common features, which allow a high-level of standardisation in operating strategy, mine design, stoping methods, mining equipment and utilisation.  The ore bodies are generally shallow, thus allowing the extraction by open pit mines and subsequently by underground mines, which seldom exceed depths of more than 500m (Max. depth at Junction 730m).  All underground mines are effectively extensions of open pit mines, with decline portals in the sidewalls of the open pits.

The portals are located in unweathered ground and the lowest levels of the pit below the portal provide sumps for precipitation water. In general the mines are accessed by a single decline, with raises as return airways and ladder-ways as second means of egress. Standard gradient of the declines are 1 in 7, common decline dimensions are 5.5m wide by 5.8m high with arched backs. In general ore drive dimensions are 5m wide by 5m high with arched backs.

The area has a history of seismic events in mining areas below 500m depth. Support and stoping methods, as well as the extraction sequencing have to take into account the increased risk for seismic events in these deeper areas. Ground support consists in general of 2.4m long galvanised split-sets with 6.5mm by 100mm aperture galvanised weld mesh. The split sets are installed by means of the twin boom development jumbos. In the capital development the split sets are grouted to increase the stiffness. Occasionally fibre reinforced shotcrete is applied, where deemed necessary.

Backfill is applied to achieve high recoveries. The backfill is applied as rockfill, using development waste trucked from the underground loading bays to the stopes and surface stockpiles or a paste fill. There are underground haul trucks with ejector trays for the haulage of backfill material and road base material. A semi-mobile surface batch plant on a semi-trailer prepares paste fill material. Sand and dry tailings from the tailings disposal facilities are mixed in a pug mill with cement (binder content 4% percent by weight) and water to achieve the required consistency. The paste is transported through lined boreholes and horizontal pipes to the stopes. The backfill is gravity fed and there are no positive displacement pumps.

Water inflows are low (maximum 129m3/h) and are handled by staged mono pump mine drainage arrangements. The ground water is highly saline.

The ore bodies are relatively wide and allow the use of large-scale mobile mining equipment. Haulage trucks are directly loaded by the development or production LHDs; there are no ore or waste passes. Road trains are used at some operations to haul from underground, however require additional development for turning efficiency and therefore are only deployed at operations where the tonnage and production life warrant the additional development.

Anfo is used as an explosive in for development. In production, emulsion slurries with adjusted densities are utilised. Currently Orica provides a supply and charge-up service for the production holes.

The mines have very high productivities with a relatively small workforce and short-life of mines. The smaller mines are grouped into one operation with common mine overheads.  There is one underground mining contractor for all underground operations. This arrangement provides flexibility in the sharing

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and allocation of labour and equipment.  The contractor maintains the central mobile equipment workshop. The mines have only shift fitters and electricians for breakdown maintenance. The mobile plant workshop has a workforce of 50 tradespersons and workshop overhead personnel.

All mines have the same shift roster, the miners working two 11.5hour shifts a day and the maintenance crew working only one 12 hour shift.  The roster rotates night-shifts and day-shifts with compulsory days off in between with 7 days on 3 days off then 7 days on followed by 4 days off, working equal day-shifts and night-shifts over the year.

Table 13.9 summarises the salient operating features of the current and planned underground operations.

Table      13.9 St Ives:  Underground Operations – Salient Features

Underground	Description
Argo

Existing operation in ramp up phase with final extraction design to complete; Design price AUD550/oz; final depth 650m below surface with open mineralisation to the depth; ore production commenced in October 2002 with designed depletion period 108mths; Steady-state ore production 650ktpa in 2005 and development 6,000mpa in 2005; access via a decline portal in name open pit (RL180m); Stopes have a 20m strike length and vertical inter level spacing ranges between 22m and 26m; Primary ore extraction method by Avoca; Distance from current RoM pad 1.6km; ore haul from face to RoM pad will be up to 4.5km; water make 43.2m3/h; total labour compliments per shift is 50: 24 operators and maintenance persons and 25 persons in supervision and mine overheads; Production blast pattern of parallel 76mm dia. holes with 2.2m burden and 1.8m to 2.2m spacing, the holes are charged with emulsion slurries, the powder factor ranges from 0.22kg/t to 0.35kg/t, development cuts are in general 3.5m long, blasted on burn cuts, Anfo products are used as explosives; the Avoca stopes are filled with uncemented rockfill sourced from development waste, paste fill Powerclass , 2 x LHDs Elphinstone R2900, 1 x LHDToro 0010, 1 x LHD Toro 1400, 3 x low profile haulage trucks (with ejector tray) Wagner MT 5010 B (45t payload), 1 x longhole production jumbo Tamrock Solomatic 720, 3 x integrated tool carriers Volvo L120, 1 x charge-up vehicle Normet Charmec, 1 x grader Cat 12G, shared with Junction.

Leviathan – Sirius

Existing operation at end of life with final extraction design completed; Design price AUD550/oz; final depth 260m below surface; date commenced December 2002 with planned depletion period 24 months; Peak ore production 670tpa in 2004; Access via a decline, portal in name open pit (RL 236); Stopes are either 100m strike by 60m width and sublevel spacing of 35m or 75m strike by 50m width and sublevel spacing of 50m; Primary ore extraction method open stoping; Haulage Distance from u/g central pass to mill is 7.8km, no RoM pad at mine portal; water make (5.5m3/h); total labour compliments per shift is 66: 38 operators and maintenance persons, 28 persons in supervision and mine overheads; Production blast pattern of blast rings with 102mm dia. holes with 3m burden and 4.5m toe spacing, the holes are charged with emulsion slurries, the powder factor ranges from 0.32kg/t to 0.35kg/t, development cuts are in general 3.5m long, blasted on burn cuts, Anfo products are used as explosives; the open stopes are post filled with development waste for stowage purposes only; Mining equipment: 1x LHDToro 0011, 2 x underground road trains Gulf (85t payload).

Leviathan – East Repulse

Existing operation in ramp up phase with final extraction design to complete; design price AUD555/oz; final depth 320m below surface; mine development commenced in March 2003; Steady state ore production of 720ktpa in year and development 4,400mpa after year; Access point via a decline, portal in name open pit (RL 162); Stope strike length 15m by 15m width and sublevel spacing of 15m to 25m; Primary ore extraction method longhole open stoping with primary and secondary stopes; 20% of the reserves are mined by room and pillar with pillar retreat extraction, 7.5m wide long pillars. Underground haul distance to Sirius central u/g ore pass is 1.1 km, from there haulage with u/g road train to mill 7.8 km; water make (21.6m3/h); mining personnel shared with Sirius u/g; Production blast pattern of blast rings in open stoping with 89mm dia. holes with 2m burden and 2.8m toe spacing, the holes are charged with emulsion slurries, the powder factor ranges between 0.32kg/t and 0.35kg/t, development cuts are in general 3.5m long, blasted on burn cuts, Anfo products are used; primary stopes are backfilled with paste fill (cement content 4% by weight); Mining equipment: 3 x development twin boom jumbos Sandvik Powerclass , 1 x development twin boom jumbos Sandvik Superclass, 2 x LHDs Toro 0010, 2 x low profile haulage trucks Toro 40D (40 tonnes payload), 2 x haulage trucks Cat 769 (30 tonnes payload), 1 x haulage trucks Cat 69 D with ejector tray (30 tonnes payload), 1 x longhole production jumbo Tamrock Solo 1020, 3 x integrated tool carriers Volvo L120, 1 x charge-up vehicle Getman, 1 x grader Cat 12G.shared by all Leviathan u/g operations.

Junction

Existing operation at end of life time; mine design Gold Price AUD550/oz; Final Design completed; final depth 730m below surface; Peak Annual Production Ore 811ktpa in 2001 and Development 8,907mpa in 1999; Access via a 5.8m high x 5.8m decline, portal in name open pit (RL257); General stope dimensions: strike length 15m and vertical inter level spacing 21m to 23m; Primary ore extraction method longhole stoping; Distance portal RoM pad 0.4km; max. ore haul from face to rom pad 6.8km; water make (129m3/h); total labour compliments per shift is 32: 16 operators and maintenance persons, 18 persons in supervision and mine overheads; Production Blast Pattern of parallel 76mm dia. holes with 2.2m burden and 1.8 spacing, the holes are charged with emulsion slurries, the powder factor ranges from 0.7kg/t to 0.8kg/t, development cuts are in general 3.5m long, blasted on burn cuts, Anfo products are used as explosives; the stopes are filled with paste fill (Cement content 4% by weight) Mining equipment: 1 x development twin boom jumbos Tamrock Minimatic, 1 x LHDs Toro 1400, 1x LHD Elphinstone R1700, 1 x Elphinstone R2900, 4 x low profile haulage trucks Toro 50D (50 tonnes payload), 1 x longhole production jumbo Tamrock Solomatic 7020, 1 x integrated tool carrier Volvo L120, 2 x integrated tool carriers Caterpillar IT 28, 1 x grader Cat 12G, shared with Argo.

Leviathan -Conqueror

Feasibility Stage, access development and u/g diamond drilling in progress to enhance mine planning data; Mine design gold price AUD550/oz; Final Design to complete; final depth below surface 440m; Annual production of 490ktpa by year and development 5,040mpa year; Access point via 5.5m wide x 5.8m decline, portal in open pit (RL 162); Ore drive dimensions 4.5m wide x 4.5 high with arched backs; vertical inter level spacing 5m; Primary ore extraction method by room and pillar with retreat partial pillar extraction of long pillars, 4.0m remaining pillar width; water make (21.6m3/h); Operating hours as Sirius; Blast Pattern not designed, assumed 76mm dia. holes, 8 tonnes/drillm; Mining equipment as East Repulse.

North Orchin

Prefeasibility; Mine Design Gold Price AUD530/oz; final design to complete; final depth 200m below surface; due to commence date; depletion period 23months; Peak Annual Production Ore 410ktpa in year and development 1,100mpa in year; Stope dimensions: strike length 40m and vertical inter level spacing 20m; Primary ore extraction method Avoca; Distance from portal to RoM pad 0.5km; Distance from RoM to mill 1km; haulage distance from face to portal about 1.5 km; water make (42m3/h); Operating hours as Leviathan; total labour compliments per shift is 5 operators (including working shiftboss), operation to be managed by Leviathan; backfill method uncemented rock fill; Mining equipment: 1 x twin boom development jumbo, 1 x long hole production jumbo, 2 x LHDs, 2 x low profile underground trucks (50t payload);

Belleisle

Prefeasibility; Mine Design Gold Price AUD580/oz; Final design to complete; final depth 300m below surface; production commencing year; Access via high-wall/surface box cut - decline portal); ore drive dimensions 4.5m x 4.4m; vertical inter level spacing 20m; Primary ore extraction methods are Avoca and open stoping with primary and secondary stopes; Vertical strike length of open stopes 12m, strike length of Avoca stopes 20m. Distance from portal to RoM pad 0.5km; Distance from RoM Pad to mill 5.2km, max. u/g haulage to RoM pad is 2.5km; total labour compliments per shift 10 operators and maintenance personnel + 10 persons in site overheads; backfill method cemented rockfill or paste fill in primary stopes, rockfill in secondary and Avoca stopes.; Mining equipment: 2 x development twin boom, 1 x LHD Elphinstone R2700 / R2800, 1 x LHD Elphinstone R1500 / R1700, 2 x haulage trucks Cat 69 D (30 tonnes payload), 1 x longhole production jumbo, 1 x charge-up vehicle.

Cave Rock

Prefeasibility; Mine design gold price AUD550/oz; Final Design to complete; final depth 600m below surface; commencement date year; Peak ore production 486ktpa in year; Access via decline portal in name open pit (RL 330); Vertical inter level spacing 20m ; Primary ore extraction methods are Avoca and open stoping with primary and secondary stopes; Distance from portal to RoM pad 0.5km; Distance from RoM Pad to mill 35km; total labour compliments per shift 10 operators and maintenance personnel + 10 persons in site overheads; Blast Pattern 76mm dia. production holes, 7t/drillm; emulsion slurries used in production blasting; backfill method cemented rockfill; Mining equipment: 2 x development twin boom, 1 x LHD Elphinstone R2700 / R2800, 1x LHD Elphinstone R1500 / R1700, 2 x haulage trucks Cat 69 D (30t payload), 1 x longhole production jumbo, 1 x charge-up vehicle.

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Currently St. Ives Gold Mines has three underground mines: Junction, Argo and Leviathan: the projects North Orchard, Belleisle and Cave Rock are all at the pre-feasibility stage.

Junction UG Mine:  Junction is the most mature and deepest mine extending to a final depth of 730m. The gold bearing material is within a large, moderately dipping shear zone. The underground mine started in February 1989 using mechanised cut and fill, sublevel retreat stoping with remaining rib pillars and Avoca mining with paste fill. Total production to June 2004 amounts to 7.9Mt at 6.85g/t.

The area has an increased seismic potential, the high extraction ratio and sequencing resulted in mining induced stress conditions, which triggered a seismic event in 1988 (2.5 on Richter scale) in the north of the mine. To manage the seismic risk the following actions have been taken by the previous mine owner and are accepted as good practice by St Ives:

•              Installation of sensoring system with 24 sensors;

•              Cable bolt support of ore drives with “dynamic cable bolts” (partly routed yielding cables);

•              Shotcreting of ore drives;

•              Introduction of Avoca mining with paste fill (USC 0.5 to 1.2 mPa);

•              Pre-splitting of slots and in-time production drilling; and

•              Declaration of exclusion areas and times.

The last remaining mining block is mined by the Avoca method with paste fill. The extraction progresses from a central, regional pillar towards the extremities of the ore body, thus mitigating mining induced stress concentrations.

The remnant sill pillar “403-2” contains reserves of 77kt at a grade of 7.0g/t is included in the mining schedules, and is located in a shallow depth in the south of the ore body. Following the access development a sill drive will be driven and cable bolted. The pillar will be mined by the up-hole retreat method leaving a 2m to 3m arched sill pillar to the upper backfilled stope. Unplanned dilution of 10% and a recovery of 85% have been assumed.

SRK is of the opinion, that the mining approach for the remaining ore reserves represents good practice to manage the seismic risks. SRK further agrees, that the proposed method to mine sill pillar 403-2 is technically feasible and that the pillar is appropriately included in the reserves.

Argo Underground Mine:  The Argo underground mine is a new mine in ramp-up phase to full mine production. Decline development started in late 2002. Current mine life (including inferred resources) is planned until late 2007 with the mine extending to a depth of 650m. The deposit consists of a multiple lode system of sub vertical to moderately dipping mineralised shears. The host rock is strong dolerite with occasional sediment zones and dyke intrusions.

The current mine plan includes the “H1” ore surface in the hanging wall and the “A1” ore surface in the footwall. The mine development workings are located between both surfaces. The surfaces “B1” and “B2” are classified as Inferred Resources at this stage.

Avoca stoping with rock fill is a bottom-up mining method, which requires intensive decline and ore development, before independent mining panels can be brought into production. There will be six independent panels to provide the planned production of 650ktpa. The individual stopes are 20m long along the strike; the maximum true width is 18m. The vertical sublevel distance ranges from 22m to 26m. Based on geotechnical studies, using the stability graph method, all ore drives are cable bolted;

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however this study assumes that stopes would be open over two sublevels which is no longer the case. As a result there is a potential for therefore to save on support costs and SRK recommends the reevaluation to assess the need for the systematic cable-bolting based on the available data and operational experience.

As the planned mine extends to depth exceeding 500m, there is an increased seismic risk. Once Junction is closed, the seismic monitoring system will be relocated to Argo. Paste-fill will be introduced and the mining sequence will be adapted to mitigate mining induced stress. At this point there are only Inferred Resources below 500m and therefore not included in the mine plan. SRK considers that the seismic risk is manageable providing best practice is applied.

Figure 13.4 St Ives:  3D View of the Argo Underground Deposit and Primary Infrastructure

Leviathan Complex:  The Leviathan complex consists of the mature Sirius mine, the East Repulse mine (in start-up phase) and the Conqueror area in the advanced feasibility phase.

•      Sirius Mine:  The Sirius deposit is a massive disseminated ore body in strong mafic rock below a barren pillar beneath the closed Sirius open pit.

The decline portal is located in the Britannia open-pit. The mine is at the end of its life with two open stopes separated by a 25m wide cross-cutting dyke intrusion. The stopes dimensions are 50m in width by 75m in length and 50m in height, and 60m in width by 100m in length and 65m in

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height. The backs of the top sublevel are cable bolted and the backs of the stopes are arched. The crown pillar to the Sirius pit is monitored with extensometers and the pit sump is kept dry. All production holes are drilled and the remaining activities are charging, firing loading and ore haulage.

The Sirius and East Repulse mines will be connected (breakthrough in early 9/04) by an underground drive. The open stopes will be backfilled with development waste from East Repulse and Conqueror.

The Sirius mine has a central ore pass with a remote controlled chute to load underground haulage trucks. The chute is located in a turning loop. An underground road train with a nominal payload of 85t hauls the ore from the pass directly to the mill.

•                  East Repulse:  The East Repulse mine is accessed from the old Leviathan pit via the decline of the old Victory gold mine. The ore is contained within an area east and below other areas associated with the Repulse fault. The hanging wall is a sub horizontal quartz vein with weak ultramafic immediately above. The width of the mineralisation ranges from about 10m up to 50m. Mining methods range from room and pillar with pillar retreat to open stoping with primary and secondary stopes. In general ore drives are cable bolted.

•                  Conqueror:  The Conqueror shear structure is a shallowly mineralised shear structure in the southwest area of the old Victory mine. The ore is hosted by strong to very strong dolerite and basalt. The ore body with a width of about 10m has been mined by pillar retreat methods. In February 2003 St Ives has undertaken a feasibility study for this area. The proposed mining method is a room and pillar mining with partial pillar extraction in retreat. At this stage old workings above the mining area are dewatered and rehabilitated. Further diamond drilling is undertaken to gain further design data. The mining method will be removed. The application of paste fill to increase the ore recovery is under consideration.

The North Orchin u/g mine is in the prefeasibility stage. It is intended to mine shallow reserves below the closed North Orchin pit. Avoca mining would used, including the extraction of the crown pillar to the pit.  The proposed mine would have reserves of about 410kt at 4.5g/t. With a mine life of only 23 months this is a small project with a good IRR, but a small NPV. It is planned to use the North Orchin pit as tailings facility for the new Lefroy mill. Mining beneath a tailings facility is unacceptable due to safety aspects, mining would therefore have to cease prior to the commencement of tailings disposal. The savings potential in tailings disposal cost might out weight the gains from the continued mining of North Orchin.

The Belleisle project is located in Lake Lefroy hundred metres north of the ultimate Mars open pit. Due to the 80m thick cover of lake sediments open pit mining is not feasible. It is intended to mine the resource by underground methods. The mine would be accessed by a twin decline from the Mars pit. The ore width ranges from 2m to 35m. Bottom up Avoca in narrower areas and longhole stoping with primary and secondary stopes would be applied in wider areas. The primary stopes would be backfilled with paste fill of cemented aggregate fill: the secondary stopes would be filled with rock fill.

Due to inflow of hypersaline water from the lake and a poor rock mass all split sets would be grouted and all drives are shotcreted. All ore drives are to be cable bolted.

The design is not finalised and further geotechnical and hydrogeological studies are required to progress the project to feasibility stage.

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Figure 13.5 St Ives:  Typical Underground layout at Pre-Feasibility stage — Belleisle Project

The Cave Rocks project is an underground resource beneath an abandoned small open pit eight (8) km west of Kambalda and about 35 km from the Lefroy mill. Geotechnically logged cores and pit observations indicate a very competent dolerite rock mass.

The pre-feasibility study (prepared in 2002) assumes Avoca stoping in narrow areas and open stoping with primary and secondary stopes in wider areas with a width exceeding 12 metres. Primary stopes would be filled with cemented rock fill or paste fill. It is intended to mine 1.7 Mt over period of 3.5 years.

As the current resource extends to a final depth of 600m, there is a potential for seismicity in the deep mine. SRK is of the opinion, that the design in the final feasibility study should take consideration of this seismic issue

The study recommended further drilling to upgrade the inferred resource. The reserve was upgraded in May 2004, based on a gold price of AUD580/oz.

13.4.1     Historical Performance

Table 13.10 summarises the historical KPIs for the underground operations to end June 2004.

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Table 13.10 St Ives:  Underground Operations – Historical Production

MINING	Units	2002 6mth Act	2003 12mth Act	2004 6mth Act
Underground(1)
Capital Development	(m)	1,525	7,815	4,842
Normal Development	(m)	319	2,466	873
Total Waste	(m)	1,844	10,281	5,715
Ore	(m)	620	4,073	2,867
Total Development	(m)	2,464	14,354	8,582
Dev Ratio	(%w:o)	1%	2%	1%
Waste Hoisted	(t)	113,702	439,252	218,985
HG Ore Ex Pit	(t)	236,308	944,292	970,471
Allocated Grade	(g/t)	7.5	6.4	5.4
Contained Gold	(oz)	57,034	194,844	169,646
LG Ore Ex Pit	(t)	0	2,822	0
Allocated Grade	(g/t)	0.0	2.3	0.0
Contained Gold	(oz)	163	206	0
HL Ore Ex Pit	(t)	0	5,296	0
Allocated Grade	(g/t)	0.0	0.7	0.0
Contained Gold	(oz)	0	114	0
Ore Ex UG	(t)	236,308	952,410	970,471
Allocated Grade	(g/t)	7.5	6.4	5.4
Contained Gold	(oz)	57,197	195,165	169,646
Ore to CIL	(t)	239,200	807,924	805,471
Allocated Grade	(g/t)	7.6	6.8	5.5
Contained Gold	(oz)	58,584	177,891	142,537
Ore to HL	(t)	0	2,789	28,822
Allocated Grade	(g/t)	0.0	1.3	0.9
Contained Gold	(oz)	0	120	792
Ore to Toll	(t)	20,656	122,281	134,351
Allocated Grade	(g/t)	0.7	3.6	5.0
Contained Gold	(oz)	472	14,324	21,635
Ore Processed	(t)	259,856	932,994	968,644
Allocated Grade	(g/t)	7.1	6.4	5.3
Contained Gold	(oz)	59,056	192,336	164,964
ER	(AUD:USD)	6,049.00	39,591.43	40,413.53
Direct + Capital Waste Cost	(USDk)	7,031,900	13,788,561	19,299,822
Direct Costs Normalised	(USDk)	372,924	6,346,086	2,129,106
Direct Ore Costs	(USDk)	7,120,571	33,359,006	29,248,204
Total Direct Mining Cost	(USDk)	14,525,395	53,493,653	50,677,132
Haulage Cost to Plant	(USDk)	200,521	1,770,146	2,404,889
Unit Cost
Direct Waste Cost	(USD/m)	4,015.63	1,958.38	3,749.46
Direct Ore Costs	(USD/t)	30.13	35.03	30.14
Total Direct Mining Cost	(USD/t)	61.47	56.17	52.22

(1)           Comprises, Junction, Argo, Sirius, East Repulse and Conquorer Mines.

Reconciliation:  The reconciliation of mine grade to mill grade is conducted on a monthly basis as shown in Figure 13.2. The reconciliation practice does not allow for the individual reconciliation of the mine grades from each mine (open pit or underground) because ores are blended as mill feed rather than batch treated.  Batch treatment is impractical in view of the materials and grade mix required to optimise the gold recoveries.

In the reconciliation process the actual hoist is compared with the “claimed hoist”.  The claimed hoist is considered as the best estimate of tonnes and grade mined during the reporting period.  The final claim is adjusted to truck counts and the grade is based on a combination of existing resource assays and production grade control assays obtained during the course of mining.  The claimed hoist is the best

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estimate of production from the mine based on models, sampling, mapping, stockpiles, etc.  For both underground and open pit mines, claimed hoist is the material delivered to the ROM pads and stockpiles and in the future would include material hauled directly to the mill.

For underground mines, the final claim would be adjusted from underground stockpile to estimate the production delivered to the surface. The actual hoist is the claimed hoist tonnes and grade factored against the mill production and stockpile surveys and is considered the best estimate for the reporting period.  It is based on the mill production but back-calculated through the stockpiles to be the actual equivalent of the claimed hoist.  However, as the actual hoist is based on the mill feed blend from all sources, the actual hoist figures are allocated to the different sources, rather than sampled from the individual stock piles, which is deemed impractical with the high nugget effect and numerous individual sources.

The underground operations show good reconciliation for 2004.  Argo 2004 YTD estimates for grade control vs. resource model are 101% for tonnes, 104% for grade and 106% for metal.  Leviathan underground estimates for grade control vs. resource model are 109% for tonnes, 97% for grade and 106% for metal.

Operating Costs:  Table 13.10 summarises the historical operating expenditure of the underground operations and the latest forecast for 2005.

SRK has compared the historical KPIs of the underground operations to the projected KPIs in the latest forecast and LoM Plan.  Where the production capacity is projected to increase, or where significant improvements of production rates or modifying factors has occurred, SRK has taken a view and where deemed necessary made appropriate adjustments to the projected factors as generated by GFI.   In doing this, the reported Mineral Reserves and LoM projections are inclusive of any adjustments and are now deemed technically achievable with an appropriate level of geoscientific confidence.

13.4.2     Mineral Reserves

Table 13.1 summarises the Mineral Reserves for the Underground Operations; in support of these estimates in terms of the mining related disciplines, the following describes the how the Reserves have been estimated.

Ore reserves are estimated from conceptual studies through to final stope designs. The stope design take practical stope layouts into consideration, as well as planned mining losses in pillars or other parts of the ore excluded from the extraction for technical reasons. Dilution material included in the stope design is planned. Further unplanned dilution is added, which includes stope over break or contamination with backfill material. Further ore losses can occur with material, which cannot practically be mucked from the stopes.

In general unplanned dilution factors are based on personal experience or historical performances and are applied as percentage factors or dilution skins.

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Table 13.11 summarise the dilution and extraction factors for the various underground sources.

Table 13.11 St Ives UG:  Dilution and Mining Recovery

Mine	Unplanned Dilution	Ore Loss
Argo	1.4m in hanging wall

Junction	19%	nil

Sirius	5%	nil

East Repulse	7%	nil

Conqueror	7%	nil

North Orchin	15% to 20%	10%

Belleisle	1m dilution skin in narrow stopes 20% in open stopes	10%

Cave Rocks	1m dilution skin in narrow stopes 20% in open stopes	10%

Stope evaluation cut-off grades are calculated to Gold Fields standards including ore development, stoping, haulage, and overhead costs. Sunken costs may be excluded. The calculated stope cut-offs (SECO) are used to define potential stoping areas, which are subject to preliminary stope designs.

Following the design of the access development and infrastructure capital works, a break-even grade (BEG) is calculated for each stoping area. Stoping areas above the break even grade are economically viable and can be considered for inclusion into the reserves.

Current non direct mining cost assumptions for the determination of the cut-off are summarised in Table 13.9 and are same as the open-pit assumptions.

Plant and Equipment:  The underground operations at St Ives are operated by the local contract mining company GBF, which provides the mobile mining equipment and the light vehicles for their own demand. St Ives as the mine owner provides fixed installations (services and communication, mine drainage, fans, paste fill batch plant, etc.).

St Ives is responsible for the major component life costs of the mobile plant. At the beginning of the current contractual arrangement the remaining major component life has been assessed for the purpose of the contract. Where new plant has been purchased they must be added to the major component life table for transparency. Both parties must agree on delays to major component change out times and will consider the best interests of the Alliance when doing so.

Operating Costs:  Following an open tender process, SIGMC and GBF entered into a contractual arrangement.  The contract stipulates that GBF will provide contract mining services at agreed unit rates. The unit rates have been split into fixed components for mobile plant, labour, workshops and buildings, etc. and a variable component for development, ground support installation, stoping, backfilling, etc. The unit rates include supply and installation. The contractor supplies materials and consumables required for all the work specified in the contract.

During the course of the contract, GBF ran into financial difficulties and were unable to continue without a revision of the contract terms.  To avoid disruptions to the production, SIGMC agreed to change the contract arrangements and to form an “alliance” which can best be described as a modified cost-plus contract. The Alliance Deed was effective from April 2004 and the operation now works under this new arrangement. The reimbursement of the contractor is based on an open book policy. The actual margin of the contractor is subject to certain KPIs, which have to be met:

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•              Guaranteed reimbursement is 95% of actual costs;

•              The KPI driven margin consists of an at risk amount of 5% and another 7% of the actual costs. For every KPI not met by GBF firstly the “margin” and secondly the “at risk” amount is reduced by the percentages allocated to the respective KPI, unless GBF can show the failure was due to circumstances beyond its reasonable control. All KPI targets are forecast and measured monthly;

•              KPI items include: stope production (tonnes), normal development (m), key development (m) (critical path development), safety compliance, actual costs vs. forecast costs;

•              A bonus payment (“the Bonus”) of up to an additional 5% of actual costs, shall be payable to GBF based on reductions in the actual activity AUD/oz for the full year compared with the forecast activity AUD/oz, as demonstrated in the  “Nominal Bonus Payment Chart” provided in Table 13.12.

Table      13.12      St Ives UG:  Bonus Payment Chart

Alliance:  The maximum achievable margin is 12% of actual cost. SRK is of the opinion that this target margin is comparable within the industry.

Under the agreement GBF does still supply the materials and consumables. SIGMC is reconsidering this arrangement and other supply arrangements. Diesel fuel is now purchased and provided by St Ives. There is an upside potential for bulk items, where major discounts can be achieved by large customers.

As a result of the revised “Alliance” contract, the unit mining costs have increased over the original contract, however remain within industry norms for underground stoping operation.

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14           ENVIRONMENTAL

14.1        Introduction

In compliance with Form 43-101F1 Technical Report Items 6h and 6i, Item 19g and Item 25e, this section provides detail in terms of:

•           environmental setting and regulatory framework;

•           the company’s policies and procedures and compliance;

•              the environmental issues, quantifiable and unquantifiable risk; and

•              an assessment of the quantifiable environmental liabilities.

14.2        Environmental Policy and Management Commitment

Gold Fields has developed a Group Environmental Policy; in addition the St Ives is also guided by its’ own individual policies established within the Group Policy, however tailored for the local conditions.  Environmental policy statements and commitments for St Ives were reviewed at an operational level and deemed to be well structured and effective guiding policy documents.  Both sites have developed and implemented an environmental management system certified to the international standard IS14001 and the site policies broadly conform to the standard’s requirements.  These requirements include management commitment to continuous environmental improvement and the periodic review and implementation of the operations’ Environmental Policy.

Where non-compliances were observed in terms of environmental legislation and approval documentation commitments, management are made aware of the issues and appear to be taking appropriate measures to address the situation in line with their policies.

Competence and Responsibility:  Table 14.1 details the Qualified Persons responsible for the environmental planning and management at St Ives.

Table      14.1        Environmental Disciplines - Qualified Persons

Discipline	QP	Qualifications	Experience	Professional Body
St Ives
2.0 yr Env Mgr (Newmont Jundee)
1.3 yr Env Coordinator (Newmont Bronzewing)

	Stuart Roseby(1)	MLandResSc	1.5 yr Env Officer (Pajingo JV)
	Manager - Environment	BSc (Hons)	1.0 yr – QLD DME
0.5 yr – Fluor Daniel GTI
3.0 yr – CMLR / Placer Dome Asia Dome

Gillian Clark
		BSc (Env Bio)	2 yr - St Ives
Environmental Advisor
0.5 yr - St Ives
	Tracey Simpson		8 yr - Resolute
Bsc Ag
	Contract Environmental Advisor		3yr - Anglo Coal
2yr - SRK Sth Africa
SRK
	Ed Clerk	BSc (Env Sci / Plant Sci)	0.3 yr Env Consultant
	Senior Environmental Scientist	BSc Hons (1st Class)	4.5 yr - Env Supt Barrick Gold Tanzania
2 yr - Env Supt Anaconda Murrin Murrin Nickel Cobalt Project
2 yr - Env Coordinator - Gold Mines of Australia
2 yr - Snr Env Inspector Qld Dept of Env.
2 yr - Env Consultant

(1)           Environmental Manager is a newly appionted position which was not filled at the time of SRKs visit

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In terms of environmental planning and management, site representatives listed in Table 14.1 take responsibility for all environmental related disciplines and liaising with the relevant authorities.  They have assessed the level of geoscientific confidence in estimation of identified liabilities and have ensured that required permits and authorisation are in place and adequately comply to support the projected Mineral Reserve.

SRK has reviewed the environmental aspects and reported their findings and opinions within this section.

St Ives is committed to the continual improvement of its environmental performance. Specifically, the Environmental Policy statement commits the operation to:

•              identify and understand the environmental aspects and impacts of its activities;

•              track and comply with legislative and other obligations related to its activities;

•              set prioritised objectives and targets, with a focus on the prevention of pollution;

•              provide sufficient resources to meet these objectives and targets;

•              communicate environmental goals to both internal and external stakeholders;

•              develop commitment at all levels by clearly assigning environmental responsibility to line management;

•              audit environmental management performance and identifying improvement opportunities; and

•              evaluate environmental performance against Gold Field Strategic Values and requirements.

In response to this, St Ives have created and filled a new Environmental Manager position, reporting directly to the Mine Manager.

14.3        Western Australian and Commonwealth Legislative Environment

Mining operations on tenements in Western Australia must be developed and operated in compliance with the following key environmental legislative requirements:

Commonwealth:

•              Environmental Protection and Biodiversity Conservation (“EPBC”) Act 1999.

State:

•              Environmental Protection Amendment Act 2003;

•              Contaminated Sites Act 2003;

•              Heritage of Western Australia Act 1990

•              Environmental Protection Act 1986;

•              Conservation and Land Management Act 1984;

•              Mining Act 1978;

•              Aboriginal Heritage Act 1972;

•              Wildlife Conservation Act 1950;

•              Country Areas Water Supply Act 1947; and

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•              Rights in Water and Irrigation Act 1914.

St Ives is subject to the statutory approvals process described in the following subsections.

14.3.1     Commonwealth Approvals

Commonwealth approval is required if matters of national significance, as defined in the Environmental Protection and Biodiversity Conservation Act 1999, are triggered.  The Department of the Environment and Heritage (“DEH”) is responsible for administering the Act.  Matters of national significance include presence of migratory birds, federally listed rare flora or fauna, Commonwealth land, nuclear actions and marine areas.

14.3.2     State Approvals

Before commencement of any mining operation, the proponent is required, under provisions of the Mining Act 1978, to submit a Notice of Intent (“NoI”) to the Department of Industry and Resources (“DoIR”).  The NoI describes the project, surrounding environment, potential environmental impacts and proposed prevention and mitigation measures.  Commitments made within the NoI are binding for any future operations on these tenements unless a request for an amendment to the relevant government authorities is accepted.  Commitments typically relate to:

•           rehabilitation practices (topsoil removal and spreading);

•           closure criteria (waste dump slope angles, vegetation establishment success);

•           environmental management practices (dust control, chemical storage and handling); and

•           environmental monitoring.

DoIR, as the decision making authority for mining projects is required under Part IV of the Environment Protection Act 1986 to refer mining projects to the Environment Protection Authority (“EPA”) if they consider them likely to have a significant effect on the environment.

A Memorandum of Understanding (“MoU”) exists between DoIR and the EPA whereby projects are considered automatically to have significant effects on the environment if they satisfy the criteria listed in Part IV (Environmental Impact Assessment) of the Environmental Protection Act.

Recent changes in vegetation clearance legislation (through the Environmental Protection Amendment Act 2003) have seen authority for granting clearing activities for mining projects change from DoIR to Department of Environment (“DoE”).  As such, proposals involving vegetation removal are being assessed by the Native Vegetation Protection section of DoE.

The Contaminated Sites Act 2003 was passed by State Parliament in November 2003, however, the proclamation of these laws is not expected until late in 2004.  Once proclaimed new environmental investigation and reporting requirements will be required by mining operations.

Referral to the EPA and Approval:  All projects referred to the EPA under Part IV of the Environmental Protection Act 1986 are assessed on a case-by-case basis.  Once the EPA has received a referral, they assume responsibility for determining the appropriate level of assessment for the project.  The DoE provides technical assistance to the EPA.

The level of assessment set by the EPA will depend on environmental effects and the level of public interest associated with the operation.  The levels of assessment available to the EPA include non-assessment, informal review or formal assessment.  The differences between these levels of assessment

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relate to the public review period and the detail of documentation required.

The EPA may determine that no assessment is necessary if the referred proposal is considered to have environmentally insignificant effects.  Proposals that are considered not to warrant assessment under the Environment Protection Act 1986 are referred back to DoIR, who assess and assign environmental conditions to the proposal’s tenement conditions upon approval of the environmental documentation.

The Water and Rivers Commission (“WRC”) (a department within the DoE) administers statutory processes of the Rights in Water Irrigation Act (1914).  Groundwater Licences (“GWLs”) and Licences to construct or alter wells (“CAWs”) are issued by the WRC.

•              Environmental Assessment Document:  An environmental assessment document will be prepared in accordance with EPA guidelines (Environmental Impact Assessment, Part IV Division 1: Administrative Procedures 2002) and environmental guidelines issued to the proponent following setting of the formal level of assessment by the EPA.

A consultation program with key stakeholders and interested parties will be carried out to identify concerns and incorporate any suggestions in developing the proposal.  These consultations and responses must be recorded and described in the environmental assessment document.

The results of environmental and social studies required for assessment of the project (such as hydrogeological investigations, flora and fauna surveys, and Aboriginal heritage work and land administration issues) will be incorporated into the documentation.

•              Public Review of Assessment Document:  If the project is formally assessed at a Public Environmental Review level or above, then the assessment document must be publicly reviewed, for a period typically between eight and ten weeks.  Responses to all public comments received must be prepared and submitted to the EPA.  The period for advertising, public review and preparation of responses may take between four and six months, depending on the complexity of issues and objections to the project proposal.

The EPA will then assess the assessment document and proponent response to any public submissions.  An EPA bulletin is prepared and submitted to the Minister for Environment for approval and issue of a Ministerial Statement.  The St Ives Project was approved at a Public Environmental Review level in 1999 and as such a Ministerial Statement (No 458) approving the project was issued subject to a number of conditions.

•              Works Approval and Environmental Licence:  Once environmental approval is received, if activities to take place during operations are listed as Scheduled Activities under the Environmental Protection Act, a Works Approval will be required to be obtained from DoE to allow construction of infrastructure associated with these activities.  Typically, Works Approval documentation is submitted concurrently with the NoI.

On completion of construction of such infrastructure, completion certificates are required to be submitted to DoE to confirm the infrastructure has been constructed in accordance with approved design criteria.  Subsequent to this, an Environmental Licence is required to be obtained prior to operation of such infrastructure.  Environmental licences are typically renewed on an annual basis.

DoIR Approval:  If no formal assessment is made by the DoE, DoIR will issue approval on receipt of NoI documentation.  If a formal assessment has been made by the DoE, DoIR will accept the assessment document without the need for NoI documentation, although tenement conditions are likely to reference the document and unconditional performance bond levels increased.

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14.4        Operating Licences and Approval Documents

Approvals for the mining and processing operations conducted on the mining leases were obtained from DoIR using the NoI process.  The need for formal assessment of the mining activities by DoE was undertaken in September 1999 with the submission of a Public Environmental Review for mining activities on Lake Lefroy.  Approval was issued in Ministerial Statement 548 subject to conditions.  Approvals were also sought and obtained from the DoE for the development of the new Lefroy Mill currently under construction.  Table 14.2 lists the approvals issued by DoIR (previously DMPR) and DoE (previously DEP).

Table      14.2        St Ives:  Environmental Approvals

Approval Type	Approval Subject	Approval Date	Approval Authority

Works Approval	Works Approval to construct Lefroy Mill	July-2004	Doe

Letter of Intent	Letter of Intent - Sirius Underground Mine Dewatering” dated 29 April 2003 (NOI 4285)	Apr-2004	DoIR

Notice of Intent	Low Impact Mining - Notice of Intent for ML15/199 and ML15/201 (NOI 4568)” dated 11 March 2004	Mar-2004	DoIR

Lake Lefroy Annual Environmental Management Plan	Goldfields St Ives Gold Mine Lake Lefroy Annual Environmental Management Plan, 1 January 2004 to 31 December 2004 EPA Assessment NO. 1250/48 dated January 2004 (NOI 4555)	Jan-2004	DoIR, DoE and CALM

Notice of Intent	St Ives Gold Mt Morgan Pipeline Diversion - Notice of Intent and Works Approval Application” dated December 2003	Dec-2003	DoIR

Notice of Intent	Notice of Intent For Re-Commencement of Mining Beta Hunt Project - Kambalda dated 11 September 2003 (NOI 4379)	Sep-2003	DoIR

Letter of Intent	Letter of Intent for Pre-Commissioning Activities of the Beta Hunt Project dated 4 August 2003	Aug-2003	DoIR

Notice of Intent	Notice of Intent - Variation to Lake Lefroy Annual Environmental Management Plan - Slurry Track Trial Mining” dated 14 July 2003 (NOI 4350)	Jul-2003	DoIR

Notice of Intent	Notice of Intent and Works Approval Application for the St Ives Gold Processing Plant” dated July 2003 (NOI 4377)	Jul-2003	DoIR

Lake Lefroy Annual Environmental Management Plan	Goldfields, St Ives Gold Mining Company Pty Ltd, Lake Lefroy Annual Environmental Management Plan, 1 January 2003 to 31 December 2003, EPA Assessment No. 1250/48	Jan-2003	DoIR, DoE and CALM

Notice of Intent	Notice of Intent - Variation 8 to Argo Stage III dated 13 May 2002	May-2002	DoIR

Notice of Intent	Notice of Intent - Argo Stage III Project - Variation No. 7 dated 15 January 2002	Jan-2002	DoIR

Notice of Intent	Notice of Intent Argo Stage III Project - Variation No. 7 dated 15 January 2002	Jan-2002	DoIR

Notice of Intent-Variation	Notice of Intent Variation for the Processing Plant Expansion and Tailings Storage Facility” dated December 2001	Dec-2001	DoIR

Notice of Intent	Notice of Intent - Argo Stage lll - Variation 6” dated 10 September 2001	Sep-2001	DoIR

Notice of Intent	Notice of Intent - Sand Mining on M15/884 and M15/366 dated 16 July 2001	Jul-2001	DoIR

Notice of Intent	Notice of Intent - Argo Stage III - Variation” dated 7 June 2001	Jun-2001	DoIR

Lake Lefroy Annual Environmental Management Plan	Goldfields St Ives Gold Mining Company Pty Ltd, Lake Lefroy Annual Environmental Management Plan”, dated December 2001	Jan-2001	DoIR, DoE and CALM

Lake Lefroy Annual Environmental Management Plan	WMC St Ives Gold - Lake Lefroy Annual Environmental Management Plan, (1 January 2000 to 31 December 2001), Assessment No. 1250/548 dated December 2000	Jan-2001	DoIR

Notice of Intent	Notice of Intent - Argo Stage III - Variation” (NOI 3587) dated 18 December 2000	Dec-2000	DoIR

Notice of Intent-Variation	Variation to Notice of Intent Junction Open Pit and St Ives Gold Treatment Plant (1987)” (NOI 3541) dated 3 November 2000	Nov-2000	DoIR

Notice of Intent	Notice of Intent- Argo Stage II- Variation of Pipeline and Overhead Powerline dated 20 April 2000	Apr-2000	DoIR

Notice of Intent	Notice of Intent - Argo Stage III Project September 1999 dated 29 September 1999	Sep-1999	DoIR

Notice of Intent	Notice of Intent- Argo Stage III Project September 1999” dated 29 September 1999	Sep-1999	DoIR

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Approval Type	Approval Subject	Approval Date	Approval Authority

Letter of Intent	Letter of Intent - Widening of Existing Haul Road - M15/367 dated 11th August 1995	Aug-1995	DoIR

Amendment to Notice of Intent	Amendments to Notice of Intent - Argo Open Pit Development” dated August 1994	Aug-1994	DoIR

Notice of Intent-Variation	Amendments to Notice of Intent - Argo Open Pit Development dated August 1994	Aug-1994	DoIR

Notice of Intent	Notice of Intent, The Argo Open Pit Development” dated November 1993	Nov-1993	DoIR

Notice of Intent	Western Mining Corporation Limited, Kambalda Nickel Operation Revenge - Notice of Intent” dated 3 February 1989	Feb-1989	DoIR

Notice of Intent	Notice of Intent, Junction Open Pit and St Ives Gold Treatment Plant” and dated 22 May1987”	May-1987	DoIR

14.5        Department of Environment Environmental Licence to Operate

The St Ives operations are licensed by the DoE in accordance with the Environmental Protection Act 1986.  The licence (Licence Number L4570/8) is renewed each October and allows Agnew to operate the following prescribed activities:

•              Category 05 - Processing or beneficiation of metallic or non metallic ore;

•              Category 06 - Mine dewatering;

•              Category 07 - Vat or ‘in situ’ leaching of metal; and

•              Category 64 - Putrescible Landfill Site.

In addition to the Environmental Protection Licence, St Ives is also subject to the conditions attached to Ministerial Statement No 548 approving the gold mine developments on Lake Lefroy.

14.6        Groundwater Well Licences

St Ives holds two Groundwater Well Licences (“GWL”) (Table 14.3).

The licences stipulate allocation, use and conditions for abstraction, monitoring and mitigation of adverse effects of abstraction.  St Ives provides an operating strategy for each GWL, which is binding.  An aquifer review is prepared annually for the GWLs.

Table      14.3        St Ives:  Groundwater Well Licences

Groundwater Well Licence Number	Purpose	Expiry Date	Tenement	Maximum Annual Extraction Volume (kilolitres)
GWL 59222(3)	Mineral ore processing	31 December 2010	L15/147 and M15795 Mt Morgan Borefield, Widgemooltha	2,920,000

GWL 62505(2)	Dewatering	31 July 2006	ML15/164, 165, 174, 193-195, 213, 268, 270, 288, 291, 307-310, 312, 313, 326, 327.	7,520,000

			ML15/252, 340, 341, 344, 405, 406, 438, 439, 442, 443, 446, 447, 451, 545, 470, 478, 480, 481.

			M15/476, 884.

14.7        Compliance Overview

An overview of the operations compliance with the key environmental approval documentation listed above was undertaken during the site visit and is discussed below.

•              St Ives appears to be complying with the majority of key environmental approval documentation excluding the observed non compliances detailed below:

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•              Key characteristics table in Schedule 1 of Ministerial Statement 548 allowing gold mine developments on Lake Lefroy specifies a maximum dewatering rate of 15Mlpd (5,475Mlpa).  This limit was exceeded in the calendar years 2000 (7,942Mlpa total, 45% over limit), 2003 (6,795Mlpa total, 24% over limit) and will again be exceeded in 2004 (by September it was 6,749Mlpa total, 23% over limit).  St Ives became aware of this non compliance in August 2004 and has applied to the DoE Audit Branch for an interim increase (double) to 11,000Mlpa in 2004, increasing to 20,000Mlpa in 2005.  No impact assessment has been undertaken to support the increase and no approval has yet been received from the DoE.

Correspondence with St Ives Environmental Manager highlighted that discussions have been held on and off site between St Ives and representatives of the DoE’s Impact Assessment Branch (Perth) and Pollution Control Division (Kalgoorlie) regarding the proposed increase to the dewatering allocation to 20,000Mlpa, and the discharge allocation from 5,500 to 20,000Mlpa.  A site meeting was held on 24 September and a follow up meeting in Perth on 6 October to further discuss the amendment process and information required.

He also advised that impact assessment works currently underway include investigations on any potential impacts to Lake Lefroy’s surface hydrology or hydrogeology from current and proposed discharge activities.  Works planned to be commissioned included as assessment of the potential impact of current and proposed discharges to the lake’s fringing shoreline flora, aquatic and terrestrial fauna.  It was stated that this documentation will also be used to provide objective evidence for the DoE concerning changes to SIG’s dewatering allocation.

It was also highlighted by the environmental manager, that SIG has been advised by the DoE that it will receive a letter indicating SIG’s technical non-compliance with the EPA Ministerial Condition(s) regarding discharge to lake with a request to provide information on what measures are currently being undertaken to mitigate current affects to the lake and how SIG intend to deal with rectifying this situation.  The DoE will submit a Ministerial brief to the Minister for Environment outlining the current situation and a strong recommendation that no enforcement action be taken due to the SIG’s recent endeavours to rectify this situation.

•              It would appear that the need for increased abstraction and release is likely to be necessary for the medium term and consequently an amendment to the approval conditions must be requested.  In the interim, St Ives remains noncompliant, however it is considered unlikely that this is sufficiently substantial to threaten closure or suspension of operations subject to an immediate request to amend the conditions.  The release of water to Lake Lefroy does not constitute a breach of condition with respect to the quality of water.

This breach could have been foreseen by the operation prior to increasing dewatering and discharge volumes and highlights the need to improve upon tracking environmental commitments and obligations

•              St Ives Gold are aware that there is a potential non-compliance for the total planned disturbance for 2004 (853.5 ha).  This exceeds the maximum area of disturbance of 805 ha as specified in EPA Ministerial Statement 548.  Environmental staff are currently clarifying the actual extent of disturbance on Lake Lefroy using aerial photography obtained in September 2004.

Section 6.1 of Ministerial Statement 548 requires the development of an Annual Environmental Management Programme (AEMP) addressing a number of criteria.  Section 6.2 requires the AEMP to be updated on an annual basis and submitted to the DoE for approval.  The AEMP submitted for the 2004 calendar year has not yet been approved by the DoE.  The DoE are requesting the

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following additional information:

•              CSIRO reports to be included within an appendix of the AEMP,

•              Updated disturbance summaries to allow comparison against Ministerial limits,

•              Complete summary data and discussions on monitoring.

Dewatering is limited to 7,520Mlpa for the period 1 July 2003 to 30 June 2004 under GWL 62505(2) and it is calculated SIG will exceed the limit at current rates by February or March 2005.  It should be noted that the GWL limit also exceeds the 5,475Mlpa limit stated within Ministerial Statement 548.

SRK were advised by St Ives that an application for a non-substantial change to St Ives’ EPA Ministerial conditions (and other key technical documentation) was being prepared for submission to the DoE prior to 22 November 2004.   URS Corporation is providing services to Gold Fields Australia Pty Limited to facilitate this process.

•              The PER committed St Ives to conduct detailed hydrocarbon management audits on an annual basis.  There is no evidence to suggest that this has been done.

•              PER committed St Ives to construct all chemical and hydrocarbon storage facilities in compliance with AS1940-1993. Condition W9(a) and (b) within DoE Licence Number 4570/8 also requires hydrocarbon storages to meet certain requirements similar to those listed in AS1940-1993.  A large number of fuel facilities observed were not in compliance with AS1940-1993 or DoE Licence Number 4570/8. These included:

•              Lack of appropriated signage and locks on valves,

•              Impermeable nature of secondary containment compromised through cracks,

•              Lack of lagging or cathodic protection on buried lines,

•              Combustible waste material located within secondary containment.

Soil contamination and pooling hydrocarbons were noted around below ground transfer pipes at the ARGO GBF fuel facility.

•              Condition S2 within DoE Licence Number 4570/8 requires the licensee to ensure the putrescible landfill tipping length is less than 20 metres. Observations during the site visit revealed a tipping face of approximately 30 to 40 metres.

Excluding specific comments relating to the significance of breaches listed above, St Ives needs to address the failings to sufficiently identify environmental commitments and obligations and track the status of compliance.  This is necessary to ensure future applications to regulatory authorities are not delayed due to Regulatory Authority concerns over St Ives’ ability to comply with conditions imposed on the operation.   Whilst technically non-compliant, the issues highlighted above are currently being dealt with in a proactive manner by St Ives in conjunction with all interested and affected parties.  Based on current information, St Ives has commited to address all material issues by early 2005.

14.8        Environmental Issues and Associated Risks

In addition to the non-compliances noted in Section 14.7 which can attract significant penalties, other key environmental issues and associated risks include:

•              Reclamation of disturbance areas in accordance DoIR guidelines to promote a self-sustaining

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vegetative cover:  There are some good examples of successful waste rock dump rehabilitation.  Nevertheless, there is little evidence to suggest disturbed areas are systematically recorded and progressively rehabilitated.  Comments by DoIR during their annual inspection in September 2003 with respect to rehabilitation works ranged from ‘Does Not Meet’ to ‘Meets Department Standards’.  Failure to increase rehabilitation of disturbed areas may result in bond increases.

•              Identification and tracking of legislative and other obligations related to its activities: Resignation of senior environmental staff has resulted in a loss of knowledge of legislative requirements and environmental commitments relevant to St Ives.  As previously discussed, these commitments need to be systematically identified, recorded and compliance against them tracked on a regular basis to avoid development of distrust or legal action from interested and affected parties.  Examples included commitments made in the PER, Environmental Policy, NoIs, Annual Environmental Management Programs, Ministerial Statement 548, Tenement conditions, Environmental License, letters to interested and affected parties, and codes to which the Company is a signatory.

•              Environmental training:  Excluding the environmental component of the general induction and adhoc TTTC (take Time Take Charge) awareness training, there has been no formal environmental needs analysis, training module development and scheduled delivery.  Training is a critical element of environmental awareness and ensuring employees and contractors fully understand their environmental responsibilities and the minimum standard accepted in their daily activities.  Appropriate training will reduce the risk of environmental harm.

•              Contaminated site assessment:  St Ives does have a contaminated sites register that identifies locations of incidents that have resulted in identified spills or leaks of hazardous materials requiring cleanup.  The proclamation of the new Contaminated Sites Act 2003 will require St Ives to undertake a more detailed contaminated sites assessment to determine the extent of contamination across the site.  Depending on the level of contamination noted, substantial assessment and remediation costs may be incurred.  Use of the putrescible landfill to dispose of hazardous wastes and poor hydrocarbon management practices may have cost implications associated with assessment and potential decontamination.

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14.9        Environmental Liabilities

SRK has identified non-compliances, issues and associated risks, which cannot be realistically quantified.  In such cases, SRK has drawn attention to it without including specific provision.  Potential future requirements for water treatment during continued operations or following decommissioning is the single most material risk and the most technically and economically difficult to estimate.  Whilst water treatment at St Ives is not currently needed, the potential for future requirements will be dependent upon:

•              Execution of both recently passed legislation and more stringent future legislation which imposes more costly water management requirements;

•              Discharge criteria demanding potable water standards as opposed to more lenient general standards; and

•              Tacit acceptance by various organisations of the concept of desalination and its increasing cost effectiveness as technology improves.

Closure Planning:  In 2001, closure costs for St Ives were calculated to be USD15.1m.  In June 2002, closure costs were increased to USD16.9m.  Rehabilitation expenditure in 2002 and 2003 has reduced closure costs back to the 2001 estimate of USD15.1m.  Disturbance since June 2002 involved commencement of two underground operations within previously disturbed areas, new mill and TSF, and exploration causeways.  Closure costs need to be recalculated to reflect these additional disturbances.

Unconditional Performance Bonds:  Current bond levels for St Ives is USD8.8m, in addition to this bond amount Table 14.4 summarises the assessed closure liabilities as at 30 June 2004.

Table      14.4        St Ives:  Assessed Environmental Liabilities(1)

Mine	Estimated Liability	Performance Bond	Net Surplus/Shortfall	Depletion Period(2)(3)
	(USDm)	(USDm)	(USDm)	(Years)
Total	15.1	8.8	6.3	9

(1)           In 01 July 2004 money terms.

(2)           Depletion period for Mineral Reserves only.

(3)           Net surplus provisioned annually on the basis of Reserve ounces produced in each period.

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15           HUMAN RESOURCES

All employment contracts for Gold Fields staff at St Ives are negotiated in line with Australian Workplace Agreements (“AWA”) or Common Law Contracts, negating the need for union involvement.

St Ives is adequately resourced with the appropriate levels of technically qualified and experienced personnel in production and related support functions.  Table 15.1 gives the historical and the projected manpower requirements.

There are two significant changes coming up in the next 12 months that may materially affect employment conditions.  Firstly, the WA State Government has proposed to establish a new State-wide code of practice to set limits on working hours.  If approved, the new code will come into effect in July 2005, and will result in major shift restructuring at St Ives operations.  Secondly, the Australian Labour Party proposes to abolish the AWA if they win the upcoming federal election, this may increase the exposure to union involvement as current contracts are renewed.

Staff attrition is an industry-wide issue.  Table 15.1 gives the historical statistics on staff termination at St Ives reported in calendar years.  In the past three-years St Ives has turned over 150 staff, on average this represented nearly 25% of the employees.  Of the staff turnover it is estimated that 50% were classed as professional staff, and the remaining 50% were administration staff.

Table      15.1        St Ives:  Manpower Statistics

Employment Status		2002	2003	2004
Permanents	(No.)	202	219	240
Temporary / short term	(No.)	42	65	20
Contractors	(No.)	571	612	650
TEC	(No.)	815	896	910
Terminations/Resignations	(No.)	42	53	45
Annualised Turnover (permanent)	(%)	21%	24%	20%

Table 15.2 summarise the productivity indicators for St Ives.

Table      15.2        St Ives:  Productivity Indicators

Employment Status		2002	2003	2004(2)
Total Ore Tonnes Mined	(kt)	4,145	5,515	2,811
Total Contained Sold	(oz)	543	530	275
TEC	(No.)	815	896	910
Mining Productivity	(t/TEC/mth)	424	513	515
Gold Productivity	(oz/TEC/mth)	55	49	50

The statistic highlighted in Table 15.2 show that despite a high turn-over in employees, the productivity levels, in tonnage mined terms, appear to be increasing with a marked 23% improvement in the current year to that achieved in 2002. The gold produced indicator is more a reflection on grade than productivity, however does highlight the impact on unit cost per ounce, considering labour contributes a significant portion of the total operating costs.

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16           OCCUPATIONAL HEALTH AND SAFETY

Health and Safety in Australia is governed by various regulatory bodies and mining and labour legislation. In particular, the mining industry is governed by the Mines Safety and Inspection Acts 1994 and the Mine Safety and Inspection Regulation 1995.  Employers and employees are bound by a “Duty of Care” (p 17 and 19 respectively in the Mines Safety and Inspection Act) that outlines rights and responsibilities of the various parties with respect to the safety of both themselves and others.  At State level, Safety and Health in Western Australia is regulated by the Occupational Safety and Health Act 1984, and the Occupation Safety and Health Regulations of 1996, which is supported by the “Codes of practice” and “Guideline notes”.

In compliance with these Acts and Regulations, mine management have:

•              Developed and made available a site specific safety policy and manual at St Ives.  The Broad philosophy of this document is summarised as follows: “Gold Fields is committed to maintaining best practice in occupational health and safety and to ensure continual improvement of our performance by attainment of targets and objectives set by our people through consultative processes. Gold Fields will provide a safe workplace for all employees, business partners, visitors, neighbours and customers. No business objective will take precedence over safety and health.  Gold Fields employees, business partners and visitors have a legal responsibility to actively contribute towards maintaining a safe and healthy workplace”.

•              Implemented a site induction programme for all new employees, in which each undergo a general induction, as well as a department specific induction with the relevant safety advisors and representatives;

•              Established a network of safety advisors (full time safety professionals) and safety representatives (elected members of Gold Field’s staff) in each department, and employ 4 designated Emergency Services Officers at St Ives.  These officers are responsible for medically treated injuries, and there is at least one on site at all times.

Table 16.1 presents safety statistics for St Ives and includes the total number of fatalities, total number of injuries from which time was lost (“LTI”), total number of medically treated injuries (“MTI”), the sum of which is summarised in the total number of serious injuries (“SITI”) and the associated frequency rate of SITIs, related to the total hours worked of all Gold Fields’ employees and contractors on site.

Table      16.1        St Ives:  Safety Statistics

	Units	2002	2003	2004
Hours worked	(hrs)	179,325	193,898	165,560
Fatalities	(No.)	0	0	0
L.T.I	(No.)	2	2	0
M.T.I	(No.)	1	1	4
(LTI +MTI) Frequency Rate(1)	(i/mmhrs)	18	16	27

(1)           mmhrs = million man hours – based on total hours worked by Gold Fields’ staff and all contractors.

St Ives’ safety performance improved dramatically over the period 1996 to 2001.  Since Gold Fields took over the operation in 2001, St Ives performance has fluctuated around a SIFR of 16-27 per million man hours.  For 2004, the SIFR benchmark was 24 per million man hours.  As a recent commitment to Occupational Health and Safety, Gold Fields Australia has recently committed to target 0 SIFR per annum.

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Operations at St Ives will continue to be exposed to commonplace mining hazards such as water, dust, fire, falls of ground (“FoG”), explosions, occupational hygiene issues and materials handling and transportation.  SRK do however consider that St Ives by way of its policies and management strategies operate to international best practice in terms of Occupational Health and Safety.

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17           TECHNICAL ECONOMIC INPUT PARAMETERS

17.1 Introduction

The following section includes discussion and comment on the technical-economic aspects of the LoM plan associated with the St Ives Tax Entity.  Specifically, comment is included on the basis of projections, production schedules, operating costs and capital expenditures.  These have been compiled into detailed TEPs on an annual basis to derive the revenue and cost inputs necessary to generate the FMs.  Key aspects associated with the generation of the TEPs and their derivations are discussed.

17.2        Basis of the Technical-Economic Input Parameters

The valuation of the St Ives Tax Entity as presented in Section 18.0, has inter-alia been based on the LoM plan and the resulting production profile an associated revenue stream from gold sales, by-product credits, operating costs and capital expenditure profiles as provided to SRK by St Ives, and reviewed and adjusted by SRK where deemed appropriate.  The generation of a LoM plan requires substantial technical input and detailed analysis and is critically dependent upon assumptions of the long-term commodity prices and the respective impact on cut-off grades, potential expansion and/or reduction in the Mineral Resource and Mineral Reserve and the return on capital expenditure programmes.

The basis of forward projections of operating costs for mature mining operations are generally based on the previous financial year’s performance, with certain modifications for inflation, projected improvements in productivity and other cost-reduction initiatives.  In the case of the Junction and Argo underground mines and the Agamemnon and Mars and Pluton open-pits all future costs are based on the historical operating results for the 18-month period ending 30 June 2004, which have subsequently been inflated to establish fixed and variable activity based costs in 1 July 2004 money terms.  In respect of Swiftsure and Apollo open-pits and the underground projects such as Cave Rocks, costs are largely based on St Ives’ forecasts and comparable contract rates to the current operations; however reflect the current project status.

Where warranted, following its independent review and post discussions with management at St Ives, SRK has adjusted the assumed operating costs to account for future operating conditions (i.e.) tonnage contribution from various ore sources and mining method(s) and taking cognisance of its view on any productivity initiatives as considered by St Ives.

Unless otherwise stated, operating expenditures comprise:

•              Cash Cost Components: namely direct mining costs, direct processing costs, direct general and administration costs, consulting fees, management fees, transportation, and realisation charges;

•           the incremental components, including royalties but excluding taxes paid, required to yield Total Cash Costs.  Royalties in this regard include the amount of 2.5% paid on gross revue to the State of Western Australia and is payable for all gold sold;

•           the incremental components, including terminal separation liabilities, reclamation and mine closure costs (the net difference between the total environmental liability and the current bond amount) but excluding non-cash items such as depreciation and amortisation.  Incrementally these cash expenditures summate to yield Total Working Costs; and

•              Total Costs:  the summation of total working costs, net movement in working capital and capital expenditure.

In addition to long-term capital projects, the LoM capital expenditure programmes generally include

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significant detail based on approved expenditure programmes (typically two-years).  Where warranted, SRK has made provision over and above these expenditures, specifically, for example, where no detail is available beyond this two-year period to cater for normal on-going capital expenditure requirements.  In general capital provisioning over and above that classified as project capital is not provided for during first two periods and final two period of the LoM Plan.

Environmental provisions have been included in the operating costs as they are confirmed as necessary contributions to the fund ongoing environmental cost and closure provisions.  Notwithstanding this approach the most likely scenario will result in expenditures from such provisions being expended on commencement of the closure programme.  SRK considers that there are potential opportunities to realise salvage value on closure, although owing to the indeterminate nature of estimating such values and the requirements of the Rules and Companion Policies, these have been excluded from the LoM projections included herein.

17.3        Technical-Economic Parameters

The TEPs include:

•              Commodity sales profiles derived from all ore sources;

•              Total Working Cost profiles as previously defined; and

•              Capital Expenditure Profiles.

The TEPs are detailed in Table 17.1 for the St Ives Tax Entity.  All expenditures are stated in calendar years and in 01 July 2004 money terms.  Note that in all instances Total Working Costs are inclusive of by-product credits, specifically silver.  Such by-product credits are however not considered material and are included for completeness.

Table      17.1        St Ives:  TEPs

YE Dec	Tonnage (Kt)	Gold Grade (g/t)	Gold (Koz)	Total Working Costs(2) (USDk)	Net Change in Working Capital (USDk)	Capital Expenditure(2) (USDk)	Total Expenditures(2) (USDk)
2004(1)	2,900	2.7	247	-78,263	13,069	-68,406	-133,600
2005	7,578	2.5	620	-164,622	-8,110	-30,425	-203,157
2006	7,394	2.5	588	-146,353	-511	-36,762	-183,626
2007	5,181	2.5	423	-100,933	-4,523	-18,703	-124,159
2008	2,436	3.8	294	-72,832	-2,021	-13,840	-88,693
2009	1,410	5.0	227	-54,749	-1,555	-9,915	-66,219
2010	1,333	4.8	205	-52,300	-322	-7,136	-59,757
2011	939	4.6	138	-37,012	-1,532	-731	-39,276
2012	267	3.9	33	-9,947	-2,632	0	-12,579
2013	0	0.0	0	0	0	0	0
2014	0	0.0	0	0	0	0	0
LoM Total	29,439	2.9	2,776	-717,010	-8,138	-185,917	-911,065

(1)           6 months only July 2004 to December 2004.

(2)           Real Money Terms as at 01 July 2004.

The total working costs (reported in real-terms) reflect the significant reduction in tonnage as the open-pit reserves are depleted. The underlying unit costs for the open-pits, underground mines and processing facilities are described within each section and supported by historical KPI tables.  The production profiles for the open-pit and underground mines are shown in Figure 17.1 and 17.2.

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17.4        LoM Production Profiles

Figure    17.1        St Ives:  Gold Production Profile

Figure    17.2        St Ives:  LoM Milling Profile

17.5        Special Factors and Operational Risks

SRK has included its view on the achievement of the LoM plans and the appropriateness of the Mineral Reserve statements when presenting the data reported within this ITR.  At the time of writing SRK considered these projections to be both technically and economically achievable.

In all likelihood many of the identified risks and/or opportunities will have an impact on the cash flows as presented in Section 18, some positive and some negative.  The impact of one or a combination of risks and opportunities occurring cannot be specifically quantified to present a meaningful assessment.  SRK has however provided sensitivity tables for single and multi parameters.  The sensitivity range covers the anticipated range of accuracy in respect of commodity prices, operating expenditures and capital expenditure projections.

Where specific technical issues have arisen as part of the review process, SRK has given an indication of the likely impact on the resulting NPV’s and other financial criteria accordingly.

17.5.1     General Risks and Opportunities

St Ives operations are subject to certain inherent risks, which apply to some degree to all participants of the Australian gold mining industry.  These include:

•              Commodity Price Fluctuations:  These may be influenced inter-alia, by demand for gold in industry and jewellery, actual or expected sales by central banks, sales by gold producers in

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forward transactions and production and cost levels for gold in major producing countries.  In the period between 01 January 2002 and 30 June 2004 the gold price in USD terms has ranged between 307USD/oz and 415USD/oz.  As at 30 June 2004 the USD gold price was USD397/oz;

•              Exchange Rate Fluctuations:  Specifically related to the relative strength of the USD, the currency in which commodity prices are generally quoted.  During the period between 01 January 2002 and 30 June 2004 the USD:AUD exchange rate ranged between 0.54:1 USD:AUD and 0.77:1 USD:AUD.  As at 30 June 2004 the USD:AUD exchange rate was 0.7:1 USD:AUD;

•              Legislative Risk:  Specifically changes to future legislation (tenure, mining activity, labour, health and safety and environmental) within Australia;

•              Exploration Risk:  Resulting from the elapsed time between discovery of deposits, development of economic feasibility studies to bankable standards and associated uncertainty of outcome;

•              Environmental Liability Risk:  The inability of St Ives to fund the balance of their environmental liabilities from estimated operating cash flows, should operations cease prior to the stated LoM Period.  This would result in an outstanding liability since the estimated rehabilitation expenditure exceeds the amounts available in the respective rehabilitation trust funds as a 30 June 2004.  As at 01 July 2004 the total outstanding liability remaining to be funded is estimated at USD6.3m; and

•              Mining Risks:  Specifically Mineral Reserve estimate risks, uninsured risks, industrial accidents, labour disputes, unanticipated ground water conditions, human resource management, and safety performance.

In contrast, whilst many of the above also reflect opportunities, SRK recognise that as of yet, an unquantified opportunity is the beneficial application of new technology.

In addition to those stated above, the individual operations are subject to certain specific risks and opportunities, which independently may not be classified to have material impact (i.e. likely to affect more than 10% of the St Ives Tax Entities’ annual pre-tax profits), but in combination may do so.

17.5.2     Operational Specific Risks

In addition to those stated above, St Ives is subject to certain specific risks and opportunities, which independently may not be classified to have a material impact (i.e. likely to affect more than 10% of the annual pre-tax profits), but in combination may do so.

The most material operational risks are summarised as follows:

•              Open-pits: Reconciliation and grade control results demonstrate the biggest area of risk in the open-pits at St Ives.  Historically the planned grade has been less than called for in the budgets and SBPs.  The nature of mineralisation at St Ives is such that high grade variability would be expected, however over longer periods of production this variability should even out as the knowledge of the deposits increases and estimates are improved.  At St Ives, however the production periods from any one pit is relatively short and as such the poor reconciliation may well continue with a decrease in grade and increase in tonnes resulting.  The contained gold ounces will, however likely to be within estimation acceptance limits in terms of quantum;

•              St Ives Complex:  The project economics on a complex level are materially influenced by the forecast operating costs and throughput rate (11% above the design capacity) of the Lefroy Gold Plant.  The success of achieving the 30% reduction in unit rate will be reliant on the sustainability of throughput beyond the first few years of operation as the current Mineral Reserves from the

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open-pits are depleted.  St Ives is actively exploring from additional surface source and has already identified a substantial low-grade resource in the Leviathan deposit which requires further technical-economic studies to assess future viability potential.   The throughput of the plant is reliant on a slightly coarser grind than that of the feasibility study not impacting on the recovery.  There is a low risk that this will not be achieved, however the cash flows has assumed a slightly lower recovery to account for this risk.

17.5.3     Operational Specific Opportunities

The most material operational opportunities are summarised as follows:

•              Exploration:  There is considerable potential within the current tenement holdings to add significantly to current Mineral Resource and Mineral Reserves through a combination of extensional and greenfields exploration. St Ives has a recent success history of new discoveries, despite exploration being complicated by the Tertiary and Quaternary sedimentary cover.  St Ives has committed adequate expenditure to support the ongoing replenishment strategy.

This aspect is by far the single biggest opportunity at St Ives and Gold Fields has a firm exploration expenditure commitment to fund current and future exploration plans.

•              Mineral Resources:  St Ives currently has Inferred Mineral Resources which are being investigated further at various levels of technical-economic studies in order to test viability and prior to funding further work sufficient to increase to Indicated Resources and into Probable Reserves.  No value has been assigned to these Resources and this offers a significant potential in addition to the continued exploration.

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18           MACRO-ECONOMICS AND COMMODITY PRICES

18.1        Introduction

The following section includes historical and forecast data in respect of the macro-economic and commodity price environments within which the St Ives operates.  Historical data has been sourced from various sources and is generally presented in calendar years up to and including 30 June 2004.  Forecast data is based on Gold Field’s projections of the various commodity prices and the country specific macro-economic parameters and is generally presented in financial years ending 30 June and commencing from 01 July 2004.

18.2        Historical and Forecast data

Figure 18.1 and Figure 18.2 presents the relevant macro-economic parameters (exchange rates and CPI) for Australia.

Figure 18.1 Exchange Rate Profile

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Figure 18.2 Inflation Profile

Figure 18.3 presents the historical and forecast commodity prices for gold in USD and AUD.

Figure 18.3 Commodity Price Profile

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19          ASSET VALUATION

19.1       Introduction

The following section presents discussion and comment on the valuation of the St Ives Tax Entity.  Specifically, comment is included on the methodology used to generate the FM including basis of valuation, valuation techniques and valuation results.

In compliance with certain requirements to generate post-tax pre-finance cash flows for the purpose of valuation, SRK has relied upon Gold Fields for certain inputs to the FMs.  These inputs are duly acknowledged by SRK.  Further in reproducing the results of the FM in this ITR, SRK provides assurances to the Directors of Gold Fields, that the technical-economic inputs including operating costs, capital expenditure and saleable product profiles of the St Ives Tax Entity, as provided to and reviewed by SRK, are accurately incorporated into the FM.  SRK also duly acknowledge Gold Field’s opinion that the  remaining inputs to the FM required in respect of working capital determination and taxation are accurately reflected in the FM.

19.2       Basis of Valuation

In generating the FM and deriving the valuations, SRK has:

•                Incorporated certain macro-economic parameters (Table 3.5) as provided by Gold Fields;

•                Incorporated the commodity price forecasts (Table 3.5) as provided by Gold Fields;

•                Incorporated the accounting opening balances (Table 3.4) as provided by Gold Fields;

•               All minerals extracted from the St Ives’ tenements are subject to a State Royalty of 2.5% of received revenue, payable before any other deductions.  St Ives accounts this front-end royalty in both its cut-off grade estimates and financial provisions.

•               Other than the State Royalty and pursuant to the agreement with WMC for the purchase of St. Ives, Gold Fields agreed to pay WMC a royalty based on future gold production at St. Ives according to the following criteria:

•                4% of the net smelter return of the gold production of St. Ives for each quarter to the extent that cumulative production of gold from November 30, 2001, exceeds 3.3 million ounces, subject to the spot price of gold exceeding AU$400 per ounce,

•                10% of the difference between the spot gold price and AU$600 per ounce of gold in respect of all gold produced from St. Ives each quarter after November 30, 2001, subject to the spot price of gold exceeding AU$600 per ounce,

Both of these commitments have been provisioned in the projected cash flows as reported herein and are included in the line item termed “mineral royalty”;

•               Assumed a nominal discount factor of 7.46% for all assets to establish a base case.  Note that this does not necessarily reflect the nominal WACC assuming Gold Field’s expected average tax rate; country inflation rate and debt/capital ratio;

•               Relied upon Gold Fields for all accounting inputs as required for the generation of the FM as detailed in Table 19.1.

Relied upon Gold Fields that, for the purpose of valuation, the assumption that 100% of the sales  revenue as derived from the quantum of gold production sold, the forecast USD gold price and the

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forecast exchange rate is available to the St Ives Tax Entity;

•               Relied upon Gold Fields that the calculation of nominal cash flows is in accordance with the fiscal regime within which the St Ives Tax Entity operates and are accurately reflected in the FM;

•               SRK has been informed by Gold Fields that an additional revenue stream derived from hedging gains is attributable to the Australian assets of St Ives and Agnew.  The total additional revenue for St Ives as at 01 July 2004 is USD27.2m for the six-months to December 2004 and USD23.6m during calendar year 2005;

•                Reported a DCF valuation, dated 01 July 2004, which includes Mineral Reserves only;

•               Performed sensitivity analyses to ascertain the impact of discount factors, commodity prices, total working costs and capital expenditures;

•                No salvage value has been included for plant and equipment on cessation of operations;

•                The valuation of the St Ives Tax Entity is on a stand alone basis only;

•                Items excluded:

•     the net cash position of the St Ives Tax Entity as at 30 June 2004 is negative (USD49.4m),

•                Corporate allocation at Gold Fields Level amounted to USD1.8m in the last financial year, future allocations have been excluded from the cash reported herein as the new company structure may not allocated corporate expenses in the same fashion or magnitude,

•                In terms of the “potential” statements and the comments that Gold Fields are committed to continued exploration, an amount of USD11.4m is budgeted to fund exploration activities for financial year ending June 2005, it is likely that this amount will continue to be funded and spent on an annual basis, however has been excluded from the cash flows because no resource potential has been ascribed any value.

19.3       Limitations and Reliance on Information

The cash flows reported for the St Ives Tax Entity are contingent upon the current and anticipated performance of mine management, as well as the expected achievement of the operating parameters as provided to and reviewed by SRK and set out in this ITR.

SRK has relied upon Gold Fields that such projections and forecasts as indicated, will be realised in the amounts and time periods contemplated.

The cash flow projections and valuation is based upon the anticipated operating performance as well as information provided to SRK by Gold Fields at the date hereof.  It should be understood that unforeseen developments might affect our opinion, or the reasonableness of any assumptions or basis used.

The LoM plans and the FM include forward-looking statements that are not historical facts.  These forward-looking statements are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.  Notwithstanding the aforementioned comments, SRK considers that at the time of compilation, the Mineral Reserves and associated depletion resulting in cash flow projections are appropriate and technically and economically achievable, however it must be noted that SRK does consider that a certain amount of upside potential is already built into the projections that fundamentally rely on the existing management performance to implement and sustain

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recent initiatives to ensure that the projected cash flows are realised within the anticipated timeframe.

19.4        Valuation Methodology

The valuation methodology for the St Ives Tax Entity is based on a sum of the parts approach comprising NPV for the ring-fenced mining asset and supplemental information as provided by Gold Fields (balance sheet items) to arrive at the Net Asset Value (“NAV”) for St Ives.

The NPV has been derived using DCF techniques applied on a post-tax pre finance basis for the ring-fenced St Ives Tax Entity.  These are based on the various LoM production plans, including the resulting TEPs (Section 17), and are solely based on Mineral Reserves.

In respect of non-LoM Mineral Resources and the EPs no valuation is presented, and discussion is limited to technical disclosure in accordance with the requirements of the Rules and Companion Policies.

The post-tax pre-finance cash flow is developed on the basis of the commodity price and macroeconomic projections as presented in Table 19.1.  SRK has developed a FM which is based on: annual cash flow projections ending 31 December; and TEPs stated in 01 July 2004 money terms.  As the valuation date is 01 July 2004, the cash flow projection for the first period includes projections for the 6 months to December only.

Variances in commodity prices exist between those used to derive Mineral Reserves, the current spot market prices and those used for the financial valuation.  The impacts on the individual Mineral Reserve statements are presented in the Mineral Reserve and Mineral Resource sensitivity tables as included in Section 10.0 of this ITR.  Further, as the generation of LoM plans is constrained by the annual planning process SRK has based its review on the latest available information as presented by Gold Fields.

19.5        Post-Tax – Pre-Finance Cash Flows

Table 19.1 present the post-tax pre-finance cash flows for St Ives Tax Entity.  Note that this table is not representative of a financial statement as may be customary for determining the consolidated cash flow positions for a company.  Further, no account is taken of movements in working capital at the Gold Fields level, or deferrals of tax liabilities between accounting periods, as may be the case in the generation of such Company level financial statements.  The first period 2004 reports the forecast six-month projections from 01 July 2004 to 31 December 2004, thereafter projections are annual ending 31 December.  Actual results for the six-month period ending 30 June 2004 are reported in Section 4 of this ITR.  The St Ives Tax Entity valuation is derived from the reported cash flows commencing 01 July 2004.

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Table      19.1        St Ives Tax Entity:  TEM in USD (nominal terms)

Financial Year Project Year		Units	Totals /Averages	2004 1	2005 2	2006 3	2007 4	2008 5	2009 6	2010 7	2011 8	2012 9
Production Mining
	RoM Tonnage	(kt)	21,994	2,651	5,861	5,325	2,511	1,697	1,410	1,333	939	267
	Head Grade	(g/t)	3.9	3.5	3.2	3.4	4.3	5.2	5.2	5.0	4.8	4.1
	Contained Gold	(koz)	2,743	296	604	585	344	284	236	214	145	35
Processing
	Milled Tonnage	(kt)	29,439	2,900	7,578	7,394	5,181	2,436	1,410	1,333	939	267
	Milled Grade	(g/t)	3.2	3.0	2.8	2.7	2.8	4.0	5.2	5.0	4.8	4.1
	Milled Gold	(koz)	3,007	277	685	646	459	310	236	214	145	35
	Metallurgical Recovery	(%)	92.3%	89.3%	90.6%	91.0%	92.2%	94.7%	95.9%	95.8%	95.7%	95.3%
	Recovered Gold	(koz)	2,776	247	620	588	423	294	227	205	138	33
	Clean-up Gold	(koz)
	Saleable Metal	(koz)	2,776	247	620	588	423	294	227	205	138	33
Commodity Sales
	Gold	(koz)	2,776	247	620	588	423	294	227	205	138	33
	Silver	(koz)
Commodity Prices
	Gold Price	(USD/oz)		404	412	420	429	437	446	455	464	473
		(AUSD/oz)		580	598	616	634	653	673	693	714	735
Macro Economics
	AUS PPI	(%)		1.5%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
	AUS CPI	(%)		1.5%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
	US PPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
	US CPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
	(USD:AUSD)			1.44	1.45	1.47	1.48	1.49	1.51	1.52	1.54	1.55
Financial - Nominal
Sales Revenue - Gold		(USDm)	1,169.2	99.4	256.9	245.9	178.7	125.4	97.8	89.3	60.9	14.9
Operating Expenditures		(USDm)	(764.3)	(28.5)	(152.0)	(163.9)	(122.7)	(92.2)	(71.0)	(67.6)	(50.1)	(16.3)
Mining		(USDm)	(494.5)	(49.5)	(101.6)	(97.6)	(57.4)	(55.1)	(47.2)	(45.2)	(32.3)	(8.6)
Processing		(USDm)	(197.5)	(21.0)	(54.8)	(42.5)	(34.1)	(16.5)	(9.8)	(9.7)	(7.0)	(2.0)
Overheads		(USDm)	(78.0)	(7.5)	(15.9)	(16.1)	(16.0)	(8.1)	(4.9)	(5.0)	(3.5)	(1.0)
Other Revenue		(USDm)	74.9	39.5	35.3	—	—	—	—	—	—	—
Mineral Royalty		(USDm)	(50.2)	(2.5)	(6.4)	(6.2)	(7.4)	(8.6)	(6.9)	(6.5)	(4.5)	(1.1)
Environmental		(USDm)	(6.8)	(0.6)	(1.5)	(1.4)	(1.0)	(0.7)	(0.6)	(0.5)	(0.4)	(0.1)
Terminal Benefits		(USDm)	(4.8)	—	—	—	(2.4)	(1.0)	—	(0.4)	(0.7)	(0.3)
Net Change in Working Capital		(USDm)	(7.3)	13.0	(7.1)	(0.1)	(4.5)	(2.0)	(1.6)	(0.2)	(1.7)	(3.2)
Operating Profit		(USDm)	404.9	70.9	105.0	82.0	56.0	33.2	26.7	21.7	10.8	(1.4)
Tax Liability		(USDm)	(12.7)		-6.2	-1.6	-4.8
Capital Expenditure		(USDm)	(195.1)	(68.1)	(31.8)	(39.2)	(20.3)	(15.4)	(11.2)	(8.2)	(0.9)	—
	Project	(USDm)	(195.1)	(68.1)	(31.8)	(39.2)	(20.3)	(15.4)	(11.2)	(8.2)	(0.9)	—
	Sustaining	(USDm)	—	—	—	—	—	—	—	—	—	—
Final Net Free Cash		(USDm)	197.2	2.8	66.9	41.2	30.8	17.9	15.5	13.5	9.9	(1.4)
Reporting Statistics - Real
Cash Operating Costs		(USD/oz)	269	166	231	276	271	301	304	324	342	381
Total Cash Costs		(USD/oz)	269	166	231	276	271	301	304	324	342	381
Total Working Costs		(USD/oz)	273	168	234	279	280	307	306	328	350	393
Total Costs		(USD/oz)	346	391	296	346	338	366	363	370	368	487

19.6        NPV Sensitivities

The following tables present the NPVs of the nominal cash flows as derived from the FM.  In summary they include:

•                The variation in NPV with discount factors;

•                The variation in NPV based on single parameter sensitivities; and

•                The variation in NPV based on twin (revenue and operating expenditure) sensitivities.

Table          19.3      St Ives Tax Entity: variation of NPV with discount factors

Discount Factor (%)	NPV (USDm)
0.00%	197.2
5.00%	160.2
7.46%	151.9
10.00%	144.1
12.00%	138.6
14.85%	131.3

Independent Technical Report - Main Report

Table      19.4        St Ives Tax Entity: NPV – single parameter sensitivity

Sensitivity Range - Revenue	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range - Operating Expenditures	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range - Capital Expenditures	-30%	-20%	-10%	0%	10%	20%	30%

Currency	(USDm)	(USDm)	(USDm)	(USDm)	(USDm)	(USDm)	(USDm)
Variation in NPV @ 0% DCF
Revenue	(152.4)	(37.2)	78.0	197.2	265.1	346.1	427.2
Operating Expenditures	353.2	296.8	240.0	197.2	113.2	33.1	(46.9)
Capital Expenditures	231.2	214.3	197.4	197.2	163.0	145.7	128.5
Variation in NPV @ 7.46% DCF
Revenue	(129.1)	(31.5)	66.0	151.9	223.0	291.5	360.1
Operating Expenditures	296.2	249.0	201.4	151.9	96.2	28.9	(38.5)
Capital Expenditures	197.7	182.5	167.3	151.9	136.4	120.9	105.3

Table      19.5        St Ives Tax Entity: NPV – twin parameters sensitivity at 7.46% discount factor

NPV (USDm)	Revenue Sensitivity
Operating Expenditure Sensitivity	-30%	-20%	-10%	0%	10%	20%	30%
-30%	73.0	157.6	227.7	296.2	364.7	433.0	501.2
-20%	5.6	102.7	179.9	249.0	317.5	385.9	454.2
-10%	(61.8)	35.8	128.2	201.4	270.3	338.8	407.2
0%	(129.1)	(31.5)	66.0	151.9	223.0	291.5	360.1
10%	(196.5)	(98.9)	(1.3)	96.2	174.5	244.3	312.8
20%	(263.9)	(166.3)	(68.7)	28.9	122.5	196.4	265.6
30%	(331.2)	(233.6)	(136.1)	(38.5)	59.1	146.1	217.9

Independent Technical Report - Main Report

20                              CONCLUDING REMARKS

The views expressed in this ITR have been based on the fundamental assumption that the required management resources and pro-active management skills to access the adequate capital necessary to achieve the LoM plan projections for the Mining Assets are sustained.

SRK has conducted a comprehensive review and assessment of all material issues likely to influence the future operations at St Ives.  The LoM plan, as provided to and taken in good faith by SRK, has been reviewed in detail for appropriateness, reasonableness and viability, including the existence of and justification for departure from historical performance.  Where material differences were found, these were discussed with St Ives and adjusted where considered appropriate.  SRK consider that the resulting TEPs and FM are based on sound reasoning, engineering judgement and technically achievable mine plans, within the context of the risks associated with the Australian gold mining industry.

/s/ Jonathan Suthers,	/s/ Phil Jankowski,
Mr. Jonathan Suthers,	Mr. Phil Jankowski,
Principal,	Senior,
SRK Consulting.	SRK Consulting.

/s/ Mike Warren
Mr Mike Warren,
Director,
SRK Consulting.

Independent Technical Report - Glossary, Abbreviations, Units

GLOSSARY, ABBREVIATIONS AND UNITS

GLOSSARY

acicular	needle-shaped

actinolite	an amphibole mineral commonly found in metamorphosed

greenstone:	Ca2(Mg,Fe)5Si8O22(OH)2

aeolian	pertaining to wind-driven processes

aircore	target generation drilling technique used in the weathered zone

albite	a sodium bearing feldspar mineral: NaAlSi3O8

alluvial	ertaining to a sedimentary deposit deposited by a river

alluvium	an unconsolidated sedimentary deposit deposited by a river

alternation	a change in a rock’s mineral composition

amphibole	a group of ferromagnesian minerals characterised by a molecular structure of a double chain of silica tetrahedra

amphibolite	a metamorphic facies formed under moderate to high temperature and pressure

ankerite	a calcium –iron carbonate mineral: CaFe (CO3)2

anticline	a convex fold in rock, the central part of which contains the oldest rock.

antiform	a convex fold in rock where the relative ages of the constituent rocks are unknown.

Archaean	that period of geological time prior to 2.5 million years before present; the earlier part of the Precambrian Era

argillaceous	applied to rocks or substances composed of clay minerals, or having a notable portion of clay in their composition

argillite	a sedimentary rock composed mainly of argillaceous material; the term includes shale, mudstone and siltstone

arsenopyrite	an iron-arsenic sulphide mineral: FeAsS

assay	the chemical analysis of mineral samples to determine the metal content

auriferous	bearing gold

axial planar	subparallel to the axial plane of a fold

backfill	material generally sourced from mine residues and utilised for the filling of mined voids, to ensure long terms stability of excavations and minimize the effects of seismic activity

Banded Iron formation	a rock that consists of alternating bands of iron-rich minerals, generally hematite, and chert or fine grained quartz

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Independent Technical Report - Glossary, Abbreviations, Units

basalt	a dark-coloured igneous rock, commonly extrusive, composed primarily of calcic plagioclase and pyroxene; the fine-grained equivalent of gabbro

batter angle	slope from bottom to top of the face of a wall

bedrock	the solid rock that underlies gravel, soil, or other superficial material

biotite	a common brown mica mineral: K(Mg,Fe)3AlSi3O10(OH,F)2

bismuthinite	a bismuth sulphide mineral: Bi2S3

blasthole	a drill-hole in a mine that is filled with explosives in order to blast loose a quantity of rock

breccia	a coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or a fine-grained matrix

bulk mining	any large-scale, mechanised method of mining involving many thousands of tonnes of ore being brought to surface each day

BWI	ball and rod indices

Cainozoic	the youngest era comprising the Tertiary to Quaternary, 65Ma to 0Ma

calcite	a calcium carbonate mineral: CaCO3

capital expenditure	specific project or ongoing expenditure for replacement or additional equipment, materials or infrastructure

carbonaceous	rich in carbon

carbon-in-leach

(“CIL”) the recovery process in which gold is leached from gold ore pulp by cyanide and simultaneously adsorbed onto activated carbon granules in the same vessel. The loaded carbon is then separated from the pulp for subsequent gold removal by elution. The process is typically employed where there is a naturally occurring gold adsorbent in the ore carbon-in-pulp

(“CIP”) the recovery process in which gold is first leached from gold ore pulp by cyanide and then adsorbed onto activated carbon granules in separate vessels. The loaded carbon is then separated from the pulp for subsequent gold removal by elution

cash costs	namely direct mining costs, direct processing costs, direct general and administration costs, consulting fees, management fees, bullion transport and refining charges

cataclasite	rock containing angular fragments formed by cataclasis

chalcopyrite	a copper-iron sulphide mineral: CuFeS2

chert	a hard, dense microcrystalline sedimentary rock, consisting chiefly of interlocking crystals of quartz

Independent Technical Report - Glossary, Abbreviations, Units

chip-sample	a method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face

chlorite	Mg,Fe)3(Si,Al)4O10(OH2).(Mg,Fe)3(OH)6 an important group of sheet silicates found in metamorphic, sedimentary and altered igneous rocks

clast	a particle of rock or single crystal which has been derived by weathering and erosion

cleavage	splitting or the tendency to split, along parallel, closely positioned planes in a rock

composite	combining more than one sample result to give an average result over a larger distance

concentrate	a metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.

conglomerate	a detrital sedimentary rock composed of rounded or sub-angular pebbles or cobbles in a finer grained matrix of siltstone or sandstone.

craton	a part of the earths crust that has attained stability and has been little deformed for a long period of geological time

crenulation	a microscopic-scale cleavage formed by the folding of an existing fabric

crosscut	a horizontal underground drive developed perpendicular to the strike direction of the stratigraphy

crushing	initial process of reducing ore particle size to render it more amenable for further processing

cummingtonite	(Mg,Fe)7Si8O22(OH2) an amphibole

cumulate	any igneous rock formed by the accumulation of crystals settling out of a magma

cut-off-grade	(“CoG”) the grade of mineralised rock which determines as to whether or not it is economic to recover its gold content by further concentration

cyanidation	extraction of gold or silver from crushed ore by dissolving the metal in a weak solutions of sodium cyanide

decline	a surface or sub-surface excavation in the form of a tunnel which is developed from the uppermost point downwards

desorption	the reverse process of adsorption whereby adsorbed matter is removed from the adsorbent.

development	underground work carried out for the purpose of opening up a

Independent Technical Report - Glossary, Abbreviations, Units

mineral deposit, includes shaft sinking, crosscutting, drifting and raising

dewatering	the removal of water from a drowned shaft, waterlogged workings or an aquifer to allow the commencement or sustainment of mining

diamond drill	a rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections

differentiated	separated magma into two or more fractions

dilution	waste which is unavoidably mined with ore

dip	angle of inclination of a geological feature/rock from the horizontal

dolerite	a medium grained intrusive mafic igneous rock similar in composition to basalt

dolomite	a calcium-magnesium carbonate mineral: CaMg(CO3)2

doré	unrefined gold, usually in bar form and consisting primarily of gold with smaller amounts of other precious and base metals, which will be further refined to high purity gold bullion

drill-hole	method of sampling rock that has not been exposed

dyke	a tabular, vertical to sub-vertical body of igneous rock formed by the injection of magma into planar zones of weakness

elution	the chemical process of desorbing gold from activated carbon

eocene	an epoch of the Palaeogene, 56.5Ma - 35.4 Ma

epiclastic	descriptive of sedimentary material redeposited from an existing sediment

epidote	a group of minerals commonly formed by low temperature metamorphism of igneous or sedimentary rocks: Ca2(Fe,Al)3(SiO4)3(OH)

erosion	the wearing-away of soil and rock by weathering, mass wasting, and the action of streams, glaciers, waves, wind and underground water

euhedral	descriptive of a grain with a fully developed crystal form

face	the end of a drift, crosscut or stope at which work is taking place

facies	a rock unit defined by its composition, internal geometry and formation environment

fall of ground	a partial or complete collapse of rock hosting underground mine workings

fault	a discontinuity surface across which there has been shear displacement

felsic	term used to describe the amount of light-coloured minerals in an

Independent Technical Report - Glossary, Abbreviations, Units

igneous rock

flotation

the process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the pulp surface in specially designed machines. The gangue or waste minerals are chemically depressed and do not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material

fluorite	an uncommon calcium-flouride mineral: CaF2

fluvial	pertaining to the processes and actions of a river or stream

fold	plastic deformation of previously horizontal rock strata

foliation	a repeated or penetrative planar feature in a rock

footwall	the underlying side of an orebody or stope

fuchsite	a green chrome bearing variety of muscovite: KAl2(Si3Al)O10(OH,F)2

gabbro	a coarse grained intrusive mafic igneous rock similar in composition to basalt

galena	a lead sulphide mineral: PbS

gangue	Non-valuable mineral components of the ore

Garnet	cubic mineral with the general formula A32+B23+Si3O12 where A = magnesium, iron, manganese or calcium and B = aluminum, iron or, rarely, chromium

grade	the measure of concentration of gold or other valuable metal within mineralised rock

granite	a coarse grained igneous rock composed of quartz and alkali feldspar with small amounts of plagioclase, biotite and hornblende

granitoida	term for any granitic rock

granodiorite	a coarse grained igneous rock composed dominantly of sodic plagioclase, alkali feldspar, quartz and small amounts of dark-coloured minerals

granophyre	a quartz porphyry or fine-grained porphyritic granite

granulite	a metamorphic facies found at great depths and temperatures >650°C

greenschist	a metamorphic facies of low-grade regional metamorphism of temperature range 300–500°C

greenstone	a field term for any compact dark-green altered or metamorphosed basic igneous rock that owes its colour to chlorite

greywacke	term for an immature sandstone with <15% clay minerals

v

Independent Technical Report - Glossary, Abbreviations, Units

gyroscopic survey	a survey conducted using a non-magnetic gyroscopic tool oriented to known survey co-ordinates on the surface

hanging wall	the overlying side of an orebody of stope

haulage	a horizontal underground excavation which is used to transport mined ore

head-grade	the average grade of ore fed to a mill/plant

hedging	taking a buy or sell position in futures market opposite to a position held in the cash/spot market to minimise the risk of financial loss from an adverse price change

hornblende	(Ca,Na)2-3(Mg,Fe,Al)5Si6(Si,Al)2O22(OH)2] a calcium rich amphibole

hydrothermal	process of injection of hot, aqueous, generally mineral-rich solutions into existing rocks or fractures

igneous	a primary crystalline rock formed by the solidification of magma

Indicated Mineral Resource

that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed

Inferred Mineral Resource

that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes which may be limited or of uncertain quality and reliability

intermediate	a rock with <10% quartz plus alkali and plagioclase feldspars

intrusive	pertaining to rocks formed by the injection of magma into pre-existing rock and solidified by cooling beneath the surface

inverse distance	interpolation method of assigning values from samples to blocks based on the distance of the samples to the block centroid

isoclinal	descriptive of a fold where the adjacent limbs are parallel

Jurassic	the middle period of the Mesozoic, 208Ma –145.6Ma

Komatiite	a mantle-derived igneous rock rich in magnesium oxide

komatiite	an igneous suite of basaltic and ultramafic lavas and associated rocks

Independent Technical Report - Glossary, Abbreviations, Units

kriging	an interpolation method of assigning values from samples to blocks that minimises the estimation error

lacustrine	referring to a lake

lag (bed load deposit)	a residual accumulation of coarse particles from which the fine material has been removed by wind and water currents

lamprophyre	any group of igneous rocks characterised by a porphyritic texture with abundant dark-coloured minerals in microscopic matrix

lateratised	rock that has become highly concentrated in iron and aluminum oxides due to the removal of silica and alkalies during weathering

leaching	dissolution of gold from crushed and ground material

lenticular	resembling in shape the cross-section of a lens

level (mining level)	horizontal tunnel the primary purpose is the transportation of personnel and materials

lignite	low-grade coal, with about 70% carbon and 20% oxygen, intermediate between peat and bituminous coal

lineament	a major, linear, topographic feature of regional extent of structural or volcanic origin

lineation	a repeated of penetrative linear structure in a rock mass

lithological	geological description pertaining to different rock-types

lock-up gold	gold locked as a temporary inventory within a processing plant, or sections thereof, typically milling circuits

LoM plans	Life-of-Mine plans

mafic	an igneous rock composed chiefly of ferromagnesian minerals and feldspars

magnetite	an iron oxide mineral of the spinel group: Fe3O4

massive	does not have a fabric

Measured Mineral Resource

that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes. The locations are spaced closely enough to confirm geological and grade continuity

metamorphism	structural and/or chemical alteration of rocks and minerals by heat, pressure and/or chemical processes

mill lock-up	the inventory of gold which has accumulated within milling circuits over a defined period

milling	a general term used to describe the process in which the ore is

Independent Technical Report - Glossary, Abbreviations, Units

crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product

Mineral Reserve

the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserve

Mineral Resource

a concentration [or occurrence] of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral Resources are sub-divided in order of increasing confidence, in respect of geoscientific evidence, into Inferred, Indicated and Measured categories

mineralised	rock in which minerals have been introduced to the point of a potential ore deposit

modified stability number	(N’)

muscovite	a common white mica mineral: KAl2(Si3Al)O10(OH,F)2

mylonite	a compact chertlike rock with a streaky or banded structure

normal fault	a fault in which the hangingwall moves downward relative to the footwall

nugget effect	the measure of the inherent randomness of a grade distribution

oligocene	the youngest epoch of the Palaeogene, 35.4Ma to 23.3Ma

olivine	a group of common ferromagnesian minerals characterised by a molecular structure of isolated silica tetrahedra: (Mg,Fe)SiO4

open-pit	a mine working or excavation open to the surface

open	a fold with an interlimb angle between 70° and 120°

ordinary kriging	a common type of kriging used when sampling information is relatively dense

ore	a mixture of minerals, host rock and waste material which is

Independent Technical Report - Glossary, Abbreviations, Units

expected to be mineable at a profit

Permian	the youngest period of the Palaeozoic, 290Ma -245Ma

pillar	rock left behind to help support the excavations in an underground mine

pillowed	formed when lava flows come into contact with water

placer	a concentration of heavy minerals in a fluvial system

plunge	the inclination of a fold axis or other linear feature, measured in the vertical plane

porphyry	igneous rock with phenocrysts in fine-grained or glassy matrix

prehnite-pumpellyite	a metamorphic facies formed under moderate pressure and low temperature

Probable Mineral Reserve

the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

project capital	capital expenditure which is associated with specific projects of a non-routine nature

Proterozoic	the era of geological time between 2.5 billion and 570 million years ago

Proved Mineral Reserve

the economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

pyrite	an iron sulphide mineral: FeS2

pyroxene	a group of common ferromagnesian minerals characterised by a molecular structure of a chain of silica tetrahedral.

pyrrhotite	an iron sulphide mineral: Fe1-xS

quartz	crystalline silica, one of the commonest minerals: SiO2

Quaternary	the most recent subperiod of the Cainozoic 1.64Ma-present

Independent Technical Report - Glossary, Abbreviations, Units

range (of a variogram)	The distance at which the variogram model becomes a constant

reclined	a fold whose hinge line plunges steeply

recovery	the percentage of valuable constituent derived from an ore; a measure of mining or extraction efficiency

recumbent	a fold whose hinge line and axial surface are both horizontal

regolith	the superficial layer of loose, unconsolidated material which overlies bedrock over much of the land surface

retrogressive	metamorphism which produces a lower grade from a higher grade

reverse / thrust fault	fault in which hangingwall moves upwards relative to the footwall

reverse circulation	drilling technique

rheological	flow and deformation of materials

rhyolite	an extrusive igneous rock, typically porphyritic and commonly exhibiting flow texture

sedimentary	pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks

seismic	earthquake or earth vibration including those artificially induced

selvage	the marginal zone of an igneous mass, characterised by a fine- grained or glassy texture

semi-variogram	a semi-variogram is a graph that measures the change of the differences of grade as the separation between samples increases; also known as a variogram; a necessary input for kriging

sericite	a white, fine grained variety of muscovite: KAl2(Si3Al)O10(OH,F)2

shaft	an opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste

shale	a fine grained detrital sedimentary rock formed by the compaction of clay, silt or mud which splits easily along its bedding planes

shear	a fault that developed with a significant amount of ductile deformation of the rock mass it transgresses.

sigmoidal	curved in two directions

siliceous	rich in silica

sill	a tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness

sinistral	left hand displacement on a fault plane

spinifex	a lacy mesh of acicular olivine crystals, typical of extrusive komatiite rocks

stockwork	a mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole

x

Independent Technical Report - Glossary, Abbreviations, Units

mass can be mined
stope	underground void created by mining

strain	change of dimensions of matter in response to stress

stratigraphy	the science of rock strata

strike	direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction

stripping ratio	the unit amount of overburden that must be removed to gain access to a unit amount of ore or mineral material

stripping	in chemical extraction of minerals, treatment of pregnant solution to remove dissolved values

sulphide	sulphur bearing mineral

supergene	referring to mineral deposits or enrichments formed by descending solutions

surface sources	ore sources, usually dumps, tailings dams and stockpiles, located at the surface

sustaining capital	capital estimates of a routine nature which are necessary for sustaining operations such as replacement or additional equipment, materials or infrastructure

syncline	a concave fold in rock, the central part of which contains the youngest rock.

synform	a concave fold in rock where the relative ages of the constituent rocks are unknown.

tailings	processed waste material left after extraction of most of the economic components

talc	a sheet silicate mineral commonly found in metamorphosed ultramafic rock: Mg3Si4O10(OH)2

tectonic	descriptive of a structure produced by deformation or relating to a major Earth structure and its formation

terrane	a region of the crust with well-defined margins, which differs significantly in tectonic evolution from neighbouring regions

tertiary	a period of the Cainozoic comprising the Palaeocene to Pliocene, 65.0Ma – 1.64Ma

tholeiite	a basalt or related igneous rock comprising plagioclase and orthopyroxene

thrust	overriding movement

tight (fold)	a fold with a small angle between its limbs

titanite	an uncommon titanium bearing mineral found in metamorphosed

Independent Technical Report - Glossary, Abbreviations, Units

igneous rocks: CaTiSiO5

trondhjeimite	an igneous intrusive rock; a variety of granodiorite with low levels of potassium feldspar and ferromagnesian minerals

tuff	a general term for all consolidated pyroclastic rocks

ultramafic	an igneous rock composed of ferromagnesian minerals to the exclusion of quartz and feldspars.

variogram	see semi-variogram

vein	a sheet-like or tabular, discordant, mineralised body formed by complete or partial infilling of a fracture within a rock

volcaniclastic	containing volcanic material

waste	the part of an ore deposit that is too low in grade to be of economic value at the time of mining, but which may be stored separately for possible treatment later

xenolith	rock fragment foreign to igneous rock in which it occurs

Yilgarn Craton	stable interior of the continental plate, unaffected by plate margin activity since the Precambrian

Independent Technical Report - Glossary, Abbreviations, Units

ABBREVIATIONS AND UNITS

Ag	Silver

ANFO	Ammonium Nitrate Fuel Oil

Au	Gold

AusIMM	Australian Institute of Mining and Metallurgy

CIL	Carbon-in-leach

CIP	Carbon-in-pulp

CoG	Cut-off Grade

CPI	Consumer Price Index

CPR	Competent Persons’ Report

DCF	Discounted Cash Flow

DEH	Department of the Environment and Heritage

DOE	Department of Environment

DoIR	Department of Industry and Resources

DME	Department of Minerals and Energy

EIA	Environmental Impact Assessment

EMP	Environmental Management Programme

FIFO	Fly-In-Fly-Out

FM	Financial Model

FoG	Fall of Ground

FY	Financial Year

ILR	Intensive Leach Reactor

ITR	Independent Technical Report

JORC Code	1999 Australasian Code for Reporting of Mineral Resources and Mineral Reserves

JSE	JSE Securities Exchange South Africa

JV	Joint Venture

KPI	Key Performance Indicator

LHD	Load Haul Dump (underground mechanised mining machine)

LoM plan	Life-of-Mine plan

SIFR	Serious Injury Frequency Rate, quoted in Mmhrs

MCF	Mine Call Factor

Independent Technical Report - Glossary, Abbreviations, Units

Mmhrs	Million man hours

NAV	Net Asset Value

NoI	Notice of Intent

NPV	Net Present Value

op	Open-pit

PWDP	Planned Within Design Pit

P	Planned

P80	80% Probability

PAI	Planned Above Infrastructure

QA/QC	Quality assurance / quality control

QP	Qualified Person

RC	Reverse Circulation

RoM	Run-of-Mine

RMR	Rock Mass Rating

SAG	Semi-autogenous grinding

SAMREC	South African code for Reporting of Mineral Resources and Mineral Reserves

SBP	Strategic Business Plan

SEC	United States Securities and Exchange Commission

SPQ	Single Persons’ Quarters

SRK	Steffen, Robertson and Kirsten (South Africa) (Pty) Limited

SS	Surface Sources

TEC	Total Employees Costed

TEP	Technical Economic Projection

TSF	Tailings Facility

TSX	Toronto Stock Exchange

ug	underground

UHR	Uphole Retreat Stoping

UP	Unplanned

UPBI	Unplanned Below Infrastructure

UPODP	Unplanned Outside of Design Pit

WACC	Weighted Average Cost of Capital

WRC	Water and Rivers Commission

Independent Technical Report - Glossary, Abbreviations, Units

WRD	Waste Rock Dump

YTD	Year to Date

UNITS

AUD	Australian Dollar

bcm	bank cubic metres (insitu volume)

Mbcm	Million bank cubic meters

cm	a centimetre

g	grams

g/t	grams per metric tonne - gold concentration

GBP	Great Britain Pound

Ha	a Hectare

kg	a kilogram

km	a kilometre

km2	a square kilometre

koz	a thousand ounces

kt	a thousand metric tonnes

ktpa	a thousand metric tonnes per annum

ktpm	a thousand tonnes per month

m	a metre

m²	a square meter

m3	a cubic meter

Ml	a million litres

mm	a millimeter

Moz	a million ounces

oz	a fine troy ounce equalling 31.10348 grams

ppm	parts per million

t	a metric tonne

º	degrees

‘	minutes

%	percentage

USD	United States Dollar

Independent Technical Report - Glossary, Abbreviations, Units

USDk	thousand United States Dollar

USDm	million United States Dollar

USD/oz	United Sates Dollar per ounce

ZAR	South African Rand

Independent Technical Report - Certificates of Qualification

App. 1 Certificates of Qualification

i

Independent Technical Report - Certificates of Qualification

CERTIFICATE of QUALIFICATION

To Accompany the Report entitled
“Independent Technical Report on St Ives Gold Mine, Western Australia.”
dated, 01 July 2004.

I, Philip Edward Jankowski, do hereby certify that:

1.               I reside at 44 King Street, East Fremantle, WA  6058, AUSTRALIA.

2.               I am a graduate from the Australian National University, Canberra, Australia, with a Bachelor of Science degree in Geology in 1986, and a Graduate Diploma in Science in 1988; and a graduate from the University of Western Australia, Perth, Australia with a Masters of Science in 2003. I have continually practiced my profession since 1988.

3.              I am a Member of The Australasian Institute of Mining and Metallurgy.

4.              I am a Senior Resource Evaluation Consultant with SRK (Australasia) Pty Ltd, a firm of consulting geologists and engineers which has been practicing in this profession since 1974. I hold office at 1064 Hay Street, WEST PERTH, WA 6005, AUSTRALIA and have been employed as such since 2004.

5.              With 16 years mining industry experience, including on-site and head office roles and, I have worked as a geologist in open cut and underground gold mines, mineral exploration and resource estimation as well as provided technical skills to underground and open cut gold and tantalum-tin mines.

6.              I have read the definition of “qualified person” as set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfil the requirements to be a qualified person for the purpose of NI43-101.

7.              I have prepared parts of the Independent Technical Assessment Report (the ‘Report’) concerning the St Ives Gold Mine, mainly those related to the geology and Mineral Resource estimates.

8.              I have visited the site of St Ives Gold Mine, most recently between the 30th August and 3rd September, 2004.

9.              I have no personal knowledge, as of the date of this Certificate, of any material fact or change, which is not reflected in this report, the omission to disclose that would make this report misleading.

10.   Neither I, nor any affiliated entity of mine is at present, or under an agreement, arrangement or understanding expects to become, an insider, associate, affiliated entity or employee of St Ives Gold Mine and/or Gold Fields Limited, and/or any associated or affiliated entities.

11.   Neither I nor any affiliated persons or entity of mine, own, directly or indirectly, nor expect to receive, any interest in the properties or securities of St Ives Gold Mine and/or Gold Fields Limited, or any associated or affiliated companies.

12.   I am independent of St Ives Gold Mine and/or Gold Fields Limited Ltd, in accordance with the application of Section 1.5 of (NI) 43-101.

13.   I have not had any involvement with the St Ives Gold Mine property prior to the review commissioned by Gold Fields Limited.

ii

Independent Technical Report - Certificates of Qualification

14.   I have read the NI 43-101 and Form 43-101F1, and CIM on Mineral Resources and Reserves, and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1.

15.   I consent to the filing of this Report with the relevant securities commission, stock exchange and other regulatory authorities as may be determined, including general publication in hardcopy and electronic formats to shareholders and to the public.

/s/ Phil Jankowski
Phil Jankowski, Msc, MAusIMM

Dated at West Perth, Australia this 2nd day of November 2004

iii

Independent Technical Report - Certificates of Qualification

CERTIFICATE of QUALIFICATION

To Accompany the Report entitled
“Independent Technical Report on St Ives Gold Mine, Western Australia.”
dated, 01 July 2004.

I, Michael John Warren, do hereby certify that:

1.               I am responsible for the technical report titled “Independent Technical Report on St Ives Gold Mine, Western Australia.” dated, 01 July 2004 (the “Technical Report”) relating to the property and was responsible for the preparation of Section 13 of the Technical Report.  For the balance of the Technical Report, I relied upon the work completed by QPs listed in Section 3.6.

2.              I reside at 97 Monteith Street, Warrawee, NSW  2074, AUSTRALIA.

3.              I am a graduate from the University of New South Wales, Sydney, Australia in 1979, with a BSc degree in Mining Engineering, and a graduate from Macquarie University, Sydney with an Masters of Business Administration (1991). I also hold a First Class Mine Managers Certificate, Queensland and a Mine Managers Certificate, NSW. I have continually practiced my profession since 1979.

4.              I am a Member of The Australasian Institute of Mining and Metallurgy and a Fellow of the Australian Institute of Company Directors.

5.              I am a Principal Consultant in Mining Engineering with SRK (Australasia) Pty Ltd, a firm of consulting geologists and engineers which has been practicing in this profession since 1974. I hold office at Level 9, 1 York St SYDNEY,  NSW  2000, AUSTRALIA and have been employed as such since 2000.

6.              With over 25 years mining industry experience, including on-site and head office roles and 5 years in investment banking for mining projects, I have worked in underground metal mines, open cut uranium mines and open cut coal mines, as well as provided technical skills to underground and open cut copper/gold mines, underground coal mines and open cut gold mines.

7.              I have read the definition of “qualified person” as set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfil the requirements to be a qualified person for the purpose of NI43-101.

8.              I have prepared parts of the Independent Technical Assessment Report (the ‘Report’) concerning the St Ives Gold Mine, mainly those related to the mining and Mineral Reserves aspect of the report.

9.              My work in this Report also involved peer review and editing of the Report.

10.   I have visited the site of St Ives Gold Mine, most recently between the 30th August and 3rd September, 2004.

11.   I have no personal knowledge, as of the date of this Certificate, of any material fact or change, which is not reflected in this report, the omission to disclose that would make this report misleading.

12.   Neither I, nor any affiliated entity of mine is at present, or under an agreement, arrangement or understanding expects to become, an insider, associate, affiliated entity or employee of St Ives Gold Mine and/or Gold Fields Limited, and/or any associated or affiliated entities.

iv

Independent Technical Report - Certificates of Qualification

13.   Neither I nor any affiliated persons or entity of mine, own, directly or indirectly, nor expect to receive, any interest in the properties or securities of St Ives Gold Mine and/or Gold Fields Limited, or any associated or affiliated companies.

14.   I am independent of St Ives Gold Mine and/or Gold Fields Limited Ltd, in accordance with the application of Section 1.5 of (NI) 43-101.

15.   I have not had any involvement with the St Ives Gold Mine property prior to the review commissioned by Gold Fields Limited.

16.   I have read the NI 43-101 and Form 43-101F1, and CIM Standards on Mineral Resources and Reserves, and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1.

17.   I consent to the filing of this Report with the relevant securities commission, stock exchange and other regulatory authorities as may be determined, including general publication in hardcopy and electronic formats to shareholders and to the public.

/s/ Michael Warren
Michael Warren BSc, MBA, MAusIMM, FAICD

Dated at Sydney, Australia this 2nd day of November 2004

v

Independent Technical Report - Distribution Page

SRK CONSULTING

REPORT DISTRIBUTION RECORD

This form to be completed for each copy of the report produced and bound in as the final page of the report.

Job No.:
Report Name:	D:\SRK Projects\au.SRK314.GFL CPR\FINAL 43-101\43-101.GFL.St
Ives.JSE2vFin.021104.doc
Copy No.:

Name/Title	Company	Copy	Date	Authorised by
The Directors	Gold Fields	1	02 Nov 2004	J Suthers
The Directors	IAMgold	2	02 Nov 2004	J Suthers
Listings Division	JSE	3	02 Nov 2004	J Suthers
Listings Division	TSE	4	02 Nov 2004	J Suthers
I Humphreys	SRK	5	02 Nov 2004	J Suthers
J Suthers	SRK	6	02 Nov 2004	J Suthers
P Jankowski	SRK	7	02 Nov 2004	J Suthers
M Warren	SRK	8	02 Nov 2004	J Suthers

APPROVAL SIGNATURE:

COPYRIGHT

These technical reports (a) enjoy copyright protection and the copyright vests in SRK Consulting unless otherwise agreed to in writing; (b) may not be reproduced or transmitted in any form or by any means whatsoever to any person without the written permission of the copyright holder.